As filed with the Securities and Exchange Commission on June 24, 2022
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNITED COMMUNITY BANKS, INC.
(Exact Name of Registrant as Specified in its Charter)

Georgia	6022	58-1807304
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
125 Highway 515 East
Blairsville, Georgia 30512
(706) 781-2265
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Melinda Davis Lux
General Counsel and Corporate Secretary
United Community Banks, Inc.
2 West Washington Street, Suite 700
Greenville, South Carolina 29601
Telephone: (864) 241-8736
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Neil E. Grayson and D. Lee Kiser Nelson Mullins Riley & Scarborough LLP 2 West Washington Street, Suite 400 Greenville, South Carolina 29601 Telephone: (864) 373-2300	David L. Nast Progress Financial Corporation 201 Williams Avenue Huntsville, Alabama 35801 Telephone: (256) 319-3600	Jennifer R. McCain Maynard, Cooper & Gale, P.C. 191 Sixth Avenue North, Suite 1700 Birmingham, Alabama 35203 Telephone: (205) 254-1000

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY — SUBJECT TO COMPLETION — DATED JUNE 24, 2022

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Progress Financial Corporation:
On May 3, 2022, United Community Banks, Inc., which we refer to as United, and Progress Financial Corporation, which we refer to as Progress, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, that provides for the combination of United and Progress. Under the merger agreement, Progress will merge with and into United, with United as the surviving corporation, in a transaction we refer to as the merger. Immediately following completion of the merger, Progress Bank and Trust, a wholly-owned subsidiary of Progress, which we refer to as Progress Bank, will merge with and into United Community Bank, a wholly-owned subsidiary of United, with United Community Bank as the surviving bank, in a transaction we refer to as the bank merger. The transaction will enable United’s expansion into Progress’ attractive Alabama and Florida markets.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each outstanding share of Progress common stock (except for treasury stock or shares owned by Progress or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights) will be converted into the right to receive 0.770 shares, which we refer to as the exchange ratio, of United common stock, plus cash in lieu of fractional shares.
Although the number of shares of United common stock that each Progress stockholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of United common stock and will not be known at the time Progress stockholders vote on the merger agreement. Based on the exchange ratio of 0.770 and on the closing price of United common stock on the NASDAQ Global Select Market on May 3, 2022, which was the last trading day preceding the date of public announcement of the merger, the value of the per share merger consideration payable to holders of Progress common stock was approximately $23.52 as of such date. We urge you to obtain current market quotations for United (currently traded on The NASDAQ Global Select Market under the trading symbol “UCBI”). Progress common stock is not listed or quoted on any exchange.
Based on the current number of shares of Progress common stock outstanding as of the date of the merger agreement, United expects to issue approximately 8.5 million shares of United common stock to Progress stockholders upon completion of the merger. Upon completion of the merger, current Progress stockholders will own approximately 7.4% of United common stock. However, any increase or decrease in the number of outstanding shares of Progress common stock that occurs for any reason before the completion of the merger will cause the actual number of shares of United common stock issued upon completion of the merger to change.
Progress will hold its 2022 annual meeting of stockholders on [August 23], 2022 at 4:00 p.m., Central Daylight Time, in the Loretta Spencer auditorium at the Huntsville Museum of Art, 300 Church Street, Huntsville, Alabama 35801. At the annual meeting, holders of Progress common stock will be asked to vote to approve the merger agreement as described in this proxy statement/prospectus and to vote on the election of five Class II directors to serve on the Progress board of directors for a three-year term (or until the merger is consummated). Progress stockholders will also be asked to approve a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement, as described in this proxy statement/prospectus. The directors of Progress have entered into voting and support agreements with United pursuant to which they have agreed to vote “FOR” the approval of the merger agreement, subject to the terms of the voting and support agreements. Additional information regarding the voting process for the Progress annual meeting is included in this proxy statement/prospectus.
Progress’ board of directors has determined and declared that the merger agreement, the merger, and the transactions contemplated by the merger agreement are advisable and in the best interests of Progress and its stockholders, has unanimously authorized, adopted and approved the merger agreement, the merger, and the transactions contemplated by the merger agreement, and unanimously recommends that Progress stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” each of the five director nominees, and “FOR” the proposal to adjourn the Progress annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.
This document, which serves as a proxy statement for the annual meeting of Progress stockholders and as a prospectus for the shares of United common stock to be issued in the merger to Progress stockholders, describes the annual meeting of Progress stockholders, the merger, the documents related to the merger, and other related matters. Please carefully read this entire proxy statement/prospectus, including the “Risk Factors,” beginning on page 17, for a discussion of the risks relating to the proposed merger. You can also obtain information about United from documents that United has filed with the Securities and Exchange Commission.
If you have any questions concerning the merger, you should contact Dabsey Maxwell, Chief Financial Officer and Chief Operations Officer of Progress, 201 Williams Avenue, Huntsville, Alabama 35801 at (256) 319-3600.
David L. Nast President and Chief Executive Officer Progress Financial Corporation
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either United or Progress, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is [•], 2022, and it is first being mailed or otherwise delivered to the stockholders of Progress on or about [•], 2022.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [AUGUST 23], 2022
To the Stockholders of Progress Financial Corporation:
Progress Financial Corporation, which we refer to as Progress, will hold an annual meeting of stockholders at 4:00 p.m., Central Daylight Time, on [August 23], 2022, in the Loretta Spencer auditorium at the Huntsville Museum of Art, 300 Church Street, Huntsville, Alabama 35801, for the following purposes:
•
to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 3, 2022, by and among United Community Banks, Inc., which we refer to as United, and Progress, pursuant to which Progress will merge with and into United, with United continuing as the surviving corporation, which we refer to as the merger proposal;

•
to elect five Class II directors to serve on the board of directors for a three-year term (or until the consummation of the merger);

•
to consider and vote upon a proposal to adjourn the Progress annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal, which we refer to as the adjournment proposal; and

•
to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The annual meeting may also be attended virtually online. Stockholders will be able to listen, vote and submit questions during the annual meeting via a live audiocast available at https://agm.issuerdirect.com/prog. Additional information regarding attending the annual meeting virtually and the voting process for the annual meeting is included in this proxy statement.
We have fixed the close of business on [•], 2022 as the record date for the Progress annual meeting. Only holders of record of Progress common stock as of the close of business on the record date are entitled to notice of, and to vote at, the Progress annual meeting, or any adjournment or postponement thereof. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Progress common stock. The annual meeting may be adjourned from time to time upon approval of the holders of Progress common stock, without notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting. The directors of Progress have entered into voting and support agreements with United, pursuant to which such holders have agreed to vote in favor of the merger proposal, subject to the terms of the voting and support agreements.
Progress stockholders have appraisal rights under Alabama law entitling them to obtain payment in cash for the fair value of their shares, provided they comply with each of the requirements under Alabama law, including not voting in favor of the merger proposal and providing timely notice to Progress. For more information regarding appraisal rights, please see “The Merger — Appraisal Rights for Progress Stockholders” beginning on page [•].
Your vote is very important.   We cannot complete the merger unless Progress stockholders approve the merger proposal.
Whether or not you plan to attend the annual meeting in person or by proxy, we urge you to vote now to make sure there will be a quorum for the annual meeting. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope as described on the proxy card. The giving of an appointment of proxy will not affect your right to revoke it or attend the annual meeting and vote in person. If you hold your stock in “street name” through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed proxy statement/prospectus provides a detailed description of the annual meeting, the merger, the documents related to the merger (including the merger agreement), and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus, or need help voting your shares of Progress common stock, please contact Dabsey Maxwell, Chief Financial Officer and Chief Operations Officer of Progress, at (256) 319-3600.
Progress’ board of directors has determined and declared that the merger agreement, the merger, and the transactions contemplated by the merger agreement are advisable and in the best interests of Progress and its stockholders, has unanimously authorized, adopted and approved the merger agreement, the merger and the transactions contemplated by the merger agreement, and unanimously recommends that Progress stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” each of the five Class II director nominees, and “FOR” the proposal to adjourn the Progress annual meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.
By Order of the Board of Directors,
David L. Nast
President and Chief Executive Officer
Huntsville, Alabama
[•], 2022

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about United Community Banks, Inc., which we refer to as United, from documents filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by United at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting United at the following address:
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512
Attention: Investor Relations
Telephone: (706) 781-2265
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, Progress stockholders must request them no later than five business days before the date of the Progress annual meeting. This means that Progress stockholders requesting documents must do so by [•], 2022.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [•], 2022, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference to another document into this proxy statement/prospectus is accurate as of the date of such document. Neither the mailing of this proxy statement/prospectus to Progress stockholders, nor the issuance by United of shares of United common stock in connection with the merger, will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding United has been provided by United and information contained in this proxy statement/prospectus regarding Progress has been provided by Progress.
Please see “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following are some questions that you may have about the merger and the Progress annual meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger or the Progress annual meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”
Q:
What is the merger?

A:
United and Progress have entered into an Agreement and Plan of Merger, dated as of May 3, 2022, which we refer to as the merger agreement. Under the merger agreement, Progress will merge with and into United, with United continuing as the surviving corporation, in a transaction we refer to as the merger. Immediately following the completion of the merger, Progress Bank and Trust, a wholly-owned subsidiary of Progress, which we refer to as Progress Bank, will merge with and into United Community Bank, a wholly-owned subsidiary of United, with United Community Bank continuing as the surviving bank, in a transaction we refer to as the bank merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

Upon completion of the merger, Progress stockholders will receive 0.770 shares of United common stock for each share of Progress common stock (except for treasury stock or shares owned by Progress or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights) they hold immediately prior to the merger, plus cash in lieu of fractional shares. As a result of the foregoing, based on the number of shares of United common stock and Progress common stock outstanding as of May 3, 2022, the last trading day before public announcement of the merger, it is expected that United shareholders will hold approximately 92.4%, and Progress stockholders will hold approximately 7.6%, of the shares of the combined company outstanding immediately after the effective time of the merger, which we refer to as the effective time.
The merger cannot be completed unless, among other things, Progress stockholders approve the merger proposal.
Q:
Why am I receiving this proxy statement/prospectus?

A:
We are delivering this document to you because it is a proxy statement being used by the Progress board of directors to solicit proxies of Progress stockholders in connection with approval of the merger and related matters.

In order to approve the merger agreement and related matters, Progress has called an annual meeting of its stockholders. This document serves as the proxy statement for the Progress annual meeting and describes the proposals to be presented at the Progress annual meeting.
Finally, this document is also a prospectus that is being delivered to Progress stockholders because, in connection with the merger, United will be issuing to Progress stockholders shares of United common stock as merger consideration.
This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the Progress annual meeting and important information to consider in connection with an investment in United common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Progress common stock voted by proxy without attending the Progress annual meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:
What are Progress stockholders being asked to vote on at the Progress annual meeting?

A:
Progress is soliciting proxies from its stockholders with respect to the following proposals:

•
a proposal to approve the merger agreement, which we refer to as the merger proposal;

•
a proposal to elect five Class II directors to serve on the Progress board of directors for a three-year term (or until the consummation of the merger);

•
a proposal to adjourn the Progress annual meeting, if necessary or appropriate, for the purpose of soliciting additional proxies in favor of the merger proposal, which we refer to as the adjournment proposal; and

•
any other business properly brought before the meeting.

Each of the Progress directors is expected to resign from the board of directors as of the closing of the merger.
Q:
Why are Progress stockholders electing the Class II directors?

A:
Progress’ directors are elected to three-year terms and the Class II directors have been nominated for re-election at the 2022 annual meeting. If elected, each Class II director will serve until his or her term on the board of directors expires in 2025, unless the merger is consummated. Each of the Progress directors is expected to resign from the board of directors as of the closing of the merger.

Q:
What will Progress stockholders receive in the merger?

A:
Upon completion of the merger, Progress stockholders will receive 0.770 shares of United common stock, which we refer to as the merger consideration, for each share of Progress common stock held immediately prior to the merger. United will not issue any fractional shares of United common stock in the merger. Progress stockholders who would otherwise be entitled to a fraction of a share of United common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger.

Q:
How will the merger affect Progress restricted stock awards?

A:
Under the merger agreement, at the effective time, each outstanding Progress restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Progress common stock underlying such restricted stock award.

Q:
How will the merger affect Progress stock options?

A:
Prior to the effective time, each holder of an option to acquire shares of Progress common stock, whether vested or unvested, will have the opportunity to enter into an option cash-out agreement with United, pursuant to which such holder’s option will be cancelled and converted automatically into the right to receive cash in an amount, which we refer to as the option cash-out amount, equal to the product of (i) the excess, if any, of (A) the product of (x) 0.770, multiplied by (y) the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger, over (B) the exercise price of such option, multiplied by (ii) the number of shares of Progress common stock subject to such option. However, the number of options converted into a right to receive the option cash-out amount will be limited to 25% of the total number of options outstanding as of immediately prior to the effective time.

As of the effective time, each outstanding option other than any option cancelled in exchange for cash pursuant to the above, will be assumed by United. From and after the effective time, (i) each assumed option may be exercised solely for shares of United common stock, (ii) the number of shares of United common stock subject to such assumed option will be equal to (A) the number of shares of Progress common stock subject to such option immediately prior to the effective time multiplied by (B) 0.770 (rounded down to the nearest whole share), and (iii) the per share exercise price under each such option will be adjusted to equal the quotient of (x) the exercise price per share of such option immediately prior to the effective time divided by (y) 0.770 (rounded up to the nearest whole cent).
For further information, see “The Merger Agreement — Treatment of Progress Restricted Stock and Stock Options” beginning on page [•].

Q:
What are the U.S. federal income tax consequences of the merger to Progress stockholders?

A:
It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. It is a condition to the completion of the merger that United and Progress receive written opinions from their respective counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Progress common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Progress common stock for shares of United common stock pursuant to the merger, except with respect to any cash received in lieu of fractional shares of United common stock or from the exercise of appraisal rights. For further information, see “Material U.S. Federal Income Tax Consequences” beginning on page [•].

Progress stockholders should consult their own tax advisors for a full understanding of the particular tax consequences of the merger to them.
Q:
If I am a Progress stockholder, should I send in my Progress stock certificate(s) now?

A:
No. Please do not send in your Progress stock certificate(s) with your proxy. After the merger, an exchange agent will send you instructions for exchanging Progress stock certificates for the merger consideration. See “The Merger Agreement — Conversion of Shares; Exchange of Certificates.”

Q:
What should I do if I hold my shares of Progress common stock in book-entry form?

A:
You are not required to take any additional actions in connection with the conversion at the effective time of your shares of Progress common stock into shares of United common stock if your shares of Progress common stock are held in book-entry form. After the completion of the merger, shares of Progress common stock held in book-entry form will automatically be exchanged for book-entry shares of United common stock.

Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
Yes. Although the exchange ratio is fixed, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value of United common stock. Any fluctuation in the market price of United common stock after the date of this proxy statement/prospectus will change the value of the shares of United common stock that Progress stockholders will receive.

Based on the closing price per share of United common stock on The NASDAQ Global Select Market, or NASDAQ, on May 3, 2022, the last trading day before the date of public announcement of the merger, and the exchange ratio of 0.770, the value of the per share merger consideration payable to holders of Progress common stock was approximately $23.52 as of such date. Based on the closing price per share of United common stock on [•], 2022, the latest practicable trading day before the date of this proxy statement/prospectus, the exchange ratio represented approximately $[•] in value for each share of Progress common stock. We urge you to obtain current market quotations for shares of United common stock (trading symbol “UCBI”). Progress common stock is not listed or quoted on any exchange.
Q:
How does the Progress board of directors recommend that I vote at the Progress annual meeting?

A:
The Progress board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” each of the five Class II director nominees, and “FOR” the adjournment proposal.

Q:
When and where is the Progress annual meeting?

A:
The Progress annual meeting will be held on [August 23], 2022 at 4:00 p.m., Central Daylight Time, in the Loretta Spencer auditorium at the Huntsville Museum of Art, 300 Church Street, Huntsville, Alabama 35801. You will also be able to attend the annual meeting virtually.

Q:
How can I participate in the Progress annual meeting virtually on the internet?

A:
All stockholders can attend and participate in the annual meeting virtually. To attend the meeting virtually on the internet, you will need to go to https://agm.issuerdirect.com/prog and register by entering your first and last name, your Control ID and email address in the spaces provided and click “Register”. Your Control ID and Request ID will be mailed to you separately to the address of record for you with Progress. A copy of this proxy statement/prospectus will also be available on this page. Once you have registered for the annual meeting on https://agm.issuerdirect.com/prog, you will be able to hear the meeting when it begins on [August 23], 2022 at 4:00 p.m., Central Daylight Time.

If you would like to submit a question during the annual meeting, you can submit a question using the “Question” section to type and submit your question.
If you want to vote your shares electronically during the annual meeting, you can click on “Vote my Shares” and follow the instructions below for voting online under “How can I vote my shares of Progress common stock”. If you have already submitted your proxy by mail or online, it is not necessary to vote again during the annual meeting unless you wish to change your vote.
Q:
What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Progress annual meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the voting instruction card.

Q:
What constitutes a quorum for the Progress annual meeting?

A:
The presence at the Progress annual meeting, in person or by proxy, of a majority of the outstanding shares of Progress common stock that are entitled to vote shall constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal at the Progress annual meeting?

A:
Merger proposal

•
Standard:   Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Progress common stock.

•
Effect of abstentions and broker non-votes:   If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Election of Class II Directors
•
Standard:   Approval of the election of each director nominee requires the affirmative vote of a majority of the votes cast by the shares entitled to vote at the meeting.

•
Effect of abstentions and broker non-votes:   If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the election of directors, you will be deemed not to have cast a vote with respect to the proposal.

Adjournment proposal
•
Standard:   Approval of the adjournment proposal requires that the number of votes of Progress common stock cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal.

•
Effect of abstentions and broker non-votes:   If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee how to vote with respect to the adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal.

For information regarding the voting and support agreements between United and certain holders of shares of Progress common stock, see “Information About The Progress Annual Meeting — Shares Subject to Voting and Support Agreement; Shares Held by Directors and Executive Officers.”
Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Progress to obtain the necessary quorum to hold the Progress annual meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote, or abstention, will have the same effect as a vote “AGAINST” the merger proposal.

Q:
How can I vote my shares of Progress common stock?

A:
You may vote your shares by mail, online or in person as follows:

Voting by Mail.   Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by mail, please mark each proxy card that you receive, sign and date it, and promptly return in the envelope enclosed with the proxy card. Please do not send in your stock certificates with your proxy card.
Voting Online.   You may submit and grant a proxy to vote your shares online at https://www.iproxydirect.com/PROG. Each stockholder has been provided a personal Control ID and Request ID which have been mailed separately to your address of record with Progress. If you have not received your personal Control ID and Request ID, please contact Dabsey Maxwell at 201 Williams Avenue, Huntsville, Alabama 35801, or at (256) 319-3600.
To complete and submit your proxy online, login and follow the instructions provided at https://iproxydirect.com/PROG and below:
1.
Go to https://iproxydirect.com/PROG to review the Proxy Materials and to make your selections.

2.
Once you are ready to begin, enter your personal Control ID and Request ID, which have been mailed separately to your address of record with Progress, and click “Login”.

3.
“Verify Voter Information” is the next screen. Please verify your information and your legal right to vote your shares.

4.
Click “Confirm and Continue”.

5.
The next screen is “Vote Proxy”.

a.
For each item, select: “For”, “Against”, or “Abstain”.

b.
Click the “Submit” button.

6.
The next screen is “Confirm Vote”, where you review your proxy selections:

a.
To make changes, click the “Go Back” button under “Change Vote”.

b.
If everything is correct, type the name on your stock certificate in the signature field under “Sign and Place Vote”.

c.
Click the “Confirm and Place Vote” button to record your selections.

7.
After you select “Confirm and Place Vote”, a “Review Vote” screen will show your final selections.

In person.   You may also attend and vote your shares in person at the annual meeting.

Q:
If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker, or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Progress, or by voting in person at the Progress annual meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of Progress common stock on behalf of their customers may not give a proxy to Progress to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” the merger proposal.

Q:
Can I change my vote?

A:
Yes. If you are a holder of record of Progress common stock, you may change your vote at any time before your shares are voted at the Progress annual meeting by: (1) signing and returning another valid proxy card with a later date, (2) prior to the annual meeting, delivering a written notice of revocation to Progress’ Chief Financial Officer and Chief Operations Officer at the following address: Progress Financial Corporation, 201 Williams Avenue, Huntsville, Alabama 35801, or (3) attending the annual meeting and voting during the meeting.

If you hold your shares in “street name” through a bank, broker, or other holder of record, you should contact your record holder to change your vote.
Q:
What should I do if I receive more than one set of voting materials?

A:
Progress stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Progress common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Progress common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Progress common stock that you own.

Q:
Will Progress be required to submit the merger proposal to its stockholders even if the Progress board of directors has withdrawn, modified, or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Progress annual meeting, Progress is required to submit the merger proposal to its stockholders even if the Progress board of directors has withdrawn, modified or qualified its recommendation that Progress stockholders approve the merger agreement.

Q:
Are Progress stockholders entitled to appraisal rights?

A:
Yes, Progress stockholders who do not vote in favor of the merger proposal and otherwise comply with all of the procedures set forth in Alabama law will be entitled to receive payment in cash for the fair value of their shares. A copy of Sections 10A-2A-13.01 through 10A-2A-13.40 of the Alabama Business Corporation Law, which we refer to as the ABCL, is attached as Annex C to this proxy statement/prospectus. The fair value, as determined under the statute, could be more than the merger consideration but could also be less. The provisions of Alabama law governing appraisal rights are complex, and you should study them carefully if you wish to exercise these rights. Multiple steps must be taken to properly exercise and perfect such rights. For further information, see “The Merger — Appraisal Rights in the Merger.”

Q:
When do you expect to complete the merger?

A:
United and Progress expect to complete the merger in the fourth quarter of 2022. However, neither United nor Progress can assure you of when or if the merger will be completed. United and Progress must obtain the approval of the merger agreement by the Progress stockholders at the Progress annual meeting, and also must obtain necessary regulatory approvals in addition to satisfying certain other closing conditions.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Progress stockholders will not receive any consideration for their shares of Progress common stock in connection with the merger. Instead, Progress will remain an independent company and your shares of Progress common stock will remain outstanding. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Progress to United. See “The Merger Agreement — Termination Fee” for a complete discussion of the circumstances under which any such termination fee will be required to be paid.

Q:
Whom should I call with questions?

A:
If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need help voting your shares of Progress common stock, please contact Dabsey Maxwell, Chief Financial Officer and Chief Operations Officer of Progress, at (256) 319-3600.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
The Merger (page [•])
United and Progress are proposing a merger. If the merger is completed, Progress stockholders will receive 0.770 shares of United common stock for each share of Progress common stock they hold immediately prior to the merger. United will not issue any fractional shares of United common stock in the merger. Progress stockholders who would otherwise be entitled to a fraction of a share of United common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger.
As a result of the foregoing, based on the number of shares of United common stock and Progress common stock outstanding as of May 3, 2022, the last trading day before the date of public announcement of the merger, it is expected that United shareholders will hold approximately 92.6%, and Progress stockholders will hold approximately 7.4%, of the shares of the combined company outstanding immediately after the effective time of the merger, which we refer to as the effective time.
United common stock is listed on NASDAQ under the symbol “UCBI.” Progress common stock is not listed or quoted on any exchange. The following table shows the closing sale prices of United common stock as reported on NASDAQ on May 3, 2022, the day of public announcement of the merger agreement, and on [•], 2022, the latest practicable trading day before the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration payable for each share of Progress common stock, which we calculated by multiplying the closing price per share of United common stock on those dates by the exchange ratio of 0.770.
	United Common Stock		Implied Value of One Share of Progress Common Stock
May 3, 2022		$30.55		$23.52
[•], 2022	$	[•]	$	[•]
The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified in their entirety by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.
Progress’ Reasons for the Merger; Recommendation of the Progress Board of Directors (page [•])
The Progress board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Progress and the Progress stockholders and (ii) adopted the merger agreement and approved the execution, delivery and performance by Progress of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The Progress board of directors unanimously recommends that the Progress stockholders vote “FOR” the merger proposal, “FOR” the election of the Class II Director nominees named herein, and “FOR” the adjournment proposal. For the factors considered by the Progress board of directors in reaching its decision to adopt the merger agreement, see “The Merger — Progress’ Reasons for the Merger; Recommendation of Progress’ Board of Directors,” beginning on page [•].
Opinion of Progress’ Financial Advisor (page [•] and Annex B)
At the May 3, 2022 meeting at which the Progress board of directors considered and discussed the terms of the merger agreement and the merger, Progress’ financial advisor Stephens Inc., which we refer to as Stephens, delivered to the Progress board of directors its oral opinion, which was subsequently confirmed in writing on May 3, 2022, to the effect that, as of such date, the merger consideration was fair, from a financial point of view, to the Progress stockholders. The full text of Stephens’ opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Progress stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.
For further information, see “The Merger — Opinion of Progress’ Financial Advisor,” beginning on page [•].
Treatment of Progress Restricted Stock and Stock Options (page [•])
Restricted Stock.   Under the merger agreement, at the effective time, each outstanding Progress restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Progress common stock underlying such restricted stock award.
Stock Options.   Prior to the effective time, each holder of an option to acquire shares of Progress common stock, whether vested or unvested, will have the opportunity to enter into an option cash-out agreement with United, pursuant to which such holder’s option will be cancelled and converted automatically into the right to receive cash in an amount, which we refer to as the option cash-out amount, equal to the product of (i) the excess, if any, of (A) the product of (x) 0.770, multiplied by (y) the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger, over (B) the exercise price of such option, multiplied by (ii) the number of shares of Progress common stock subject to such option. However, the number of options converted into a right to receive the option cash-out amount will be limited to 25% of the total number of options outstanding as of immediately prior to the effective time.
As of the effective time, each outstanding option other than any option cancelled in exchange for cash pursuant to the above, will be assumed by United. From and after the effective time, (i) each assumed option may be exercised solely for shares of United common stock, (ii) the number of shares of United common stock subject to such assumed option will be equal to (A) the number of shares of Progress common stock subject to such option immediately prior to the effective time multiplied by (B) 0.770 (rounded down to the nearest whole share), and (iii) the per share exercise price under each such option will be adjusted to equal the quotient of (x) the exercise price per share of such option immediately prior to the effective time divided by (y) 0.770 (rounded up to the nearest whole cent).
For further information, see “The Merger Agreement — Treatment of Progress Restricted Stock and Stock Options” beginning on page [•].
Progress Will Hold Its Annual Meeting on [August 23], 2022 (page [•])
The Progress annual meeting will be held on [August 23], 2022 at 4:00 p.m. Central Daylight Time in the Loretta Spencer auditorium at the Huntsville Museum of Art, 300 Church Street, Huntsville, Alabama 35801. At the Progress annual meeting, Progress stockholders will be asked to consider and vote upon the following matters:
•
a proposal to approve the Agreement and Plan of Merger, dated as of May 3, 2022, as it may be amended from time to time, by and between Progress and United, pursuant to which Progress will merge with and into United, with United continuing as the surviving corporation, which we refer to as the merger proposal;

•
a proposal to elect five Class II directors to serve on the board of directors of Progress for a three-year term (or until the consummation of the merger); and

•
a proposal to approve one or more adjournments of the Progress annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the merger proposal, which we refer to as the adjournment proposal.

Progress’ board of directors has fixed the close of business on [•], 2022 as the record date for determining the holders of Progress common stock entitled to receive notice of and to vote at the Progress annual meeting.
As of the Progress record date, there were [•] shares of Progress common stock outstanding and entitled to vote at the Progress annual meeting held by approximately [•] holders of record. Each share of Progress common stock entitles the holder to one vote at the Progress annual meeting on each proposal to be considered at the Progress annual meeting. For information regarding the voting and support agreements between United and certain holders of shares of Progress common stock, see “Information About The Progress Annual Meeting — Shares Subject to Voting and Support Agreement; Shares Held by Directors and Executive Officers.”
For further information, see “Information About The Progress Annual Meeting” beginning on page [•].
Material U.S. Federal Income Tax Consequences of the Merger (page [•])
It is intended that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that United and Progress receive written opinions from their counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies, a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of Progress common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Progress common stock for shares of United common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of United common stock or from the exercise of appraisal rights. For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [•].
All Progress stockholders should consult their own tax advisors for a full understanding of the particular tax consequences of the merger to them.
Interests of Progress’ Directors and Executive Officers in the Merger (page [•])
In considering the recommendation of the Progress board of directors with respect to the merger, Progress stockholders should be aware that Progress’ directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other stockholders of Progress. The Progress board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to Progress stockholders that they vote for the merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.
These interests include, among others:
•
as holders of Progress restricted stock awards, certain Progress directors and executive officers will be entitled to accelerated vesting of such awards;

•
as holders of Progress stock options, Progress directors and executive officers will be entitled to accelerated vesting of such stock options and either a cash payment with respect to each such stock option or the assumption of each such stock option by United;

•
David L. Nast, Progress’ President and Chief Executive Officer, has entered into an employment agreement with United Community Bank that provides for his continued employment with United Community Bank following the merger;

•
Dabsey Maxwell, Progress’ Chief Financial Officer and Chief Operations Officer, has entered into a non-compete agreement with United Community Bank that provides for certain cash payments to her in exchange for agreements not to compete or solicit customers or employees;

•
certain executive officers of Progress have the right to receive certain change of control payments pursuant to their existing employment agreements and to receive certain retention payments; and

•
United has agreed to provide certain ongoing indemnification and insurance coverage to the officers and directors of Progress following the merger for acts or omissions occurring prior to the merger.

For a more complete description of these interests, see the section entitled “The Merger — Interests of Progress’ Directors and Executive Officers in the Merger,” beginning on page [•].
Appraisal Rights in the Merger (page [•])
Under the Alabama Business Corporation Law, which we refer to as the ABCL, which is the law under which Progress is incorporated, Progress stockholders will be entitled to appraisal rights in connection with the merger.
In general, to preserve appraisal rights, Progress stockholders must:
•
deliver to Progress, before the Progress annual meeting, written notice of intent to demand payment if the merger is effectuated;

•
not vote their shares in favor of the merger proposal; and

•
comply with the other procedures set forth for exercising appraisal rights set forth in the ABCL.

A copy of Sections 10A-2A-13.01 through 10A-2A-13.40 of the ABCL pertaining to appraisal rights is attached as Annex C to this proxy statement/prospectus. You should read the text of the statutes carefully and consult with your legal counsel if you intend to exercise appraisal rights.
For more information, see “The Merger — Appraisal Rights in the Merger,” beginning on page [•].
Regulatory Approvals Required for the Merger (page [•])
Subject to the terms of the merger agreement, both United and Progress have agreed to use their reasonable best efforts to obtain as soon as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, the Federal Deposit Insurance Corporation, which we refer to as the FDIC, the South Carolina Board of Financial Institutions, which we refer to as the SCBFI, and the Alabama State Banking Department, which we refer to as the ASBD. United and Progress have filed applications and notifications to obtain the required regulatory approvals.
Although neither United nor Progress knows of any reason why it cannot obtain these regulatory approvals in a timely manner, United and Progress cannot be certain when or if they will be obtained. For more information, see “The Merger — Regulatory Approvals Required for the Merger,” beginning on page [•].
Conditions to Complete the Merger (page [•])
Each party’s obligation to complete the merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including: (1) the approval of the merger agreement by the requisite vote of Progress stockholders; (2) the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, each as described above, and no such regulatory approval shall have resulted in the imposition of a materially burdensome regulatory condition; (3) authorization for listing on NASDAQ of the shares of United common stock to be issued in the merger; (4) effectiveness of the registration statement on Form S-4 with respect to the shares of the United common stock to be issued in the merger; (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or making the completion of the merger illegal; (6) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (7) performance in all material respects by the other party of its obligations under the merger agreement; (8) receipt by such party of an opinion from its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (9) the holders of no more than five percent of the aggregate outstanding shares of Progress common stock having properly notified Progress of their intent to exercise appraisal rights; and (10) the absence of any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Progress since December 31, 2021.

Neither United nor Progress can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information, see “The Merger Agreement — Conditions to Complete the Merger,” beginning on page [•].
Termination of the Merger Agreement (page [•])
The merger agreement may be terminated at any time by either United or Progress prior to the effective time under the following circumstances:
•
by mutual written consent of United and Progress;

•
if the merger is not consummated by April 30, 2023, unless the failure of the merger to be consummated by that date is due to a material breach of the merger agreement by the party seeking to terminate the merger agreement or as a result of delays filing the Form S-4 by United that are not the fault of Progress;

•
if its respective board of directors determines that any regulatory approval required to complete the merger is denied by a final, non-appealable action or an application for any such regulatory approval is permanently withdrawn at the request of a governmental authority;

•
if the merger proposal is not approved by Progress stockholders at the Progress annual meeting or any adjournment or postponement of the Progress annual meeting;

•
subject to cure rights, in the event of a breach of any of the covenants or agreements, or any inaccuracy of any of the representations or warranties of the other party, such that the conditions to the terminating party’s obligations to complete the merger would not be satisfied; or

•
if both parties’ boards of directors determine in their good judgment that obtaining a regulatory approval required to complete the merger would result in a materially burdensome condition being imposed upon the combined company or the receipt of any required regulatory approval would impose a materially burdensome regulatory condition.

In addition, the merger agreement may be terminated:
•
by United if, prior to the Progress annual meeting, (i) Progress has materially breached its obligations to call, give notice of, and hold the Progress stockholders meeting, (ii) the Progress board of directors has failed to recommend that Progress stockholders approve the merger proposal or has made an adverse recommendation change, or (iii) the Progress board of directors has recommended or proposed (or publicly announced an intention to recommend or propose) to engage in an acquisition proposal;

•
by Progress, prior to approval of the merger proposal by the Progress stockholders, in order to enter into a definitive agreement with respect to a superior proposal, provided that (i) Progress has complied with its non-solicitation obligations under the merger agreement in all material respects, (ii) Progress has provided United an opportunity to renegotiate the merger agreement such that the alternative transaction no longer constitutes a superior proposal, and (iii) Progress pays (or causes to be paid) the termination fee (as defined below) prior to or simultaneously with such termination; or

•
by Progress, if the price of United common stock declines by more than 20% from $33.63 and the price of United common stock underperforms the initial bank stock index average of $120.53 by more than 20%, in each case from the date of the merger agreement, provided that United will have a right to increase the merger consideration to prevent these thresholds from being triggered in the event that Progress seeks to exercise this right.

For more information, see “The Merger Agreement — Termination of the Merger Agreement,” beginning on page [•].
Termination Fee (page [•])
If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of the Progress board of directors,

Progress may be required to pay to United a termination fee equal to $10,000,000. This termination fee could discourage other companies from seeking to acquire or merge with Progress. For more information, see “The Merger Agreement — Termination Fee,” beginning on page [•].
The Rights of Progress Stockholders Will Change as a Result of the Merger (page [•])
The rights of Progress stockholders will change as a result of the merger due to differences in United’s and Progress’ governing documents. The rights of Progress stockholders are governed by Alabama law and by the Progress articles of incorporation and bylaws. Upon the completion of the merger, Progress stockholders immediately prior to the effective time will become United shareholders, as the continuing legal entity in the merger, and their rights as United shareholders will therefore be governed by Georgia law and the United articles of incorporation and bylaws.
For more information, see “Comparison of Shareholders’ and Stockholders’ Rights,” beginning on page [•] for a description of the material differences in shareholders’ and stockholders’ rights under each of the United and Progress governing documents.
Information About the Companies (pages [•], [•])
United Community Banks, Inc.
United Community Banks, Inc. is a bank holding company and a Georgia corporation headquartered in Blairsville, Georgia, and is the parent company of United Community Bank, a South Carolina state-chartered bank that opened in 1950. At March 31, 2022, United had total consolidated assets of approximately $24.4 billion, total consolidated deposits of approximately $21.1 billion, total consolidated loans of approximately $14.3 billion, and total consolidated shareholders’ equity of approximately $2.7 billion. United was incorporated in 1987 and began operations in 1988 in the state of Georgia by acquiring the capital stock of United Community Bank. United has since grown through a combination of acquisitions and strategic growth throughout the Georgia, South Carolina, North Carolina, Florida and Tennessee markets, as well as nationally through its United States Small Business Administration and United States Department of Agriculture lending and equipment finance businesses. As of March 31, 2022, United had 2,893 full-time equivalent employees.
United provides a wide array of commercial and consumer banking services, including checking, savings and time deposit accounts, secured and unsecured loans, mortgage loans, payment services, wire transfers, brokerage, investment advisory services, wealth management, investment, trust, and insurance services, and other related financial services to its customers. United’s business model combines the commitment to exceptional customer service of a local bank with the products and expertise of a larger institution. United believes that this combination of service and expertise sets it apart and is instrumental in its strategy to build long-term relationships. United Community Bank operates as a locally-focused community bank, supplemented by experienced, centralized support to deliver products and services to its larger, more sophisticated, customers. United’s organizational structure reflects these strengths, with local leaders for each market and market advisory boards operating in partnership with the product experts of its Commercial Banking Solutions unit.
United’s revenue is primarily derived from interest on and fees received in connection with loans United makes and from interest and dividends on investment securities and short-term investments. The principal sources of funds for United’s lending activities are customer deposits, repayment of loans, and the sale and maturity of investment securities. United’s principal expenses are interest paid on deposits and other borrowings and operating and general administrative expenses.
United’s principal office is located at 125 Highway 515 East, Blairsville, Georgia 30512, and its telephone number at that location is (706) 781-2265. United’s stock is traded on the NASDAQ under the symbol “UCBI.” Additional information about United and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”

Progress Financial Corporation
Progress is a bank holding company and an Alabama corporation headquartered in Huntsville, Alabama, and is the parent company of Progress Bank, an Alabama state-chartered bank that commenced operations in 2008. Progress Bank is a full-service commercial bank, providing a wide range of wealth management and business and consumer financial services in its target marketplaces. Progress Bank operates 13 full service banking locations located throughout Alabama and the Florida panhandle coast. At March 31, 2022, Progress had total consolidated assets of approximately $1.9 billion, total consolidated deposits of approximately $1.7 billion, total consolidated loans of approximately $1.3 billion, and total consolidated stockholders’ equity of approximately $172.1 million. For additional financial information regarding Progress, see the financial statements of Progress attached as Annex D to this proxy statement/prospectus.
Progress’ headquarters is located at 201 Williams Avenue, Huntsville, Alabama 35801, and its telephone number at that location is (256) 319-3600.
Risk Factors (page [•])
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page [•].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving United’s or Progress expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “projections,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger or the bank merger, including future financial and operating results of United, Progress or the combined company following the merger, the combined company’s plans, objectives, expectations and intentions, the expected timing of the completion of the merger, the likelihood of success, and the potential impact of litigation and other statements that are not historical facts. These statements are only predictions based on United’s and Progress’ current expectations and projections about future events. There are important factors that could cause United’s and Progress’ actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described in the section entitled “Risk Factors” beginning on page [•].
These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in United’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements:
•
the inability to close the merger and the bank merger in a timely manner;

•
the failure to complete the merger due to the failure of Progress stockholders to approve the merger proposal;

•
failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule;

•
the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, employees, and competitors;

•
business disruption following the merger;

•
difficulties and delays in integrating the businesses of United and Progress or fully realizing cost savings and other benefits;

•
United’s potential exposure to unknown or contingent liabilities of Progress;

•
the challenges of integrating, retaining, and hiring key personnel;

•
failure to attract new customers and retain existing customers in the manner anticipated;

•
the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•
any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems;

•
changes in United’s stock price before closing, including as a result of the financial performance of Progress prior to closing;

•
operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which United and Progress are highly dependent;

•
changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act, which we refer to as the “CARES Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the “Dodd-Frank Act,” and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;
•
changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•
changes in interest rates, which may affect United’s and Progress’ net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of United’s or Progress’ assets, including its investment securities;

•
changes in accounting principles, policies, practices, or guidelines;

•
changes in United’s credit ratings or in United’s ability to access the capital markets;

•
natural disasters, pandemics, war, or terrorist activities; and

•
other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting United’s or Progress’ operations, pricing, and services.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond United’s or Progress’ control.
For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, United and Progress claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Except to the extent required by applicable law, United and Progress do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to United, Progress, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also read and consider the risk factors relating to the business of United and ownership of United common stock described in Part I, Item 1A of United’s Annual Report on Form 10-K for the year ended December 31, 2021 that has been filed with the SEC, as well as any subsequent documents filed by United with the SEC, which are incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page [•].
Because the market price of United common stock will fluctuate, Progress stockholders cannot be certain of the market value of the merger consideration they will receive.
Upon completion of the merger, each outstanding share of Progress common stock (except for treasury stock or shares owned by Progress or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights) will be converted into 0.770 shares of United common stock. The market value of the merger consideration will vary from the closing price of United common stock on the date United and Progress announced the merger, on the date that this proxy statement/prospectus is mailed to Progress stockholders, on the date of the Progress annual meeting, and on the date the merger is completed. Any change in the market price of United common stock prior to the completion of the merger will affect the market value of the merger consideration that Progress stockholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of United common stock, provided that Progress may terminate the merger agreement in certain circumstances relating to a decline in the price of United common stock relative to such price as of the date of the merger agreement or to a bank stock index, provided that United will have a right to increase the exchange ratio to a specified amount set forth in the merger agreement to prevent such termination. See “The Merger — Termination of the Merger Agreement.”
The market price of United’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding United’s operations or business prospects, including market sentiment regarding United’s entry into the merger agreement, as well as changes in general market and economic conditions, changes in geopolitical conditions and changes in the values and perceptions of financial services stocks generally. These risks may be affected by:
•
operating results that vary from the expectations of United’s management or of securities analysts and investors;

•
developments in United’s business or in the financial services sector generally;

•
regulatory or legislative changes affecting United’s industry generally or its business and operations;

•
operating and securities price performance of companies that investors consider to be comparable to United;

•
changes in estimates or recommendations by securities analysts or rating agencies;

•
announcements of strategic developments, acquisitions, dispositions, financings, and other material events by United or its competitors; and

•
changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Therefore, at the time of the Progress annual meeting, you will not know the precise market value of the consideration you will receive at the effective time. You should obtain current market quotations for shares of United common stock.

Because Progress common stock is traded infrequently and is not listed or quoted on any exchange, it is difficult to determine how the fair value of Progress common stock compares with the merger consideration.
Progress common stock is not listed or quoted on any exchange. There is no established market for Progress common stock. Due to a lack of an established market for Progress common stock, it is difficult to determine the fair value of Progress common stock. Because the merger consideration was determined based on negotiations between the parties, it may not be indicative of the fair value of shares of Progress common stock.
The market price of United common stock after the merger may be affected by factors different from those currently affecting the independent businesses of United and Progress.
Upon completion of the merger, holders of Progress common stock will become holders of United common stock. United’s business differs in important respects from that of Progress, and, accordingly, the results of operations of the combined company and the market price of United common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of United and Progress. For a discussion of the businesses of United and Progress and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, United and Progress must obtain all necessary approvals or waivers from the Federal Reserve Board, the FDIC, the SCBFI, and the ASBD. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger — Regulatory Approvals Required for the Merger.”
The success of the merger and integration of United and Progress will depend on a number of uncertain factors.
The success of the merger will depend on a number of factors, including, without limitation:
•
United’s ability to integrate the branches acquired from Progress in the merger, which we refer to as the acquired branches, into United’s current operations;

•
United’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets (i.e., loans) acquired in the merger;

•
United’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;

•
United’s ability to retain and attract the appropriate personnel to staff and manage the acquired branches; and

•
United’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert United’s management’s attention and resources. No assurance can be given that United will be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect United’s ability to maintain relationships with clients, customers, depositors, and employees, or to achieve the anticipated benefits of the merger. United may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, no assurance can be given that the operation of the acquired branches will not adversely affect United’s existing profitability, that United will be able to achieve results in the future similar to those achieved by its existing banking business, or that United will be able to manage any growth resulting from the merger effectively.
Combining United and Progress may be more difficult, costly, or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.
United and Progress have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on United’s ability to successfully combine and integrate the businesses of United and Progress in a manner that permits growth opportunities and does not materially disrupt the existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect United’s ability to successfully conduct its business, which could have an adverse effect on United’s financial results and the value of the United common stock. If United experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause United and/or Progress to lose customers or cause customers to remove their accounts from United and/or Progress and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of United and Progress during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.
The combined company may be unable to retain Progress personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Progress. It is possible that these employees may decide not to remain with Progress while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Progress to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, United may not be able to locate suitable replacements for any key employees who leave the combined company, or to offer employment to potential replacements on reasonable terms.
Progress’ directors and executive officers have interests in the merger that may differ from the interests of Progress stockholders.
Progress stockholders should be aware that some of Progress’ directors and executive officers have interests in the merger that are different from, or in addition to, those of Progress stockholders generally. The Progress board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Progress stockholders vote in favor of approving the merger agreement.
For a more complete description of these interests, please see “The Merger — Interests of Progress’ Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact United or Progress.
If the merger agreement is terminated, there may be various consequences. For example, United’s or Progress’ businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of United common stock or Progress common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Progress may be required to pay to United a termination fee of $10 million.
Progress will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Progress and, consequently, the combined company. These uncertainties may impair Progress’ ability to attract, retain, and motivate key personnel until the merger is completed, and could cause customers and others that deal with Progress to seek to change existing business relationships with Progress. Retention of certain employees by Progress may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Progress and, ultimately, the combined company, the combined company’s business could be harmed. In addition, subject to certain exceptions, Progress has agreed to operate its business in the ordinary course and use commercially reasonable efforts to preserve its business organization, employees and advantageous business relationships prior to closing. See “The Merger Agreement — Covenants and Agreements” for a description of the restrictive covenants applicable to Progress.
If the merger is not completed, United and Progress will have incurred substantial expenses without realizing the expected benefits of the merger.
Each of United and Progress has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing, and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, United and Progress would have to recognize these expenses without realizing the expected benefits of the merger.
The merger agreement limits Progress’ ability to pursue acquisition proposals and requires Progress to pay a termination fee of $10 million under limited circumstances, including circumstances relating to acquisition proposals.
The merger agreement prohibits Progress from initiating, soliciting, knowingly encouraging, or knowingly facilitating certain third-party acquisition proposals. See “The Merger Agreement — Agreement Not to Solicit Other Offers.” The merger agreement also provides that Progress will be required to pay a termination fee in the amount of $10 million in the event that the merger agreement is terminated under certain circumstances, including an adverse recommendation change by the Progress board of directors. See “The Merger Agreement — Termination Fee.” These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Progress from considering or proposing such an acquisition.
The shares of United common stock to be received by Progress stockholders as a result of the merger will have different rights from the shares of Progress common stock.
Upon completion of the merger, Progress stockholders will become United shareholders and their rights as shareholders will be governed by the Georgia Business Corporation Code, which we refer to as the GBCC, and the United articles of incorporation and bylaws. The rights associated with Progress common stock are different from the rights associated with United common stock. Please see “Comparison of Shareholders’ and Stockholders’ Rights” beginning on page [•] for a discussion of the different rights associated with United common stock.

Progress stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management, as compared to their ownership and voting interests in Progress.
Progress stockholders currently have the right to vote in the election of the board of directors and on other matters affecting Progress. Upon completion of the merger, each Progress stockholder who receives shares of United common stock will become a United shareholder, with a percentage ownership of United that is much smaller than such stockholder’s percentage ownership of Progress. Based on the number of shares outstanding on May 3, 2022, the date of the merger agreement, and the shares of United common stock expected to be issued in the merger, the Progress stockholders as a group will receive shares in the merger constituting approximately 7.4% of the outstanding shares of United common stock immediately after the merger. As a result, current United shareholders as a group will own approximately 92.6% of the outstanding shares of United common stock immediately after the merger. Because of this, Progress stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Progress.
The fairness opinion received by the Progress board of directors from Stephens has not been, and is not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of such opinion.
The fairness opinion of Stephens was rendered to Progress’ board of directors on May 3, 2022. Changes in the operations and prospects of Progress, general market and economic conditions, and other factors which may be beyond the control of Progress may have altered the value of Progress or the sale prices of shares of Progress common stock as of the date of this proxy statement/prospectus, or may alter such value and sale prices by the time the merger is completed. The opinion from Stephens, dated May 3, 2022, does not speak as of any date other than the date of such opinion.
United and United Community Bank have not previously operated in Progress’ and Progress Bank’s market areas.
Progress’ and Progress Bank’s primary market areas are located throughout Alabama and along the Florida panhandle coast. The banking business in these markets is extremely competitive, and the level of competition may increase further in the future. United Community Bank has not previously achieved substantial penetration into these market areas and there may be unexpected challenges and difficulties in doing so that could adversely affect United Community Bank following the completion of the merger.
Progress stockholders will become shareholders of a Georgia corporation and will have their rights as shareholders governed by United’s organizational documents and Georgia law.
As a result of the completion of the merger, Progress stockholders will become shareholders of United, and their rights as shareholders of United will be governed by United’s organizational documents and the GBCC. As a result, there will be differences between the rights currently enjoyed by Progress stockholders and the rights they expect to have as shareholders of the combined company. See “Comparison of Shareholders’ and Stockholders’ Rights” beginning on page [•].
There is no assurance that United will continue paying dividends at the current rate.
United’s board of directors has adopted a current dividend practice for the payment of a quarterly cash dividend. This practice can be changed at any time at the discretion of United’s board of directors, and United’s common shareholders will have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations, and these outcomes could cause capital not to be available when needed in an amount sufficient to support United’s dividend practice. The amount of dividends that United may distribute will also be subject to restrictions under Georgia law and applicable bank regulatory provisions. If United’s board of directors were to adopt a change to United’s current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of United’s common stock.

Risks relating to United’s business.
You should read and consider the risk factors specific to United’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in other documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [•] for the location of information incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE PROGRESS ANNUAL MEETING
This section contains information about the annual meeting that Progress has called to allow Progress stockholders to vote on the approval of the merger agreement and the election of directors. The Progress board of directors is mailing this proxy statement/prospectus to you on or about [•], 2022. Together with this proxy statement/prospectus, the Progress board of directors is also sending you a notice of the annual meeting of Progress stockholders and a form of proxy that the Progress board of directors is soliciting for use at the annual meeting and at any adjournments or postponements of the annual meeting.
Time, Date, and Place
The annual meeting is scheduled to be held on [August 23], 2022 at 4:00 p.m., Central Daylight Time, in the Loretta Spencer auditorium at the Huntsville Museum of Art, 300 Church Street, Huntsville, Alabama 35801. The annual meeting will also be held virtually online at https://agm.issuerdirect.com/prog. Stockholders will be able to listen, vote and submit questions during the annual meeting via a live audiocast. Additional information about the online meeting is below under “How to Participate in the Progress Annual Meeting Virtually on the Internet”.
Matters to be Considered at the Meeting
At the annual meeting, Progress stockholders will be asked to consider and vote on:
•
a proposal to approve the merger agreement, which we refer to as the merger proposal;

•
a proposal to elect five Class II directors to serve a three-year term on the board of directors (or until the consummation of the merger);

•
a proposal of the Progress board of directors to adjourn or postpone the annual meeting, if necessary or appropriate, including to permit further solicitation of proxies if there are insufficient votes at the time of the annual meeting to approve the merger agreement, which we refer to as the adjournment proposal; and

•
any other matters as may properly be brought before the annual meeting or any adjournment or postponement of the annual meeting.

At this time, the Progress board of directors is unaware of any other matters that may be presented for action at the annual meeting. If any other matters are properly presented, however, and you have completed, signed and submitted your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his judgment with respect to such matters. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A, and we encourage you to read it carefully in its entirety.
Recommendation of the Progress Board of Directors
The Progress board of directors recommends that Progress stockholders vote “FOR” the merger proposal, “FOR” the election of five Class II director nominees, and “FOR” the adjournment proposal. See “The Merger — Progress’ Reasons for the Merger; Recommendation of Progress’ Board of Directors.”
Record Date and Quorum
[•], 2022 has been fixed as the record date for the determination of Progress stockholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. At the close of business on the record date, there were [•] shares of Progress common stock outstanding and entitled to vote at the annual meeting, held by approximately [•] holders of record. There is no established market for the Progress common stock.
A quorum is necessary to transact business at the annual meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Progress common stock entitled to vote at the meeting is necessary to constitute a quorum. Shares of Progress common stock represented at the annual meeting but not voted, including shares that a stockholder abstains from voting, will be counted for purposes of establishing a quorum. Once a share of Progress common stock is represented at the annual meeting, it will be counted for the purpose of determining a quorum not only at the annual meeting but also at any adjournment or postponement of the annual meeting. In the event that a quorum is not present at the annual meeting, it is expected that the annual meeting will be adjourned or postponed.
Required Vote
In order for the merger proposal to be approved, it must receive the affirmative vote of a majority of the outstanding shares of Progress common stock. If you vote to “ABSTAIN” with respect to the merger proposal or if you fail to vote on the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.
In order for the Class II directors to be elected, a director must receive the affirmative vote of a majority of the votes cast by the shares entitled to vote at the meeting. If you vote to “ABSTAIN” with respect to a director nominee or if you fail to vote on a director nominee, you will be deemed not to have cast a vote with respect to the proposal.
The adjournment proposal will be approved if the votes of Progress common stock cast in favor of the adjournment proposal exceed the votes cast against the adjournment proposal. If you vote to “ABSTAIN” with respect to the adjournment proposal or if you fail to vote on the adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal.
Each share of Progress common stock you own as of the record date for the annual meeting entitles you to one vote at the annual meeting on all matters properly presented at the meeting.
How to Participate in the Progress Annual Meeting Virtually on the Internet
All stockholders can attend and participate in the annual meeting virtually. To attend the meeting virtually on the internet, you will need to go to https://agm.issuerdirect.com/prog and register by entering your first and last name, your Control ID and email address in the spaces provided and click “Register”. Your Control ID and Request ID will be mailed to you separately to the address of record for you with Progress. A copy of this proxy statement/prospectus will also be available on this page. Once you have registered for the annual meeting on https://agm.issuerdirect.com/prog, you will be able to hear the meeting when it begins on [August 23], 2022 at 4:00 p.m., Central Daylight Time.
If you would like to submit a question during the annual meeting, you can submit a question using the “Question” section to type and submit your question.
If you want to vote your shares electronically during the annual meeting, you can click on “Vote my Shares” and follow the instructions below for voting online under “How can I vote my shares of Progress common stock”. If you have already submitted your proxy by mail or online, it is not necessary to vote again during the annual meeting unless you wish to change your vote.
How to Vote — Stockholders of Record
Voting by Mail
Your proxy card includes instructions on how to vote by mailing in the proxy card. If you choose to vote by mail, please mark each proxy card you receive, sign and date it, and promptly return it in the envelope enclosed with the proxy card. Please do not send in your stock certificates with your proxy card. If the merger is completed, then you will receive a separate letter of transmittal and instructions on how to surrender your Progress stock certificates for the merger consideration.
Voting Online
You may submit and grant a proxy to vote your shares online at https://www.iproxydirect.com/PROG. Each stockholder has been provided a personal Control ID and Request ID separately by mail. If you have not received your personal Control ID and Request ID, please contact Dabsey Maxwell at 201, Williams Avenue, Huntsville, Alabama 35801, or at (256) 319-3600.

To complete and submit your proxy online, login and follow the instructions provided at https://www.iproxydirect.com/PROG and below:
1.
Go to https://www.iproxydirect.com/PROG to review the Proxy Materials and to make your selections.

2.
Once you are ready to begin, enter your personal Control ID and Request ID provided above and click “Login”.

3.
“Verify Voter Information” is the next screen. Please verify your information and your legal right to vote your shares.

4.
Click “Confirm and Continue”.

5.
The next screen is “Vote Proxy”.

a.
For each item, select: “For”, “Against”, or “Abstain”.

b.
Click the “Submit” button.

6.
The next screen is “Confirm Vote”, where you review your proxy selections:

a.
To make changes, click the “Go Back” button under “Change Vote”.

b.
If everything is correct, type the name on your stock certificate in the signature field under “Sign and Place Vote”.

c.
Click the “Confirm and Place Vote” button to record your selections.

7.
After you select “Confirm and Place Vote,” a “Review Vote” screen will show your final selections.

Voting at the Annual Meeting.
You may also attend and vote at the annual meeting in person.
YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING MAY REVOKE THEIR PROXIES BY VOTING AT THE ANNUAL MEETING.
Voting of Proxies; Incomplete Proxies
If you sign and return your proxy card without instruction on how to vote your shares, your shares will be voted “FOR” the merger proposal, “FOR” each of the Class II director nominees, and “FOR” the adjournment proposal. At this time, the Progress board of directors is unaware of any other matters that may be presented for action at the annual meeting. If any other matters are properly presented, however, and you have returned your proxy, the person(s) named as proxy will have the authority to vote your shares in accordance with his or her judgment with respect to such matters.
Revocation of Proxies
You can revoke your proxy at any time before your shares are voted. If you are a stockholder of record, then you can revoke your proxy by:
•
signing and returning another valid proxy card with a later date;

•
prior to the annual meeting, delivering a written notice of revocation to Dabsey Maxwell, Progress’ Chief Financial Officer and Chief Operations Officer, at the following address: Progress Financial Corporation, 201 Williams Avenue, Huntsville, Alabama 35801 Attention: Dabsey Maxwell; or

•
attending the annual meeting and voting in person during the meeting.

If you submit a valid proxy bearing a later date or a notice of revocation, the new proxy or notice of revocation must be received before the beginning of the annual meeting. Participation in the annual meeting will not, in and of itself, constitute revocation of a proxy. If you hold your shares in street name with a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee to change your vote. Your last vote will be the vote that is counted.
Shares Subject to Voting and Support Agreement; Shares Held by Directors and Executive Officers
As of the record date, directors and executive officers of Progress and their affiliates beneficially owned and were entitled to vote [•] shares of Progress common stock, representing approximately [•]% of the outstanding shares of Progress common stock entitled to vote on that date.
Each director has entered into a voting and support agreement with United, pursuant to which each such director has agreed, at any meeting of Progress stockholders, however called, or any adjournment or postponement thereof (and subject to certain exceptions), to:
•
vote (or cause to be voted) all shares of Progress common stock beneficially owned by such holder, or with respect to which such holder has the right to vote, in favor of the merger proposal and the adjournment proposal; and

•
vote (or cause to be voted) such holder’s shares against:

•
any competing transaction;

•
any action or proposal that would reasonably be expected to result in a material breach of the merger agreement; and

•
any action or proposal, including any amendment to Progress’ articles of incorporation or bylaws, that would reasonably be expected to prevent or materially impede the consummation of the merger.

Pursuant to the voting and support agreements, each director has agreed not to sell or otherwise transfer any shares of Progress common stock without the prior written consent of United.
For more information about the beneficial ownership of Progress common stock by each 5% or greater beneficial owner, each director and executive officer, and directors and executive officers as a group, see “Security Ownership of Certain Beneficial Owners and Management of Progress.”
Solicitation of Proxies
The proxy for the annual meeting is being solicited on behalf of the Progress board of directors. Progress will bear the entire cost of soliciting proxies from you. Progress will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Progress common stock. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers, and other employees of Progress in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.
Questions and Additional Information
If you have more questions about the merger or how to submit your proxy or vote, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Progress at:
Progress Financial Corporation
201 Williams Avenue
Huntsville, Alabama 35801
Telephone: (256) 319-3600
Attn: Dabsey Maxwell, Chief Financial Officer and Chief Operations Officer

PROGRESS PROPOSALS
Proposal No. 1 — Merger Proposal
At the Progress annual meeting, the Progress stockholders will be asked to approve the merger agreement. Holders of Progress common stock should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the Progress board of directors unanimously adopted the merger agreement, authorized and approved the merger and the transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of Progress and its stockholders. Please see “The Merger — Progress’ Reasons for the Merger; Recommendation of Progress’ Board of Directors” included elsewhere in this proxy statement/prospectus for a more detailed discussion of the Progress board of directors’ recommendation.
The Progress board of directors unanimously recommends that Progress stockholders vote “FOR” the merger proposal.
Proposal No. 2 — Election of Five Class II Directors
At the Progress annual meeting, the Progress stockholders will be asked to elect five Class II directors. Directors serve until their successors are elected and qualified.
Please note that if the merger with United is completed, all of Progress’ directors in office at the time of closing of the merger will resign, and the directors of United immediately prior to the merger will continue as directors of the surviving entity.
The Progress board of directors unanimously recommends that Progress stockholders vote “FOR” the election of the Class II Director nominees named below.
Progress’ bylaws set the minimum number of directors at five and the maximum number at twenty-five, with the exact number to be determined by resolution of the board of directors. There are currently fourteen members of the board. Progress’ directors serve staggered terms of three years, which terms correspond to the terms in place for Progress Bank’s directors. At the annual meeting, Progress stockholders will consider and vote upon the election of five Class II directors.
The Progress board of directors recommends the five persons listed below for election as Class II directors to serve until the 2025 annual meeting or until their respective successors have been elected and qualified. Each of these nominees currently serves as a director of Progress and Progress Bank.
The persons named in the proxy, unless a contrary direction is indicated on the proxy, intend to vote the shares appointing them as proxies in favor of the nominees named herein. If any of the nominees should be unable to serve, which the Progress board of directors does not anticipate will occur, the persons designated as proxies will cast votes for a substitute selected by the Progress board of directors, or the Progress board of directors may decide not to select an additional person as a director. Subsequent to the annual meeting, Progress, as the sole shareholder of Progress Bank, intends to re-elect each of the nominees listed below as directors of Progress Bank.
Information About the Nominees
The following provides certain biographical information about the individuals who have been nominated for election as Class II directors of Progress.

Name	Age	Director Class(1)	Date Became a Director	Positions Held with Progress and/or Progress Bank	Principal Occupation and Business Experience
Jim D. Caudle, Jr.	65	II	2008	Director; Chair of the Audit Committee	Chairman and CEO of Carina Technology
Lee R. Hoekenschnieder	71	II	2008	Director; Huntsville Market President and General Banking Executive of Progress Bank	Huntsville Market President and General Banking Executive of Progress Bank
Eric W. Janssen, MD	62	II	2008	Director	Founding Partner and current Managing Partner of SportsMed Orthopedic Surgery & Spine Center
Kevin B. Kynerd	55	II	2017	Director	President and CEO of Bradford Building Company, Inc.
Brad Sklar	60	II	2016	Director	Attorney and board member of Dentons Sirote P.C.

(1)
Class II director term will expire in 2025.

Incumbent Directors
The following provides certain biographical information about Progress’ other directors that are currently serving terms on the board of directors.
Name	Age	Director Class(1)	Date Became a Director	Positions Held with Progress and/or Progress Bank	Principal Occupation and Business Experience
Phillip W. “Trey” Bentley, III	58	I	2008	Director	Operator of Bentley Automotive Inc. – Bentley Buick GMC – Huntsville, Bentley Cadillac – Huntsville, Genesis of Huntsville, Bentley Hyundai – Huntsville, and Bentley Chevrolet –
					Florence; Owner of Colonial Printing and Packaging
Sheila B. Brown	62	I	2008	Director	Founder and board member of QuantiTech, now Axient
Elam P. Holley, Jr.	71	III	2017	Director	Retired; President and CEO of First Partners Bank until merged with Progress Bank in 2017
Bhavani Kakani	74	III	2008	Director; Board Secretary	President of AshaKiran Foundation and AshaKiran, A Ray of Hope

Name	Age	Director Class(1)	Date Became a Director	Positions Held with Progress and/or Progress Bank	Principal Occupation and Business Experience
Charles R. (“Chip) McCallum, III	63	I	2017	Director	Founding Member and Managing Partner of the law firm McCallum, Hoaglund and McCallum, LLP
David L. Nast	62	III	2008	Director; President and CEO	President and CEO of Progress and Progress Bank
Doug Ruggles	59	I	2012	Director	Co-owner and CEO of Martin, Inc., the parent company for Martin Industrial Supply, Martin Plant Services, Martin Fastening Solutions, Martin Safety Solutions, Townsend Door Hardware and Townsend Systems
Charles G. Vaughn	79	III	2008	Director; Chairman of the Board	Retired
Larry C. Weaver	69	III	2008	Director; Vice Chairman of the Board	Attorney and Member of Wilmer & Lee, P.A.

(1)
Class I director term expires in 2024 and Class III director term expires in 2023.

Non-Director Executive Officers
The following is a listing of our non-director executive officers:
Officer	Position
Dabsey Maxwell	Chief Financial Officer / Chief Operations Officer
J.E.P. Buchanan	Chief Credit Officer and Senior Lender
Information Regarding the Boards and Board Committees of Progress and Progress Bank
The board of directors of Progress and the board of directors of Progress Bank consist of the same fourteen individuals. The board of directors of Progress and Progress Bank conduct business through meetings of both the full board of directors and certain committees.
The board of directors currently has five committees: (i) the Loan Committee; (ii) the Audit and Risk Management Committee; (iii) the Asset/Liability and Investment Committee; (iv) the Human Resources and Corporate Governance Committee; and (v) the Information Technology Committee. Other than the Information Technology Committee, which is chaired by Dabsey Maxwell, each committee is chaired by a member of the board of directors and consists of two to five members with appropriate members of management and other employees also serving as advisory members as deemed appropriate. The committees meet as needed, but at least quarterly. Minutes from each committee meeting are presented to the entire board of directors at its next scheduled meeting. The duties and composition of the various committees are as follows:
Loan Committee.   The Loan Committee is responsible for examining and approving loans in compliance with Progress Bank’s lending and credit policies. The committee has the power to engage outside resources to serve as loan review and is expected to manage the loan portfolio including credit risk, credit pricing, loan loss reserves and concentrations. The committee is comprised of both directors and ex-officio members of bank management. David Nast chairs this committee, and its membership consists of Trey Bentley, Lee Hoekenschnieder, and Elam Holley, with J.E.P. Buchanan, Brad Hayes, Chuck Kramer, Andy Mann, Mike Rogers, Scott Seeley, Stuart Tubb, and Dewayne Youngblood serving as ex officio members.
Audit and Risk Management Committee.   The Audit and Risk Management Committee monitors bank management, financial statements, and internal and external audit reports and ensures staff compliance with board policies, laws and regulations. It has sole discretion in hiring an outside firm to conduct annual audits of Progress’ and Progress Bank’s financial condition, compliance with regulations and internal controls. Progress Bank’s external accounting firm reports directly to this committee. No bank management serves on this committee in any manner except that the head of Risk Management serves as a resource and liaison to the committee. The Audit and Risk Management Committee meets as often as necessary with external auditors to ensure risk is being managed and that the appropriate measures are in place to correct deficiencies. Jim Caudle, Jr. chairs this committee, and its membership consists of Bhavani Kakani, Chip McCallum, Doug Ruggles and Larry Weaver, with James Brown serving as an ex officio member.
Asset/Liability and Investment Committee.   This committee ensures compliance with the board’s investment policy and has the authority to approve investments for Progress Bank. The committee oversees Progress Bank’s interest rate and liquidity risk, maintains capital ratios, approves special loan and deposit programs and helps manage the bank’s net interest margin. This committee employs outside resources as necessary to help model the Asset and Liability positions of the bank. The ALCO committee includes Directors and ex-officio members of bank management. Lee Hoekenschnieder chairs this committee, and its membership consists of David Nast, Kevin Kynerd, and Charlie Vaughn, with Dabsey Maxwell, Stuart Bridges, J.E.P. Buchanan, Brad Hayes, Sean Johnson, Andy Mann, Beth Martin, Mike Rogers, Stuart Tubb, and Dewayne Youngblood serving as ex officio members.
Human Resources and Corporate Governance Committee (the “HR Committee”).   The HR Committee makes recommendations to the board and bank management with respect to human capital and personnel issues. The HR Committee is kept apprised of all actions regarding Progress Bank’s employee work force. The board-appointed Ethics Officer periodically reports to the HR Committee if there are certain ethics or personnel issues that need to be addressed outside the normal bank management chain of command. The HR committee monitors the costs of salary and benefits and gives guidance accordingly. It makes certain that compensation and benefits are competitive in the market place and allows the bank to attract and retain top quality associates. This committee recommends executive management compensation plans to the board annually based on the performance standards set forth in Progress Bank’s strategic plan.
The HR Committee’s role in corporate governance includes the following duties:
•
Exercise general oversight with regard to the governance of the board of directors

•
Review the qualifications of the board and recommend proposed nominees for election to the board

•
On an annual basis, review and recommend members of board committees to the board for approval

•
Review and make recommendations to the board regarding board compensation

•
Make recommendations to the board regarding its size and tenure of directors

•
Ensure that a management succession plan is in place

The HR Committee is comprised of outside directors only. Bank management may be called on to assist with the collection of data that aids in the committee’s decision-making process. Sheila Brown chairs this committee, and its membership consists of Eric Janssen, Kevin Kynerd, Brad Sklar, and Charlie Vaughn.
Information Technology Committee.   The Information Technology Committee is responsible for monitoring all aspects of Progress Bank’s technology with regard to systems, technology projects, cybersecurity and protection of bank and client confidential information. The committee periodically meets with IT and Operations personnel to ensure Progress Bank has the best technology it can afford to efficiently operate and give clients an exceptional experience at Progress. The committee approves major technology purchases as needed when recommended by bank management. The Information Technology Committee consists of directors and ex-officio members of Bank Management. Dabsey Maxwell chairs this committee, and its membership consists of Shelia Brown, David Nast, and Lee Hoekenschnieder, with James Brown,

J.E.P. Buchanan, Tim Hoekenschnieder, Beth Martin, Randy Tidwell, and other selected Progress Bank personnel serving as ex officio members.
The Progress board of directors unanimously recommends that Progress stockholders vote “FOR” each of the Class II director nominees named above.
Proposal No. 3 — Adjournment Proposal
The Progress annual meeting may be adjourned to another time, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.
If, at the Progress annual meeting, the number of shares of Progress common stock present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Progress intends to move to adjourn the Progress annual meeting in order to solicit additional proxies for the approval of the merger agreement. Alabama law provides that the holders of a majority of the shares represented, and who would be entitled to vote at the annual meeting if a quorum were present, where a quorum is not present, may adjourn such meeting from time to time.
The Progress board of directors unanimously recommends that Progress stockholders vote “FOR” the adjournment proposal.

INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.
United Community Banks, Inc. is a bank holding company and a Georgia corporation headquartered in Blairsville, Georgia, and is the parent company of United Community Bank, a South Carolina state-chartered bank that opened in 1950. At March 31, 2022, United had total consolidated assets of approximately $24.4 billion, total consolidated deposits of approximately $21.1 billion, total consolidated loans of approximately $14.3 billion, and total consolidated shareholders’ equity of approximately $2.4 billion. United was incorporated in 1987 and began operations in 1988 in the state of Georgia by acquiring the capital stock of United Community Bank. United has since grown through a combination of acquisitions and strategic growth throughout the Georgia, South Carolina, North Carolina, Florida and Tennessee markets, as well as nationally through its United States Small Business Administration and United States Department of Agriculture lending and equipment finance businesses. As of March 31, 2022, United had 2,893 full-time equivalent employees.
United provides a wide array of commercial and consumer banking services, including checking, savings and time deposit accounts, secured and unsecured loans, mortgage loans, payment services, wire transfers, brokerage, investment advisory services, wealth management, investment, trust, and insurance services and other related financial services to its customers. United’s business model combines the commitment to exceptional customer service of a local bank with the products and expertise of a larger institution. United believes that this combination of service and expertise sets it apart and is instrumental in its strategy to build long-term relationships. United Community Bank operates as a locally-focused community bank, supplemented by experienced, centralized support to deliver products and services to its larger, more sophisticated, customers. United’s organizational structure reflects these strengths, with local leaders for each market and market advisory boards operating in partnership with the product experts of its Commercial Banking Solutions unit.
United’s revenue is primarily derived from interest on and fees received in connection with loans United makes and from interest and dividends on investment securities and short-term investments. The principal sources of funds for United’s lending activities are customer deposits, repayment of loans, and the sale and maturity of investment securities. United’s principal expenses are interest paid on deposits and other borrowings and operating and general administrative expenses.
United’s principal office is located at 125 Highway 515 East, Blairsville, Georgia 30512, and its telephone number at that location is (706) 781-2265. United’s stock is traded on the NASDAQ under the symbol “UCBI.” Additional information about United and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information.”

INFORMATION ABOUT PROGRESS FINANCIAL CORPORATION
General
Progress is a bank holding company and an Alabama corporation headquartered in Huntsville, Alabama, and is the parent company of Progress Bank, an Alabama state-chartered bank that commenced operations in 2008. Progress Bank is a full-service commercial bank, providing a wide range of wealth management and business and consumer financial services in its target marketplaces. Progress Bank operates 13 full-service banking locations located throughout Alabama and the Florida panhandle coast. At March 31, 2022, Progress had total consolidated assets of approximately $1.9 billion, total consolidated deposits of approximately $1.7 billion, total consolidated loans of approximately $1.3 billion, and total consolidated stockholders’ equity of approximately $172.1 million. For additional financial information regarding Progress, see the financial statements of Progress attached as Annex D to this proxy statement/prospectus.
Progress Bank’s website is www.myprogressbank.com. The information on Progress Bank’s website is not part of this proxy statement/prospectus, and the reference to the Progress Bank website address does not constitute incorporation by reference of any information on that website into this proxy statement/prospectus.
Progress’ headquarters is located at 201 Williams Avenue, Huntsville, Alabama 35801, and its telephone number at that location is (256) 319-3600.
Business
Progress Bank engages in a general commercial banking business, with a primary focus on fulfilling the financial needs of the professional community, small- to mid-sized businesses and their owners, entrepreneurs, senior executives of large businesses and other consumers. Its primary market areas at this time are Madison, Morgan, Lauderdale, Jefferson, Shelby, Tuscaloosa, and Baldwin Counties in Alabama and Walton, Okaloosa, and Bay Counties in Florida. Progress has expanded Progress Bank’s operations into additional market areas in which Progress can identify attractive growth opportunities.
As a community bank, Progress Bank conducts a general commercial banking business and offers traditional banking services such as deposit, lending and investment services. In general, Progress Bank’s deposit products include checking accounts, money market deposit accounts and certificates of deposit, as well as long-term products such as IRA accounts. Like most other commercial banks, Progress Bank concentrates its lending activity on first and second mortgage loans secured by residential or commercial properties, as well as commercial loans and consumer loans.
Progress Bank has grown substantially since it commenced operations in 2008. Progress Bank attributes its successful growth to superior service quality, its focus on its target markets, and the involvement of its employees in the communities that they serve. As of March 31, 2022, Progress Bank had total consolidated assets of approximately $1.9 billion, total consolidated deposits of approximately $1.7 billion, and total consolidated net loans of approximately $1.3 billion.
Strategy
The strategy of Progress is to operate Progress Bank as a community bank focused on serving traditional commercial operating companies, company owners, professionals and other private banking and consumer clients. Progress Bank strives to maintain superior credit quality, to promote a strong and effective control environment, and to operate with a focus on regulatory compliance. Additionally, effective execution of Progress’ strategy requires a focus on maintaining a high level of service as a differentiator from its competitors. Progress Bank’s marketing efforts are primarily focused on calling efforts by bank officers rather than mass media marketing. Progress Bank’s officers are also encouraged to be active in their communities as a means of building additional awareness of Progress Bank. Officers are expected to capitalize on longstanding relationships built over their years in banking and to develop new relationships to grow Progress Bank.

Employees
As of March 31, 2022, Progress Bank employed [•] full-time employees and [•] part-time employees. The employees are not represented by a collective bargaining unit. Progress Bank considers relations with employees to be good.
Properties
The main office of Progress Bank is located at 201 Williams Avenue, Huntsville, Alabama 35801. Progress operates 12 additional full-service banking offices located in Huntsville, Birmingham, Decatur, Madison, Florence, Tuscaloosa, Vestavia, and Daphne, Alabama and Destin, Inlet Beach, Panama City, and Santa Rosa Beach, Florida.
Legal Proceedings
Progress and Progress Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to its business. Management does not believe that there is any pending or threatened proceeding against Progress or Progress Bank which, if determined adversely, would have a material adverse effect on Progress’ or Progress Bank’s financial position, liquidity, or results of operations.
Competition
Progress Bank encounters strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Progress Bank competes with other trust and wealth management institutions, commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that Progress Bank does not currently provide. In addition, many of Progress Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on Progress Bank’s operations.

THE MERGER
The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.
Terms of the Merger
Each of the United board of directors and the Progress board of directors has unanimously approved the merger agreement. Under the merger agreement, Progress will merge with and into United, with United continuing as the surviving corporation, in a transaction we refer to as the merger. Immediately following the completion of the merger, Progress Bank will merge with and into United Community Bank, with United Community Bank continuing as the surviving bank.
If the merger is completed, Progress stockholders will receive 0.770 shares of United common stock for each share of Progress common stock (except for treasury stock or shares owned by Progress or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights) they hold immediately prior to the merger, plus cash in lieu of fractional shares. As a result of the foregoing, based on the number of shares of United common stock and Progress common stock outstanding as of May 3, 2022, the last trading day before public announcement of the merger, it is expected that United shareholders will hold approximately 92.6%, and Progress stockholders will hold approximately 7.4%, of the shares of the combined company outstanding immediately after the effective time of the merger, which we refer to as the effective time.
Progress stockholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement. United shareholders are not entitled to voting rights in connection with the merger.
Background of the Merger
Progress’ and United’s boards of directors and senior management teams regularly review and assess their respective business prospects, strategies and objectives, all with the goal of enhancing long-term value for their respective shareholders. For each company, this review and assessment has included the consideration of various strategic alternatives, such as growth strategies, both organic and through acquisitions, raising capital and capital planning, potential earnings improvement through revenue increases, expense reductions and strategic mergers, and credit quality. Each of the Progress and United boards of directors also regularly reviews the state of the banking industry generally and more specifically in the Southeastern United States, including Alabama, in particular. This review includes the economic, interest rate and regulatory environment, the competitive landscape for community banks within their respective geographic footprints, public trading prices of bank stocks, and bank merger and acquisition activity and valuations.
Specifically, the Progress board of directors from time to time has held discussions regarding the stockholder value benefits that might be achieved if Progress were to become a larger institution through a merger with a larger financial institution. The Progress board of directors has maintained a list of healthy potential acquisition targets and potential upstream partners for many years. The list of banks has changed over time, but Progress has maintained cordial relationships with management at the institutions and openly discussed strategic alternatives. United was always among the upstream partners that Progress admired and watched closely. Additionally, the Progress board of directors and David Nast, Progress’ Chief Executive Officer, maintained a specific list of attributes that a desirable partner would possess. United met the requirements and standards that Progress deemed important and the two banks continued working toward a possible combination.
In September 2021, David Nast, the Chief Executive Officer of Progress and Progress Bank, and Lynn Harton, the Chief Executive Officer of United and United Community Bank, began to informally talk about the general state of the banking industry and trends in the Southeastern United States. Over time, the two chief executive officers began to consider the possibility of a business combination of Progress and United. The two banks share a lot in common in terms of commitment to service quality, similar lines of business and common management philosophy. Since United did not operate in Alabama or the Florida Panhandle, there was clearly a strategic geographic fit for both organizations as well. Mr. Nast and Mr. Harton quickly developed a strong relationship and determined the two banks would be able to serve clients better and provide shareholders an opportunity for a good return if the two institutions combined their talented teams of bankers. Mr. Nast and Mr. Harton discussed United’s strategy and how Progress fit into United’s strategic plan. In December 2021, Progress’ board and management began discussing the possibility of a transaction with United.
Progress has worked with Stephens for many years regarding strategic plans, growth of Progress Bank, and the possibility of a long-term partnership with a larger institution. Once the discussions between Mr. Nast and Mr. Harton turned to a possibility of the two banks combining, Progress began talks with Stephens about the economic value of such a transaction. Oral negotiations continued between Progress and United, with each institution aided by its financial advisor.
On February 4, 2022, Progress and United entered into a Mutual Non-Disclosure Agreement and the parties formally began discussing the possibility of a merger transaction. On February 8, 2022 Progress provided United with initial due diligence information.
On March 9, 2022, United submitted an initial non-binding letter of intent and after discussions with Progress and its financial advisor submitted a revised letter of intent on March 11, 2022. Progress’ board met on March 13, 2022 to consider the proposal. After due discussion, the board approved entering into the non-binding letter of intent with United. Shortly thereafter, Mr. Nast contacted Progress’ outside counsel at Maynard, Cooper & Gale P.C. (“Maynard Cooper”), who helped form Progress Bank in 2007 and has represented it since that time, to represent Progress in the transaction.
On March, 17, 2022, Progress formally engaged Stephens to act as financial advisor to Progress in connection with the proposed merger of Progress with and into United. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, to the common stockholders of Progress (solely in their capacity as such) of the consideration to be received in connection with the proposed merger. Progress engaged Stephens because, among other factors, Progress had an ongoing relationship with Stephens and Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions.
On April 1, 2022, United provided Progress the initial draft of the merger agreement. Negotiation of the merger agreement and due diligence continued throughout April. In April 2022, Mr. Nast and United began negotiating the terms of an employment agreement between United and Mr. Nast, and Ms. Maxwell and United began negotiating the terms of a noncompete agreement between United and Ms. Maxwell.
During March and April 2022, Progress and its financial advisors and legal counsel conducted reverse due diligence on United on certain information provided by United or available about United. In addition, Progress and its financial advisors and legal counsel conducted a reverse due diligence call with representatives from United on April 25, 2022.
On April 28, 2022 the Progress board of directors received a copy of the definitive proposed merger agreement and materials provided by Stephens for review.
On May 3, 2022, the Progress board of directors held a meeting to consider the proposed merger agreement and the proposed merger. This meeting was attended by certain members of senior management and representatives from Stephens and from Maynard Cooper. At this meeting, Mr. Nast and the representative from Maynard Cooper reviewed the terms of the merger agreement and the ancillary agreements, including the terms of the voting agreements and certain information regarding the proposed merger and bank merger, as well as the employment agreement to be entered into by Mr. Nast with United, the noncompete agreement between Ms. Maxwell and United and the termination, release and settlement agreements to be entered into by certain employees who have employment agreements with Progress. Representatives of Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Progress board of directors dated May 3, 2022, that, as of such date, the consideration to be received by the common stockholders of Progress (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion. After considering the proposed terms of the merger and fairness opinion delivered by Stephens, the Progress board of directors determined that the merger, merger agreement, the transactions contemplated by the merger agreement and the ancillary documents were in the best interests of Progress and its stockholders and resolved to adopt and approve the merger and the execution of the merger agreement and to recommend the approval of the merger and merger agreement to Progress’ stockholders.
Also, on May 3, 2022, the board of directors of Progress Bank adopted and approved the execution and delivery of the bank merger agreement and recommended the approval of the bank merger agreement to its sole stockholder, Progress.
During the period from April 28, 2022 through May 3, 2022, United’s board of directors received and reviewed the merger agreement, a summary of the terms of the merger agreement prepared by its outside legal counsel, Nelson Mullins Riley & Scarborough LLP, and financial analysis of the merger prepared by Piper Sandler & Co. (“Piper Sandler”), United’s financial advisor. At a meeting held on May 3, 2022, the United board of directors unanimously approved the merger agreement and the merger.
On May 3, 2022, Progress and United executed the merger agreement. On May 4, the parties issued a joint press release announcing the execution of the merger agreement.
United’s Reasons for the Merger
In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the United board of directors consulted with United’s management and considered a number of factors, including the following material factors, which are not presented in order of priority:
•
its understanding of the current and prospective environment in which United and Progress operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on United both with and without the proposed transaction;

•
each of United’s, Progress’, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the United board of directors considered its view that Progress’ financial condition and asset quality were sound, that Progress’ business and operations complemented those of United, and that the merger would result in a combined company with a larger market presence and more diversified business mix as well as an attractive funding base, including through core deposit funding, and stronger asset quality. The United board of directors further considered that Progress’ earnings and prospects, and synergies potentially available in the proposed transaction, created an opportunity for the combined company to have superior future earnings and prospects compared to Progress’ earnings and prospects on a stand-alone basis. In particular, the United board of directors considered the following:

•
its belief that the merger will combine two strong and growing banking institutions to create a leading regional banking franchise with an enhanced commercial lending expertise and complementary product sets, bolstering United’s lending presence with full-service banking in highly attractive Alabama and Florida markets;

•
the potential for bringing together seasoned bank operators built on a common vision with similar values, with talented, motivated workforces and compatible corporate cultures;

•
the similarity of the businesses, balance sheets and management teams;

•
the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company given its larger size, asset base, capital, and footprint;

•
its review and discussions with United’s management and advisors concerning United’s due diligence examination of Progress’ business;

•
the anticipated positive impact of the merger on the combined company’s capital position, including regulatory capital levels, and the combined company’s potential ability to generate substantial internal capital to support future growth;

•
United’s successful track record of creating shareholder value through prior acquisitions, including its proven experience in successfully integrating acquired businesses and retaining key personnel, and United management’s belief that United will be able to integrate Progress with United successfully;

•
the financial analyses presented to the United board of directors by Piper Sandler; and

•
its review of the terms of the merger agreement, including mutual deal protection and termination fee provisions.

The United board of directors also considered potential risks relating to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks included:
•
the possibility of encountering difficulties in achieving anticipated cost savings in the amounts estimated or in the time frame contemplated;

•
the possible challenges of entering new markets that United does not presently occupy;

•
the possibility of encountering difficulties in successfully integrating Progress’ business, operations, and workforce with those of United;

•
the transaction-related costs, including the payments and other benefits to be received by Progress management in connection with the merger pursuant to existing Progress plans and compensation arrangements and the merger agreement;

•
diversion of management attention and resources from the operation of United’s business towards the completion of the merger; and

•
the regulatory and other approvals required in connection with the merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

The foregoing discussion of the information and factors considered by the United board of directors is not intended to be exhaustive, but includes the material factors considered by the United board of directors. In reaching its decision to adopt the merger agreement, and to approve the merger and the other transactions contemplated by the merger agreement, the United board of directors did not quantify or assign any relative weights to the factors considered. The United board of directors considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. In addition, individual directors may have given different weights to different information and factors. The explanation of United’s reasons for the merger includes statements that are forward-looking in nature and, therefore, should be read in light of the factors discussed above under “Cautionary Statement Regarding Forward-Looking Statements.”
Progress’ Reasons for the Merger; Recommendation of Progress’ Board of Directors
In evaluating the merger agreement, the board of directors of Progress evaluated the merger and the merger agreement in consultation with Progress’ senior management and outside financial and legal advisors in addition to relying on the board of directors’ actual acknowledge of United. The board of directors considered the future prospects of Progress as an independent company and its strategic alternatives as well as the future prospects of United. After careful consideration, the Progress board of directors determined that the merger agreement and the transaction contemplated by the merger agreement is advisable and in the best interests of Progress and its stockholders.
In reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, the Progress board of directors consulted with Progress’ management and considered a number of factors, including but not limited to the following material factors, which are not presented in order of priority:

•
Progress’ goal to find a larger partner with a similar culture and commitment to customers;

•
Progress’ long-term succession planning for management;

•
the complementary nature of the cultures of the Progress and United, which management believes should facilitate integration and implementation of the merger;

•
the alternatives to the merger, including remaining an independent institution, and the business prospects of Progress under such alternatives;

•
the competitive and regulatory environment for financial institutions generally;

•
the form and the amount of the merger consideration, including the ability of Progress stockholders to participate in the future performance of the surviving company;

•
the liquidity in the trading market for United common stock due to the listing of United’s shares on NASDAQ compared to the illiquid market for Progress common stock;

•
the historical performance of United’s common stock;

•
the financial analysis and fairness opinion of Stephens to the Progress board of directors, which concluded that based upon and subject to the factors and assumptions set forth in the opinion (attached as Annex B to this proxy statement/prospectus), the merger consideration with respect to shares of Progress common stock was fair from a financial point of view to such stockholders

•
the financial and other terms of the merger agreement, including the deal protection provisions;

•
United’s history of successful acquisitions and long-term growth prospects;

•
the fact that some of Progress’ directors and executive officers have interests in the merger that are in addition to the interests of Progress stockholders generally, including United’s agreement to indemnify Progress directors and officers against certain claims and liabilities and certain compensation arrangements for executive officers, and the treatment of outstanding Progress stock options and restricted stock;

•
the effect of the merger on Progress’ officers and employees, including the prospects for continued employment and severance and other benefits that United has agreed to provide to Progress employees;

•
the expectation that the merger will be treated as a “reorganization” for U.S. federal income tax purposes;

•
the likelihood that the regulatory approvals required in connection with the merger will be obtained; and

•
the ability of the parties to consummate the merger.

The Progress board of directors also considered the potential risks and negative factors relating to the merger, including but not limited to the following:
•
the fixed exchange ratio such that if the market price of United stock decreases in value prior to completion of the merger, the aggregate value of the merger consideration to be received by Progress’ stockholders in the merger will also decrease in value;

•
the merger agreement requires Progress to pay a termination fee of $10 million if it later chooses to pursue a superior merger proposal or if the merger agreement is terminated under certain circumstances;

•
the risk that the merger may not be consummated or that the closing is unduly delayed, including as a result of factors outside either party’s control;

•
except under certain circumstances, Progress cannot solicit competing acquisition proposals under the terms of the merger agreement;

•
the merger agreement includes certain restrictions on the conduct of Progress’ business prior to the completion of the merger, which could delay or prevent Progress from undertaking business opportunities that may arise pending the completion of the merger;

•
the potential diversion of management’s attention and resources from the day-to-day operations of Progress’ business and towards the completion of the merger;

•
the possibility of employee attrition or adverse effects on client and business relationship as a result of the announcement and pendency of the merger; and

•
the risk of incurring substantial expenses related to the merger.

The foregoing discussion of factors considered by the Progress board of directors is not intended to be exhaustive, but includes the material factors considered by the Progress board of directors. In reaching its decision to adopt and approve the merger agreement, the merger and the transactions contemplated by the merger agreement, the Progress board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Progress board of directors considered all of these factors as a whole, including discussion with and questioning of Progress’ management, financial advisors and legal advisors.
In considering the recommendation of the Progress board of directors, you should be aware that certain directors and officers of Progress may have interests in the merger that are different from, or in addition to, the interests of the Progress stockholders generally and may create potential conflicts of interests. The Progress board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger, and the other transactions contemplated by the merger agreement, and in recommending to the Progress stockholders that they vote in favor of the proposal to approve the merger agreement. See “Interests of Progress’ Directors and Executive Officers in the Merger”.
For the reasons set forth above, the Progress board of directors has adopted and approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.
Each of the directors of Progress has entered into a voting and support agreement with United, pursuant to which they have agreed to vote in favor of the merger proposal and the other proposals to be voted on at the Progress annual meeting, subject to the terms of the voting and support agreements. The voting and support agreements are discussed in more detail in the section entitled “Information About the Progress Annual Meeting — Shares Subject to Voting and Support Agreements; Shares Held by Directors and Executive Officers.”
Certain Unaudited Prospective Financial Information
United and Progress do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
In connection with the merger, however, United and Progress are including in this proxy statement/prospectus certain unaudited prospective financial information for United and Progress that was made available as described below. We refer to this information collectively as the “prospective financial information.” A summary of certain significant elements of this information is included in this proxy statement/prospectus solely for the purpose of providing holders of Progress common stock access to certain information made available to United and Progress and their respective boards of directors and Progress’ financial advisor.
Neither United nor Progress endorses the prospective financial information as necessarily predictive of actual future results. Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which United and Progress operate and the risks and uncertainties described under “Risk Factors” beginning on page [•], “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [•] and in the reports that United files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of United and Progress and will be beyond the control of the combined company following completion of the merger. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of United or Progress could or might have taken during these time periods. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The inclusion of this prospective financial information should not be regarded as an indication that any of United, Progress, their respective affiliates, officers, directors, advisors or other representatives considered, or now considers, this prospective financial information to be material information to any stockholder, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such.
The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on United or Progress of the merger, or the recent instability and volatility of the global financial markets and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under “— Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments”), the effect on United or Progress of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, United’s management. PricewaterhouseCoopers LLP (United’s independent registered public accounting firm) and Mauldin & Jenkins, LLC (Progress’ independent registered public accounting firm) have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP and Mauldin & Jenkins LLP do not express an opinion or ay other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to United’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
Progress Prospective Financial Information
The following prospective financial information was approved by Progress for use by Stephens in connection with Stephens performing its financial analyses with respect to Progress on a stand-alone basis: (i) estimated net income for Progress provided by senior management of Progress for the years ended December 31, 2022 through December 31, 2024 of $19.6 million, $24.6 million and $32.3 million, respectively, and (ii) estimated dividends per share for Progress provided by senior management of Progress for the years ended December 31, 2022 through December 31, 2024 of $0.25, $0.26, and $0.27, respectively.
United Prospective Financial Information
The following prospective financial information was approved by United for use by Stephens in connection with Stephens performing its financial analyses with respect to United on a stand-alone basis:

(i) publicly available mean analyst earnings per share estimates for United for the years ending December 31, 2022 and December 31, 2023 of $2.57 and $3.25, respectively, (ii) estimated long-term annual earnings per share growth rate for the years ending December 31, 2024 and December 31, 2025, and (iii) estimated dividends per share for United for the years ending December 31, 2021 through December 31, 2025, as provided by the senior management of United.
Pro Forma Assumptions — Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments
For purposes of the pro forma transaction analysis performed by Stephens, senior management of United provided to Stephens certain additional prospective financial information including: (i) estimated net income for Progress for the years ended December 31, 2022, December 31, 2023, December 31, 2024 and December 31, 2025 of $18.3 million, $23.9 million, $26.0 million and $28.3 million, respectively, (ii) an estimate of $25.9 million of pre-tax transaction expenses, (iii) an estimate of $29.6 million of credit and fair value marks on gross loans, and (iv) an estimate of 25% of non-interest expense pre-tax cost savings (synergies) expected to result or be derived from the merger.
General
The stand-alone prospective financial information for United and Progress was prepared separately and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this proxy statement/prospectus a summary of the prospective financial information, neither United nor Progress nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of United or Progress compared to the information contained in the prospective financial information. Neither United, Progress, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of United, Progress or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder of Progress or other person regarding United’s or Progress’ ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by United, Progress and their respective boards of directors and advisors in connection with the merger.
In light of the foregoing, and considering that the Progress annual meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, you are cautioned not to place unwarranted reliance on such information, and are urged to review United’s most recent SEC filings for a description of its reported financial results and the financial statements of United incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any stockholder of Progress to vote in favor of the merger proposal or the adjournment proposal to be voted on at the Progress annual meeting.
Opinion of Progress’ Financial Advisor
On March, 17, 2022, Progress engaged Stephens to act as financial advisor to Progress in connection with the proposed merger of Progress with and into United. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, to the common stockholders of Progress (solely in their capacity as such) of the consideration to be received in connection with the proposed merger. Progress engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.
As part of Stephens’ engagement, representatives of Stephens participated in a meeting of the Progress board of directors held on May 3, 2022, in which the Progress board of directors considered and approved the proposed merger. At this meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Progress board of directors dated May 3, 2022, that, as of such date, the consideration to be received by the common stockholders of Progress (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.
The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Annex B to this proxy statement/prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of the opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such written Opinion Letter. Investors are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. Progress did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.
Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to the Progress board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. The opinion only addresses whether the consideration to be received by the common stockholders of Progress (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. The opinion does not address the underlying business decision of Progress to engage in the proposed merger or any other term or aspect of the merger agreement or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to the Progress board of directors or any of Progress’ stockholders as to how such person should vote or otherwise act with respect to the proposed merger or any other matter. Progress and United determined the merger consideration through a negotiation process.
In connection with developing its opinion Stephens:
•
reviewed certain publicly available financial statements and reports regarding Progress and United;

•
reviewed certain audited financial statements regarding Progress and United;

•
reviewed certain internal financial statements, management reports and other financial and operating data concerning Progress and United prepared by management of Progress and United, respectively;

•
reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning Progress and United provided by the management teams of Progress and United, respectively, the effect of the proposed merger on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of United;

•
reviewed the reported prices and trading activity for the common stock of United;

•
compared the financial performance of Progress and United with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

•
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

•
reviewed the most recent draft of the merger agreement and related documents provided to Stephens by Progress;

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discussed with management of Progress and United the operations of and future business prospects for Progress and United and the anticipated financial consequences of the proposed merger to Progress and United;

•
assisted in Progress’ deliberations regarding the material terms of the proposed merger and Progress’ negotiations with United; and

•
performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by Progress and United and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and the opinion was based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. The management of Progress assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Progress or of United, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of Progress or of United under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of Progress or United. Stephens did not receive or review any individual loan or credit files nor did Stephens make an independent evaluation of the adequacy of the allowance for loan and lease losses of Progress or United. Stephens did not make an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of Progress or United. With respect to the financial forecasts prepared by Progress and United, including the forecasts of potential cost savings and potential synergies, Stephens assumed that such financial forecasts had been reasonably prepared and reflected the best then currently available estimates and judgments of the managements of Progress and United as to the future financial performance of Progress and United and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial forecasts were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and Stephens expressed no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they were based.
Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of Progress and its other advisors with respect to such matters. Stephens assumed, with Progress’ consent, that the proposed merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for Progress or its stockholders and that any reviews of legal, accounting, regulatory, or tax issues conducted as a result of the proposed merger will be resolved favorably to Progress and its stockholders. Stephens did not express any opinion as to any tax or other consequences that might result from the proposed merger.
Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion and on the information made available to Stephens as of the date of the opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of April 29, 2022. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic and the invasion of Ukraine, may or may not have an effect on Progress or United, and Stephens did not express an opinion as to the effects of such volatility or such disruption on the proposed merger or any party to the proposed merger. Stephens further expressed no opinion as to the prices at which shares of Progress’ or United’s common stock may trade at any time subsequent to the announcement of the proposed merger.
In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:
•
the proposed merger and any related transactions will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification;

•
the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•
each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•
all conditions to the completion of the proposed merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;

•
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the proposed merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the proposed merger to the common stockholders of Progress;

•
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Progress or United since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact Progress or United; and

•
the proposed merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion was limited to whether the consideration to be received by the common stockholders of Progress (solely in their capacity as such) in the proposed merger was fair to them from a financial point of view as of the date of the opinion. Stephens was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the proposed merger or any aspect of the proposed merger, other than the fairness, from a financial point of view, of the consideration to be received in the proposed merger by the common stockholders of Progress (solely in their capacity as such). The opinion did not address the merits of the underlying decision by Progress to engage in the proposed merger, the merits of the proposed merger as compared to other alternatives potentially available to Progress or the relative effects of any alternative transaction in which Progress might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the proposed merger, including with respect to how to vote or act with respect to the proposed merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of Progress’ officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other stockholders of Progress or otherwise.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with Progress’ executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens within this regard, it does set forth those considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposed Merger
Pursuant to the merger agreement, and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the merger agreement, each outstanding share of Progress common stock will be converted into the right to receive 0.770 shares of United common stock. Based upon the unaudited financial information of Progress as of and for the twelve months ended March 31, 2022, and market data as of April 29, 2022, Stephens calculated the following transaction multiples:
Transaction Value / Reported Tangible Book Value:	1.69x
Transaction Value / Last Twelve Months (“LTM”) Earnings:	13.6x
Core Deposit Premium:	7.4%
Note: The last twelve months earnings of Progress is based on the most recent available financial statements prior to announcement.
Contribution Analysis — Progress Financial Corporation
Stephens compared certain historical and projected financial information for Progress and United relative to the implied exchange ratio. Based on its analysis, Stephens calculated Progress’ average contribution to the proposed merger as 7.6% for an implied exchange ratio of 0.7141x and Progress’ median contribution to the proposed merger as 7.6% for an implied exchange ratio of 0.7187x. This compares to the overall implied exchange ratio of 0.7700x, which equates to a hypothetical pro forma ownership of approximately 7.7% for Progress stockholders. The analysis is illustrated below.
	Contribution ($M)			Contribution (%)		Implied Exchange Ratio
	UCBI	Progress	Pro Forma	UCBI	Progress
Balance Sheet
Total Assets	24,374.2	1.860.2	26,234.4	92.9	7.1	0.6636x
Loans HFI	14,316.2	1,276.3	15,592.5	91.8	8.2	0.7751x
Deposits	21,056.2	1,665.1	22721.3	92.7	7.3	0.6876x
Tangible Common Equity	1,814.3	158.8	1,973.1	92.0	8.0	0.7611x
			Average	92.3	7.7	0.7218x
Profitability
FY2021 Core PTPP	324.1	26.8	350.9	92.4	7.6	0.7187x
FY2021 Core Net Income	284.0	20.3	304.2	93.3	6.7	0.6207x
FY 2022E Net Income	274.3	19.6	293.9	93.3	6.7	0.6212x
FY 2023E Net Income	347.1	24.6	371.8	93.4	6.6	0.6166x
FY 2024E Net Income	352.4	32.3	384.7	91.6	8.4	0.7963x
			Average	92.8	7.2	0.6747x
			Mean	92.4	7.6	0.7141x
			Median	92.4	7.6	0.7187x
			Project Artemis	92.3	7.7	0.7700x
Relevant Public Companies Analysis — Progress Financial Corporation
Stephens compared the financial condition, operating statistics and market valuation of Progress to certain public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to those of Progress; however, no selected company below was identical or directly comparable to Progress. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.
Stephens selected the following public companies based on the criteria set forth below:
Southeastern (domiciled in AL, AR, FL, GA, KY, LA, MS, NC, SC, TN, TX and VA) banks with total assets between $1.0 billion and $3.0 billion as of December 31, 2021 (total assets as of March 31, 2022, noted parenthetically below):
•
Southern First Bancshares, Inc. ($3.1 billion)

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Third Coast Bancshares ($3.0 billion)

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First Guaranty Bancshares, Inc. ($2.9 billion)

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Colony Bankcorp, Inc. ($2.7 billion)

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Professional Holding Corp. ($2.7 billion)

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FVCBankcorp, Inc. ($2.1 billion)

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USCB Financial Holdings, Inc. ($2.0 billion)

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Southern States Bancshares, Inc. ($1.8 billion)

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MainStreet Bancshares, Inc. ($1.8 billion)

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National Bankshares, Inc. ($1.7 billion)

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First Community Corporation ($1.7 billion)

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Limestone Bancorp, Inc. ($1.4 billion)

To perform this analysis, Stephens reviewed publicly available financial information as of and for the twelve month period ended March 31, 2022, or the most recently reported period available, and the market trading multiples of the selected public companies based on April 29, 2022 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:
	Progress Financial Corporation	25th Percentile	Median	75th Percentile
Total Assets	$1,860	$1,752	$2,029	$2,743
TCE/TA	8.3%	7.2%	8.8%	9.3%
Loans / Deposits	76.3%	68.1%	84.1%	89.2%
NPA/Assets	0.19%	0.16%	0.26%	0.40%
LTM PTPP / Avg Assets	1.53%	1.24%	1.47%	1.55%
LTM Core ROAA(1)	1.19%	1.00%	1.08%	1.22%
LTM Core ROAE(1)	11.9%	10.3%	11.5%	12.0%
2022 Estimated ROAA	1.03%	0.96%	1.06%	1.16%
2023 Estimated ROAA	1.14%	1.01%	1.17%	1.22%
Market Cap	—	$198.1	$261.2	$302.3
Price / Tangible Book Value	—	132.5%	136.3%	145.6%
Price / 2022 Estimated EPS	—	10.3x	10.7x	12.7x
Price / 2023 Estimated EPS	—	8.9x	9.5x	10.5x
Dividend Yield	—	1.3%	2.5%	2.7%
Stock Performance Since 1/1/2021	—	20.3%	28.7%	46.1%

Source:   S&P Global Market Intelligence, FactSet, Company Documents.
Note:   Dollars in millions. LTM=Last Twelve Months.
(1)
Core Income is Net Income after taxes and before extraordinary items, less net income attributable to non-controlling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

Discounted Cash Flow Analysis — Progress Financial Corporation
Stephens performed a discounted cash flow analysis using projections developed by Progress’ executive management. Stephens calculated a range of implied per share equity values for Progress based upon the discounted net present value of the projected after-tax free cash flows for the projected period (January 2022 through December 2026) and a terminal value at year-end 2026 based on a multiple of net income. Stephens determined the amount of discounted cash flow assuming (i) a terminal price to earnings multiple of 11.5x, (ii) 9.18% cost of equity discount rate and (iii) maintenance of a 9% tangible common equity to tangible assets ratio. To calculate an implied per share equity value range, Stephens considered discount rates from 7.68% to 10.68% and terminal earnings multiple range of 10.0x to 13.0x. Based on this analysis, Stephens derived a range for the implied equity value of Progress from $19.03 per share to $27.90 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Progress. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.
Relevant Nationwide Transactions Analysis — Progress Financial Corporation
Stephens reviewed certain publicly available transaction multiples and related financial data for transactions nationwide announced since April 1, 2020, where (i) the deal value was publicly disclosed, (ii) the target’s assets were between $1.0 billion and $2.5 billion and (iii) the target’s LTM ROAA was greater than 0.75% (excluding any Merger of Equals (as defined by S&P Global Market Intelligence)). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, were reasonably similar to those of Progress; however, no selected company or transaction below was identical or directly comparable to Progress or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):
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National Bank Holdings Corp. | Bancshares of Jackson Hole Inc. (4/1/2022)

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Seacoast Banking Corporation of Florida | Apollo Bancshares, Inc. (3/29/2022)

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Origin Bancorp Inc. | BT Holdings Inc. (2/24/2022)

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QCR Holdings Inc. | Guaranty Federal Bancshares, Inc. (11/9/2021)

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German American Bancorp Inc. | Citizens Union Bancorp (9/20/2021)

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Stock Yards Bancorp Inc. | Commonwealth Bancshares Inc. (8/3/2021)

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TriCo Bancshares | Valley Republic Bancorp (7/27/2021)

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CVB Financial Corp. | Suncrest Bank (7/27/2021)

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Lakeland Bancorp | 1st Constitution Bancorp (7/12/2021)

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Mid Penn Bancorp Inc. | Riverview Financial Corp. (6/30/2021)

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Valley National Bancorp | Westchester Bank Holding Corp. (6/29/2021)

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Columbia Banking System Inc. | Bank of Commerce Holdings (6/23/2021)

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Simmons First National Corp. | Landmark Community Bank (6/7/2021)

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First Foundation Inc. | TGR Financial Inc. (6/3/2021)

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United Bankshares Inc. | Community Bankers Trust Corp (6/3/2021)

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First Bancorp | Select Bancorp Inc. (6/1/2021)

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Nicolet Bancshares Inc. | Mackinac Financial Corp. (4/12/2021)

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Peoples Bancorp Inc. | Premier Financial Bancorp Inc. (3/29/2021)

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Stock Yards Bancorp Inc. | Kentucky Bancshares Inc. (1/27/2021)

•
Enterprise Financial Services | Seacoast Commerce Banc Holdings (8/20/2020)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:
	Progress Financial Corporation	25th Percentile	Median	75th Percentile
Deal Value	$267.6	$163.6	$212.3	$274.7
Target Total Assets	$1,860	$1,233	$1,369	$1,799
Target TCE/TA	8.3%	8.4%	9.3%	9.9%
Target NPA/Assets	0.19%	0.36%	0.53%	0.78%
Target LTM ROAA	1.19%	0.92%	1.07%	1.21%
Target LTM ROAE	11.9%	9.6%	10.4%	11.3%
Target LTM Efficiency Ratio	64.6%	53.3%	59.3%	68.2%
Transaction Value / Tangible Book Value	168.5%	151.2%	163.6%	169.1%
Transaction Value / LTM Earnings(1)	13.6x	12.6x	14.3x	18.1x
Core Deposit Premium	7.4%	6.4%	7.1%	8.7%

Source:   S&P Global Market Intelligence, Company documents
Note:   Dollars in millions. LTM=Last Twelve Months. P/EPS multiples greater than 25.0x and less than 0.0x and Core Deposit Premiums less than 0% are considered non-meaningful for the purpose of this analysis.
(1)
LTM pre-tax earnings, tax effected at 21% effective rate.

Relevant Regional Transactions Analysis — Progress Financial Corporation
Stephens reviewed certain publicly available transaction multiples and related financial data for transactions with a Southeast (domiciled in AL, AR, FL, GA, KY, LA, MS, NC, SC, TN, TX and VA) target announced since January 1, 2019, where (i) the deal value was publicly disclosed, (ii) the target’s assets were between $1.0 billion and $5.0 billion and (iii) the target’s LTM ROAA was greater than 0.75% (excluding any Merger of Equals (as defined by S&P Global Market Intelligence)). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and markets of operation, among other factors, were reasonably similar to those of Progress; however, no selected company or transaction below was identical or directly comparable to Progress or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):
•
Seacoast Banking Corporation of Florida | Apollo Bancshares, Inc. (3/29/2022)

•
Origin Bancorp Inc. | BT Holdings Inc. (2/24/2022)

•
Simmons First National Corp. | Spirit of Texas Bancshares Inc. (11/19/2021)

•
German American Bancorp Inc. | Citizens Union Bancorp (9/20/2021)

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Stock Yards Bancorp Inc. | Commonwealth Bancshares Inc. (8/3/2021)

•
South State Corporation | Atlantic Capital Bancshares, Inc. (7/23/2021)

•
United Community Banks Inc. | Reliant Bancorp Inc. (7/14/2021)

•
Simmons First National Corp. | Landmark Community Bank (6/7/2021)

•
United Bankshares Inc. | Community Bankers Trust Corp (6/3/2021)

•
First Foundation Inc. | TGR Financial Inc. (6/3/2021)

•
First Bancorp | Select Bancorp Inc. (6/1/2021)

•
Stock Yards Bancorp Inc. | Kentucky Bancshares Inc. (1/27/2021)

•
United Community Banks Inc. | Three Shores Bancorp. Inc. (3/9/2020)

•
Heartland Financial USA Inc. | AIM Bancshares Inc. (2/11/2020)

•
Bus. First Bancshares Inc. | Pedestal Bancshares Inc. (1/22/2020)

•
United Bankshares Inc. | Carolina Financial Corp. (11/18/2019)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:
	Progress Financial Corporation	25th Percentile	Median	75th Percentile
Deal Value	$267.6	$185.5	$287.7	$365.4
Target Total Assets	$1,860	$1,243	$1,804	$2,480
Target TCE/TA	8.3%	9.3%	9.4%	10.1%
Target NPA/Assets	0.19%	0.32%	0.47%	0.62%
Target LTM ROAA	1.19%	0.96%	1.28%	1.41%
Target LTM ROAE	11.9%	9.8%	10.9%	12.9%
Target LTM Efficiency Ratio	64.6%	53.6%	57.0%	61.9%
Transaction Value / Tangible Book Value	168.5%	155.9%	167.6%	181.6%
Transaction Value / LTM Earnings(1)	13.6x	12.1x	14.0x	17.8x
Core Deposit Premium	7.4%	6.6%	8.7%	11.6%

Source:   S&P Global Market Intelligence, Company documents
Note:   Dollars in millions. LTM=Last Twelve Months. P/EPS multiples greater than 25.0x and less than 0.0x and Core Deposit Premiums less than 0% are considered non-meaningful for the purpose of this analysis.
(1)
LTM pre-tax earnings, tax effected at 21% effective rate.

Miscellaneous
The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.
In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Progress. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.
Stephens is serving as financial advisor to Progress in connection with the proposed merger and is entitled to receive a fee for such services equal to approximately 1.2% of the transaction value of the merger, a significant portion of which is contingent upon the consummation of the proposed merger. Stephens also received a $500,000 fee from Progress upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the proposed merger. Stephens would also be entitled to a fee under certain circumstances following a termination of the proposed merger. Progress has also agreed to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its opinion, and to reimburse Stephens for certain of its out-of-pocket expenses incurred in connection with the engagement.
The lead investment banker for Stephens serving as financial advisor to Progress owns an investment interest in the common stock of Progress. Stephens issues periodic research reports regarding the business and prospects of United, and Stephens makes a market in the stock of United. Stephens has not received any compensation from Progress or United during the two years preceding the date of the Opinion Letter. Stephens expects to pursue future investment banking services assignments with participants in the proposed merger transaction.
In the ordinary course of its business, Stephens and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the proposed merger.
Interests of Progress’ Directors and Executive Officers in the Merger
In the merger, the directors and executive officers of Progress will receive the same merger consideration for their Progress shares as the other Progress stockholders. In considering the recommendation of the Progress board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of Progress may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of Progress stockholders generally. The Progress board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that Progress stockholders vote in favor of approving the merger agreement. See “The Merger — Background of the Merger” and “The Merger — Progress’ Reasons for the Merger; Recommendation of the Progress Board of Directors.” Progress stockholders should take these interests into account in deciding whether to vote “FOR” the merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative below.
Entry into New Employment Agreement
David L. Nast (President and Chief Executive Officer of Progress) has entered into an employment agreement with United Community Bank for a term of three years (unless extended) commencing with the closing of the merger and pursuant to which he will serve as State President, Alabama and Florida Panhandle. He is entitled to an annual salary of $443,000 and is eligible to receive a discretionary performance bonus as determined by United Community Bank, with a target rate of 40% of base salary. He is also eligible to receive equity grants under United Community Bank’s stock option plans, and also will receive restricted stock units under its equity plan equal to $500,000 on the date of grant in accordance with the terms and conditions of such plan and with the vesting of such units if his employment continues through the second anniversary of the closing of the merger. He is also eligible to receive consideration for annual equity grants at a target rate of 25% of his base salary in accordance with the terms and conditions of the specified United Community Bank equity plan and the grant agreement for each such award. He is entitled to reimbursement of reasonable business expenses incurred, and he is eligible to participate in the medical, disability, life insurance and other plans applicable generally to employees of United Community Bank. The employment agreement includes certain termination provisions plus severance benefits if terminated by United Community Bank without “cause” or by him for “good reason” (as those terms are defined in the employment agreement). Generally, Mr. Nast is not entitled to any severance payment (other than accrued and unpaid compensation and vested equity rights) upon termination of employment if his employment is terminated by United Community Bank for “cause”, due to disability, or by him without “good reason” and, if his employment is terminated by United Community Bank without “cause” or he terminates his employment for “good reason”, he is entitled to receive his base salary for the remainder of the then three-year term (unless extended). The employment agreement also includes confidentiality provisions and provisions whereby he has agreed not to compete or solicit customers and employees for 12 months following his termination. In consideration for, and assuming his compliance with, these noncompete and nonsolicitation covenants and agreements, he will be entitled to cash payments in the amount of $33,333, $20,833, and $12,500 each month for the first, second, and third year, respectively, following his termination of employment.
Entry into Non-Compete Agreement
Dabsey Maxwell (Chief Financial Officer and Chief Operations Officer of Progress) has entered into a non-compete agreement with United Community Bank pursuant to which she has agreed that during her employment with United Community Bank and through the first anniversary of the effective date of the merger, she will not solicit customers or employees to or for a competing business within a 50-mile radius of an existing branch of United Community Bank located in the State of Alabama (the “Territory”) and shall not compete with United Community Bank by forming, serving as an organizer, director or officer of, or consultant to, or acquiring more than a 2% passive investment in, a depository institution or holding company therefor if such depository institution or holding company has one or more offices or branches located within the Territory. As consideration for the non-compete agreement, she will be paid (i) cash payments in the amount of $10,000 each month for one year after the effective date of the merger, (ii) cash payments in the amounts of the annual premiums payable to Protective Life Insurance Company that are due and payable on that certain term life insurance policy on her life, payable pursuant to the terms of that certain Split Dollar Agreement dated on or about September 5, 2008 for the 24 months immediately following the date her employment with United Community Bank terminates, and (iii) if she is eligible for COBRA and timely elects continuation of coverage, monthly cash payments in the amount equal to the monthly COBRA premium paid by her for COBRA premiums for her family coverage for 24 months or, if United Community Bank is not allowed to continue to provide COBRA beyond the expiration of the statutorily prescribed period, monthly cash payments in an amount equal to the monthly COBRA premium for coverage for her family for the portion of such 24-month period in excess of such statutorily prescribed period.
Existing Employment Agreements and Payments
Progress has entered into employment agreements with each of David L. Nast (President and Chief Executive Officer), Dabsey Maxwell (Chief Financial Officer and Chief Operations Officer), Lee Hoekenschnieder (Huntsville Market President and General Banking Executive), and J.E.P. Buchanan (Chief Credit Officer and Senior Lender), which provide for them to receive upon the closing of a change of control (which includes the merger) lump sums of approximately $2,882,337, $1,229,754, $883,605, and $1,192,488, respectively, regardless of their continuing employment status with United, assuming the executive officers’ base salaries remain unchanged from those in place as of May 2022 and the merger closes prior to December 31, 2022. In addition, Progress has entered into employment agreements with four additional employees, which provide for the payment to such employees of an aggregate total amount of $1,829,704 upon the closing of a change in control (which includes the merger). The employment agreements provide that, if any payments or benefits to be provided to the executive would constitute a parachute payment within the meaning of Section 280G of the Code and would otherwise be subject to excise tax under Section 4999 of the Code, the payments or benefits will be reduced to the extent necessary to avoid the payment or benefits being subject to excise tax under Section 4999 of the Code.

Settlement, Waiver and Release Agreements
Each of Messrs. Nast, Hoekenschnieder and Buchanan, and Ms. Maxwell, is expected to enter into a settlement, waiver, and release agreement, which we refer to collectively as the settlement agreements, with Progress and Progress Bank. The purpose of these agreements is to provide cash compensation to these officers in full and complete satisfaction of the obligations to the executives under their existing employment agreements with Progress Bank. An estimate of the amounts that would be payable in connection with the merger to each such officer pursuant to the settlement agreements is provided in the immediately preceding paragraph. In exchange for the payments under the settlement agreements, the officers will release and discharge Progress and Progress Bank, as well as United, from any and all claims, demands, and liabilities that they have ever had or may have against Progress and Progress Bank, or United or Progress’ and Progress Bank’s or United’s officers, directors, or employees, both known and unknown, including, but not limited to, any and all claims, demands, and liabilities based on employment or termination of the employment relationship. These officers will also agree not to file or consent to the filing of any lawsuit, complaint, or action against Progress and Progress Bank, or United, or Progress’ and Progress Bank’s or United’s respective officers, directors, or employees arising out of or in any way related to his or her employment or termination of his or her employment. Progress is expected to enter into similar settlement, waiver and release agreements with additional officers and employees who have employment agreements.
Stay Bonuses
United has also agreed to pay stay bonuses to certain employees of Progress mutually agreed upon by United and Progress following the completion of the merger. Each of Mr. Nast and Mr. Buchanan is expected to receive a cash retention award following the completion of the merger equal to $150,000, and Mr. Buchanan will also receive an equity retention award of restricted stock units equal to $87,500 (which restricted stock units are convertible into United common stock). Ms. Maxwell will receive a cash retention award in the amount of $50,000 if she is employed on the date that is the later to occur of the effective date of the merger or December 31, 2022.
Treatment of Progress Equity Awards
The merger agreement provides that outstanding and unvested restricted stock awarded by Progress pursuant to its equity plans will fully vest at the closing of the merger and automatically be converted into the right to receive the merger consideration. The merger agreement also provides that stock options awarded under the Progress equity plan will, at the election of the holders thereof, subject to a 25% cap on the total number of options cashed out as described in this proxy statement/prospectus, either (i) fully vest and be converted automatically into the right to receive a cash payment from Progress, or (ii) be substituted with options to acquire shares of United common stock based on the exchange ratio. The cash payment for an optionholder that has elected to be cashed out will be an amount equal to the product of (i) the excess, if any, of (A) the product of (1) 0.770, multiplied by (2) the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger, over (B) the exercise price of such option, multiplied by (ii) the number of shares of Progress common stock subject to such option.
The following table sets forth (i) the maximum amount of payments that could be made to the Progress and Progress Bank directors and executive officers for the options held by them, if each individual were to cash out all of the options held by him or her, and (ii) the value of the unvested restricted stock that will fully vest at the closing of the merger, in each case based on ownership information as of [•], 2022. For the purposes of the table, Progress has assumed that each individual elects to have his or her options cashed out at the merger closing, rather than assumed by United and converted into options to purchase shares of United common stock pursuant to the merger agreement and that the cap of cash-outs has not been exceeded or prorated. At this time, Progress does not know which of the officers listed below, if any, will elect to cash out all or a portion of their options.

Name of Individual	Number of Options	Average Exercise Price	Cash-Out Payments for Options(1)	Value of Unvested Restricted Shares(2)	Total
David L. Nast	57,000	$16.83	$386,930.00	$555,914.34	$942,844.34
Dabsey Maxwell	72,000	$15.10	$617,780.00	$293,601.51	$911,381.51
J.E.P. Buchanan	72,000	$15.10	$617,780.00	$293,601.51	$911,381.51
Lee R. Hoekenschnieder	72,000	$15.10	$617,780.00	$324,937.17	$942,717.17
Phillip W. “Trey” Bentley				$46,980.00	$46,980.00
Sheila B. Brown				$46,980.00	$46,980.00
Jim D. Caudle, Jr.				$46,980.00	$46,980.00
Elam P. Holley, Jr.				$46,980.00	$46,980.00
Eric W. Janssen				$46,980.00	$46,980.00
Bhavani Kakani				$46,980.00	$46,980.00
Kevin B. Kynerd				$46,980.00	$46,980.00
Charles A. “Chip” McCallum, III				$46,980.00	$46,980.00
Doug Ruggles				$46,980.00	$46,980.00
Brad Sklar				$46,980.00	$46,980.00
Charlie Vaughn				$46,980.00	$46,980.00
Larry C. Weaver				$46,980.00	$46,980.00
Total as a Group	273,000		$2,240,270.00	$2,031,814.53	$4,272,084.53

(1)
To calculate the cash-out amount of the stock options, we have assumed a value of the United common stock of $30.51, which was the average closing market price of a share of the United common stock over the first five business days following the public announcement of the merger on May 3, 2022. The $30.51 has then been multiplied by the 0.770 exchange ratio, to arrive at a value for each share of Progress common stock for which vesting is accelerated of $23.49. The cash payment for an optionholder that has elected to be cashed out is an amount equal to the product of (i) the excess, if any, of (A) the product of (1) 0.770, multiplied by (2) $30.51, the average closing sale price of United common stock on the first five full trading days immediately following the announcement of the merger, over [$23.49], over (B) the exercise price of such option, multiplied by (ii) the number of shares of Progress common stock subject to such option.

(2)
To calculate the value of the unvested restricted shares held by the applicable individuals, we have assumed a value of the United common stock of $30.51, which was the average closing market price of a share of the United common stock over the first five full trading days following the public announcement of the merger on May 3, 2022. The $30.51 has then been multiplied by the 0.770 exchange ratio, to arrive at a value for each share of Progress common stock for which vesting is accelerated of $23.49.

Indemnification and Insurance
As described under “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance,” for a period of six years after the effective time of the merger, United will indemnify and defend the present and former directors, officers and employees of Progress and its subsidiaries against claims pertaining to matters occurring at or prior to the closing of the merger to the fullest extent permitted by law. United also has agreed, for a period of no less than six years after the effective time of the merger, to provide coverage to present and former directors and officers of Progress pursuant to Progress’ existing directors’ and officers’ liability insurance. This insurance policy may be substituted, but must contain at least the same coverage and amounts, and contain terms no less advantageous than the coverage currently provided by Progress. In no event is Progress required to expend for the tail insurance an aggregate premium amount in excess of 300% of the current annual premiums paid by Progress for such insurance.

Board of Directors and Management of United Following the Merger
The directors of United immediately prior to the effective time of the merger, together with such additional persons as United may thereafter elect, will be directors of the combined company and will hold office in accordance with United’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. The officers of United immediately prior to the effective time of the merger, together with such additional persons as United may thereafter elect, will be officers of the combined company and will hold office in accordance with United’s bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer. Information regarding the current executive officers and directors of United is contained in documents filed by United with the SEC and incorporated by reference into this proxy statement/prospectus, including United’s Annual Report on Form 10-K for the year ended December 31, 2021 and its Definitive Proxy Statement on Schedule 14A for its 2022 annual meeting, filed with the SEC on April 6, 2022. See “Where You Can Find More Information.”
Public Trading Markets
The United common stock is listed for trading on NASDAQ under the symbol “UCBI,” and the Progress common stock is not quoted or listed on any exchange. Following the merger, shares of United common stock will continue to be traded on NASDAQ.
Under the merger agreement, United will cause the shares of United common stock to be issued or reserved for issuance in the merger, including with respect to Progress restricted stock awards and options, and to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither United nor Progress will be required to complete the merger if such shares are not authorized for listing on NASDAQ.
Appraisal Rights in the Merger
Holders of Progress common stock as of the record date are entitled to appraisal rights under the ABCL. Pursuant to Section 10A-2A-13.02 of the ABCL, a Progress stockholder who does not wish to accept the merger consideration to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his or her Progress shares (as determined immediately prior to the consummation of the merger), excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment. Under the terms of the merger agreement, if 5% or more of the outstanding Progress shares validly exercise their appraisal rights, then United will not be obligated to complete the merger.
In order to exercise appraisal rights, a dissenting Progress stockholder must strictly comply with the statutory procedures of Sections 10A-2A-13.01 through 10A-2A-13.40 of the ABCL, which are summarized below. A copy of the full text of those Sections is included as Annex C to this proxy statement/prospectus. Progress stockholders are urged to read Annex C in its entirety and to consult with their legal advisors. Each Progress stockholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Alabama law in any regard will cause a forfeiture of any appraisal rights. Progress stockholders who do not properly follow appraisal rights procedures will receive the merger consideration if the merger is effected.
Stockholders who elect to follow the procedures to dissent from the merger are referred to as dissenting stockholders.
Procedures for Exercising Dissenters’ Rights of Appraisal.   The following summary of Alabama law is qualified in its entirety by reference to the full text of the applicable provisions of the ABCL, a copy of which is included as Annex C to this proxy statement/prospectus.
A holder of Progress common stock electing to exercise dissenters’ rights (1) must deliver to Progress at 201 Williams Avenue, Huntsville, Alabama 35801, Attention: David L. Nast, before the vote at the Progress annual meeting, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated, and (2) must not vote in favor of the merger agreement. The requirement of this written notice is in addition to and separate from the requirement that such shares not be voted in favor of the merger agreement, and the requirement of written notice is not satisfied by voting against the merger agreement either in person or by proxy. The requirement that shares not be voted in favor of the merger agreement will be satisfied if no proxy card is returned or provided online and the shares are not voted in person. Because a properly executed and delivered proxy card which is left blank will, unless revoked, be voted “FOR” approval of the merger agreement, in order to be assured that his, her or its shares are not voted in favor of the merger agreement, the dissenting stockholders who vote by proxy must not leave the proxy card blank but must (1) vote “AGAINST” the approval of the merger agreement or (2) affirmatively “ABSTAIN” from voting. Neither a vote against approval of the merger agreement nor an abstention will satisfy the requirement that a written notice of intent to demand payment be delivered to Progress before the vote on the merger agreement.
A record stockholder may assert dissenters’ appraisal rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies Progress in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial stockholder may assert dissenters’ rights as to shares held on his or her behalf only if he or she submits to Progress the record stockholder’s written consent to the dissent prior to or contemporaneously with such assertion and he or she does so with respect to all shares of which he, she or it is the beneficial stockholder or over which he, she or it has the power to vote. Where no number of shares is expressly mentioned, the notice of intent to demand payment will be presumed to cover all shares held in the name of the record holder.
No later than ten days after the merger, United, as the continuing corporation of the merger, will send a written dissenters’ notice to each dissenting stockholder of Progress who did not vote in favor of the merger and who duly filed a written notice of intent to demand payment in accordance with the foregoing procedures. The dissenters’ notice will specify, among other things, the deadline by which time United must receive a payment demand from such dissenting stockholders, the deadline for depositing the dissenter’s shares and the location for such deposit, the deadline by which time a dissenting stockholder may withdraw from the appraisal process, and United’s estimate of the fair value of the stock, and will include a form for demanding payment. The deadline for demanding payment will be no fewer than 40 days and no more than 60 days after the date the dissenters’ notice is delivered. It is the obligation of any dissenting stockholder to initiate all necessary action to perfect his or her dissenters’ rights within the time periods prescribed in Article 13 of the ABCL and the dissenters’ notice. If no payment demand is timely received from a dissenting stockholder, all dissenters’ rights of said dissenting stockholder will be lost, notwithstanding any previously submitted written notice of intent to demand payment. Each dissenting stockholder who demands payment retains all other rights of a stockholder unless and until those rights are cancelled or modified by the merger. A dissenting stockholder who demands payment in accordance with the foregoing and does not withdraw from the appraisal process before the deadline set forth in the dissenters’ notice provided by United may not thereafter withdraw that demand and accept the terms offered under the merger agreement unless United consents thereto.
On or before the stock certificate delivery deadline, which may not be before the deadline for demanding formal payment, a dissenting stockholder who has made a demand must submit his or her share certificate or certificates to United. A stockholder’s failure to submit shares for notation will, at United’s option, terminate the holder’s rights as a dissenter, unless a court of competent jurisdiction determines otherwise.
Promptly after the merger, or upon receipt of a payment demand, United shall offer to pay each dissenting stockholder who complied with Article 13 of the ABCL the amount United estimates to be the fair value of such dissenting stockholder’s shares plus accrued interest. Each dissenting stockholder who agrees to accept the offer of payment in full satisfaction of his or her demand must surrender to United the certificate or certificates representing his or her shares in accordance with the terms of the dissenters’ notice. Upon receiving the certificate or certificates, United will pay each dissenting stockholder the fair value of his or her shares, plus accrued interest. Upon receiving payment, each dissenting stockholder ceases to have any interest in the shares.
Each dissenting stockholder who has made a payment demand may notify United in writing of his or her own estimate of the fair value of his or her shares plus interest, and demand payment of his or her estimate, or reject the offer made to such stockholder as described above and demand payment of the fair value of his or her shares and interest due, if: (1) the dissenting stockholder believes that the amount offered is less than the fair value of the shares or that the interest due is incorrectly calculated; or (2) United fails to make an offer as required by Article 13 of the ABCL within 60 days after the date set for demanding payment; provided, however, that a dissenting stockholder waives the right to demand payment different from that offered unless he or she notifies United of his or her demand in writing within 30 days after United offered payment for the shares.
If a demand for payment remains unsettled, United will commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the proceeding is not commenced within the 60-day period, each dissenting stockholder whose demand remains unsettled shall be entitled to receive the amount demanded plus interest. Such a proceeding will be filed in the Circuit Court of Madison County, Alabama. Each dissenting stockholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of the shares, plus accrued interest. The court’s finding may set a value above or below the value the stockholder believes is appropriate. Upon payment of the judgment and surrender to United of the certificate or certificates representing the judicially appraised shares, a dissenting stockholder will cease to have any interest in the shares. The Court may assess costs incurred in such a proceeding against United or may assess the costs against all or some of the dissenting stockholders, in amounts the court finds equitable, to the extent the Court finds that such dissenting stockholders acted arbitrarily, vexatiously or not in good faith in demanding payment different from that initially offered by United. The Court may also assess the reasonable fees and expenses of counsel and experts against United, if the Court finds that it did not substantially comply with its requirements regarding providing notice of dissenters’ rights and the procedures associated therewith under Article 13 of the ABCL or against either United or all or some of the dissenting stockholders if the Court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided in Article 13 of the ABCL. If the Court finds that services of counsel for any dissenter were of substantial benefit to other similarly situated dissenters, and that fees for such services should not be assessed against United, then the Court may award reasonable fees to such counsel that will be paid out of the amounts awarded to dissenters who benefited from such services.
BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF ALABAMA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, STOCKHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISORS.
Regulatory Approvals Required for the Merger
Completion of the merger is subject to the receipt of all approvals, consents and waivers required to complete the transactions contemplated by the merger agreement from applicable governmental and regulatory authorities, and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a condition or requirement that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. Subject to the terms and conditions of the merger agreement, United and Progress have agreed to use their reasonable best efforts and cooperate to promptly prepare and file, or cause to be prepare and filed, all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals. United and Progress have filed all necessary applications and notifications to obtain the required regulatory approvals, consents and waivers.
Federal Reserve Board
The transactions contemplated by the merger agreement require approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended, which we refer to as the BHC Act, unless the Federal Reserve Board waives that requirement. United does not intend to request such a waiver. The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act (12 U.S.C. § 1842(c)) and Section 225.13 of Regulation Y (12 C.F.R. § 225.13). These factors include the financial condition of the holding companies and banks involved and the future prospects of the combined organization (including consideration of the current and projected capital positions and the levels of indebtedness) and the managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as their record of compliance with laws and regulations). The Federal Reserve Board also considers the effectiveness of the applicant in combating money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
Federal Deposit Insurance Corporation
The prior approval of the FDIC will be required under the Bank Merger Act to merge Progress Bank with and into United Community Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger, (3) the convenience and needs of the community to be served and the record of the banks under the Community Reinvestment Act, which we refer to as the CRA, including their CRA ratings, (4) the banks’ effectiveness in combating money-laundering activities, and (5) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.
South Carolina Board of Financial Institutions and Alabama State Banking Department
To complete the merger, United Community Bank is required to submit an application to, and receive approval from, the SCBFI and the ASBD. The SCBFI and the ASBD will review the application to determine whether the merger and the bank merger comply with South Carolina law and Alabama law, respectively. The criteria considered by the SCBFI and the ASBD are similar to those considered by the Federal Reserve Board and the FDIC.
Public Notice and Comments
Furthermore, the BHC Act, the Bank Merger Act, the SCBFI, the ASBD, and applicable regulations require published notice of, and the opportunity for public comment on, these applications, and authorize the Federal Reserve Board and the FDIC to hold a public hearing or meeting if either agency determines that a hearing or meeting would be appropriate. The Federal Reserve Board, the FDIC, the SCBFI, and the ASBD take into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by these agencies.
Waiting Periods
Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice, which we refer to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the FDIC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including the Alabama State Banking Department and certain state insurance departments.

Based on information available to United and Progress as of the date hereof, United and Progress believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that United and Progress will be able to obtain all requisite regulatory approvals. However, neither United nor Progress can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, United’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.
Neither United nor Progress is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
The processing time for obtaining regulatory approvals for bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed bank merger. If there is an adverse development in either party’s regulatory standing, United may be required to withdraw some or all of the applications for approval of the proposed mergers and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

THE MERGER AGREEMENT
The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about United or Progress. Factual disclosures about United and Progress contained in this proxy statement/prospectus and/or in the public reports of United filed with the SEC (as described in the section entitled “Where You Can Find More Information” beginning on page [•]) may supplement, update or modify the disclosures about United contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for transactions of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in United’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any person as characterizations of the actual state of facts about United or Progress at the time they were made or otherwise.
Structure of the Merger
Each of the United board of directors and the Progress board of directors has approved the merger agreement. The merger agreement provides for the merger of Progress with and into United, with United continuing as the surviving corporation. Immediately following the completion of the merger, Progress Bank and Trust, an Alabama state-chartered bank and wholly-owned subsidiary of Progress, will merge with and into United Community Bank, a South Carolina state-chartered bank and wholly-owned subsidiary of United, with United Community Bank continuing as the surviving entity.
Merger Consideration
Each share of Progress common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.770 shares, which we refer to as the exchange ratio, of validly issued, fully paid and nonassessable shares of United common stock (except for treasury stock or shares owned by Progress or United, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by stockholders who properly exercise dissenters’ rights).
If the number of outstanding shares of United common stock or Progress common stock is increased, decreased, changed into, or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.
Fractional Shares
United will not issue any fractional shares of United common stock in the merger. Instead, a Progress stockholder who otherwise would have received a fraction of a share of United common stock will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger.
Governing Documents; Directors and Officers; Governance Matters
At the effective time, the United articles of incorporation and bylaws in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation until thereafter amended in accordance with applicable law, and the directors and officers of United as of immediately prior to the effective time will continue to serve as the directors of the surviving entity from and after the effective time.
Treatment of Progress Restricted Stock and Stock Options
Progress Restricted Stock
At the effective time, each outstanding Progress restricted stock award will vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each share of Progress common stock underlying such restricted stock award. The surviving corporation will issue the merger consideration in respect of Progress restricted stock awards within five business days following the closing date of the merger.
Progress Stock Options
Prior to the effective time, each holder of an option to acquire shares of Progress common stock, whether vested or unvested, will have the opportunity to enter into an option cash-out agreement with United, pursuant to which such holder’s option will be cancelled and converted automatically into the right to receive cash in an amount, which we refer to as the option cash-out amount, equal to the product of (i) the excess, if any, of (A) the product of (1) 0.770, multiplied by (2) the average closing sale price of United common stock on the five full trading days immediately preceding the closing date of the merger, over (B) the exercise price of such option, multiplied by (ii) the number of shares of Progress common stock subject to such option.
The number of options converted into a right to receive the option cash-out amount will not exceed 25% of the total number of options outstanding as of immediately prior to the effective, which we refer to as the option cash-out limit. If holders of options deliver option cash-out agreements that represent an aggregate number of options that exceeds the option cash-out limit, then immediately prior to the effective time, each option cash-out agreement will, without any further action on the part of the holder of the underlying options, be automatically amended to entitle such holder to (i) receive a cash payment equal to the product of (A) the option cash-out amount multiplied by (B) the quotient of (x) the option cash-out limit divided by (y) the total number of options subject to option cash-out agreements and (ii) retain and have assumed by United the options which are not converted into the right to receive a cash payment.
As of the effective time, each outstanding option other than any option cancelled in exchange for cash pursuant to the above, will be assumed by United. From and after the effective time, (i) each assumed option may be exercised solely for shares of United common stock, (ii) the number of shares of United common stock subject to such assumed option will be equal to (A) the number of shares of Progress common stock subject to such option immediately prior to the effective time multiplied by (B) 0.770 (rounded down to the nearest whole share), and (iii) the per share exercise price under each such option will be adjusted to equal the quotient of (x) the exercise price per share of such option immediately prior to the effective time divided by (y) 0.770 (rounded up to the nearest whole cent).
Closing and Effective Time of the Merger
The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived (subject to applicable law). Please see “— Conditions to Complete the Merger.”

The merger will become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Georgia and the articles of merger to be filed with the Secretary of State of the State of Alabama on the closing date of the merger. The closing of the transactions contemplated by the merger will occur on a date no later than 15 days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in the fourth quarter of 2022 subject to the receipt of Progress stockholder approval, regulatory approvals and other customary closing conditions, but neither United nor Progress can guarantee when or if the merger will be completed.
Conversion of Shares; Exchange of Certificates
The conversion of Progress common stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, an exchange agent designated by United and reasonably acceptable to Progress, which we refer to as the exchange agent, will exchange certificates representing shares of Progress common stock for the merger consideration to be received pursuant to the terms of the merger agreement.
Letter of Transmittal
As promptly as practicable after the completion of the merger, and in any event within five days thereafter, United will cause the exchange agent to mail to each holder of record of Progress common stock immediately prior to the effective time a letter of transmittal and instructions on how to surrender shares of Progress common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.
If a certificate for Progress common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by United, the posting of a bond in an amount as United may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.
After completion of the merger, there will be no further transfers on the stock transfer books of Progress of shares of Progress common stock that were issued and outstanding immediately prior to the effective time.
Withholding
United and the exchange agent will be entitled to deduct and withhold from any consideration payable under the merger agreement the amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to such person from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to United common stock will be paid to the holder of any unsurrendered certificates of Progress common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of United common stock that the shares of Progress common stock represented by such certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains customary representations and warranties of each of United and Progress relating to their respective businesses. The representations and warranties of each of United and Progress have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

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have been qualified by information set forth in confidential disclosure schedules in connection with signing the merger agreement, which information modifies, qualifies, and creates exceptions to the representations and warranties in the merger agreement;

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will not survive consummation of the merger;

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may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

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are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

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were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

The merger agreement contains representations and warranties made by each of United and Progress relating to a number of matters. With respect to Progress, these representations and warranties include the following:
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corporate matters, including due organization and qualification and subsidiaries;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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capitalization;

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financial statements, internal controls, and books and records;

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absence of undisclosed liabilities;

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absence of certain changes or events;

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compliance with applicable laws;

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legal proceedings;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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reports to regulatory authorities;

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tax matters;

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employee and employee benefit plan matters;

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certain material contracts;

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real property and title to assets;

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environmental matters;

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intellectual property;

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related-party transactions;

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loan matters;

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mortgage banking matters;

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allowance for loan losses;

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interest rate risk management instruments;

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deposits;

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investment securities;

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BSA, AML, OFAC, and CRA compliance;

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insurance matters;

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fiduciary and investment advisory activities;

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broker’s fees payable in connection with the merger and fairness opinion;

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inapplicability of takeover statutes;

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absence of action or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code; and

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the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

United’s representations and warranties in the merger agreement include the following:
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corporate matters, including due organization and qualification and subsidiaries;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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capitalization;

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required governmental and other regulatory filings and consents and approvals in connection with the merger;

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reports to regulatory authorities;

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legal proceedings;

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financial statements, internal controls, books and records, and SEC filings;

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broker’s fees payable in connection with the merger;

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compliance with applicable laws;

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tax matters;

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absence of certain changes or events; and

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the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

Certain representations and warranties of United and Progress are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to United, Progress, or the combined company, means a material adverse effect on (i) the business, assets, liabilities, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided, that for purposes of clause (i), “material adverse effect” does not include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental authorities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated by the merger agreement, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (F) the expenses incurred by United or Progress in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement or (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
Covenants and Agreements
Conduct of Progress’ Business Prior to the Completion of the Merger
Progress has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) maintain its existence under applicable law, (b) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with applicable law, and (c) use commercially reasonable efforts to maintain and preserve intact its business organization, employees, and business relationships.
Additionally, Progress has undertaken further covenants. Prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Progress may not, and Progress may not permit any of its subsidiaries to, without the prior written consent of United, undertake the following:
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amend its articles of incorporation or bylaws or comparable governing documents of its subsidiaries;

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adjust, split, combine, or reclassify any capital stock, or make, declare, or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, or otherwise acquire, any shares of its capital stock, except that Progress may pay its stockholders a dividend equal to the cumulative amount its stockholders would have received prior to closing if its stockholders were shareholders of United as of the record date for United’s dividend(s) beginning in the 2022 third fiscal quarter;

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sell, lease, transfer, mortgage, encumber, or otherwise dispose of any of its properties or assets or any business, other than in the ordinary course of business consistent with past practice or with respect to obsolete assets;

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acquire control over any other business or entity or otherwise make an investment in any other business, entity, or assets outside the ordinary course of business;

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incur any indebtedness for borrowed money, other than in the ordinary course of business in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve, and repurchase agreements;

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commence or settle any legal proceedings, with certain exceptions;

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make any change to its accounting methods, principles, or practices, except as required by accounting standards or law;

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except as required under any employee benefit plan, (i) increase the compensation or benefits payable to any current or former employee, officer, director or individual independent contractor, except for nonmaterial increases made in the ordinary course of business consistent with past practice, including specifically, but not limited to, in connection with the opening of new branches or offices, (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) establish, amend, or terminate any employee benefit plan or collective bargaining agreement (other than ordinary course amendments), or (iv) take any action to accelerate any employee payment or benefit;

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hire any new employees, with certain exceptions;

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grant any equity awards, issue any capital stock, issue or transfer any capital stock of subsidiaries, or enter into any agreement with respect to the sale or voting of its capital stock;

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make or change any tax election or fail to file any tax return when due;

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fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies;

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enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

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acquire or accept any brokered deposit having a maturity longer than one year, except in the ordinary course of business;

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file any application to establish, relocate, or terminate the operations of, any banking office

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materially restructure or change its investment securities portfolio or the manner in which the portfolio is classified or reported other than in the ordinary course of business and consistent with past practices;

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change in any material respect its credit policies and collateral eligibility requirements and standards;

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with certain exceptions, make, acquire, or issue a commitment for (i) any commercial real estate loan in a principal amount greater than $5,000,000, (ii) any residential loan to be retained in its loan portfolio in a principal amount greater than $1,500,000, or (iii) any commercial and industrial loan in a principal amount in excess of $4,000,000;

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extend additional funds to a loan qualified as “criticized,” except for protective advances and extensions of credit of up to $500,000;

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enter into, amend, or terminate any material contract, with certain exceptions;

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adopt a plan of complete or partial liquidation or dissolution;

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purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business, consistent with past practices and policies, and such actions are subject to certain other restrictions;

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take or knowingly fail to take any action that would prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

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take any action that is intended or likely to (i) result in the failure of any closing condition of the merger or to otherwise delay the consummation of the merger, or (ii) delay or affect the ability of Progress to obtain any regulatory approvals required to complete the merger;

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take or fail to take any action that would cause Progress’ representations and warranties in the merger agreement to be inaccurate in any material respect; or

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agree to take, make any commitment to take, or adopt any resolutions of the Progress board of directors or stockholders in support of, any of the actions prohibited by the merger agreement.

Conduct of United’s Business Prior to the Completion of the Merger
United has also agreed that prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, United may not, and United may not permit any of its subsidiaries to, without prior written consent of Progress, undertake the following:
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take or knowingly fail to take any action that would prevent, delay or impair United’s ability to consummate the merger or the other transactions contemplated by the merger agreement, prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code or result in any of United’s representations or warranties set forth in the merger agreement being untrue in any material respect at the effective time or in violation of any provision of the merger agreement;

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amend its organizational documents in a manner that would materially and adversely affect the economic benefits of the merger to the holders of Progress common stock;

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make, declare, or pay any extraordinary dividend or other distribution on United common stock;

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adjust, split, combine, or reclassify any of its capital stock;

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take any action or knowingly fail to take any action that is intended or is reasonably likely to prevent it from assuming Progress’ and its subsidiaries’ outstanding indebtedness;

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acquire, or enter into an agreement to acquire, any other depositary institution or credit union prior to the receipt of all regulatory approvals related to the mergers, in each case if doing so would reasonably be expected to result in a material delay in obtaining such regulatory approvals or consummating the merger;

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merge or consolidate with any other entity where United or United Community Bank is not the surviving entity, or sell or transfer all or substantially all of its or United Community Bank’s assets;

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make capital contribution to, or invest in, any other entity, that would reasonably be expected to prevent or materially delay or affect the consummation of the merger;

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adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution; or

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agree to take, make any commitment to take, or adopt any resolutions of the United board of directors or stockholders in support of, any of the actions prohibited by the merger agreement.

Regulatory Matters
United and Progress have agreed to cooperate and use their respective reasonable best efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions, and filings, to obtain as promptly as practicable all permits, consents, approvals, and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such government entities. However, in no event will United or Progress be required to take any action (and Progress will not be permitted to, without the prior written consent of United, take any action), or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals, and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger. United and Progress have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to promptly keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
Employee Benefit Matters
Following the effective time, United will use commercially reasonable efforts to: (i) waive all pre-existing conditions and waiting periods with respect to participation and coverage requirements under any employee benefit plans of United or its subsidiaries to the extent comparable benefits were or would have been covered under the Progress benefit plans, (ii) to the extent permissible by law, recognize any health or other welfare expenses incurred by Progress employees in the year that includes the closing date for purposes of employee benefit plans of United.
United has also agreed to pay severance payments to each Progress employee who is not hired by United or whose employment is terminated by United other than for cause during the 12-month period following the effective time, subject to the employee’s execution of a general release of claims, in an amount equal to two weeks of base salary for each 12 months of prior employment by Progress, subject to a minimum of eight weeks’ base salary and a maximum of 52 weeks of base salary and United shall provide reimbursement of any premiums for COBRA coverage for four months. United has also agreed to pay stay bonuses to certain employees of Progress mutually agreed upon by United and Progress following completion of the merger.
United shall adopt and assume all liabilities under the Progress Bank Survivor Benefit plan, including all participation agreements entered into thereunder, and United shall adopt and assume all liabilities under the Split Dollar Agreements entered into by Progress Bank.
Director and Officer Indemnification and Insurance
The merger agreement provides that following completion of the merger and for a period of six years thereafter, United and the surviving corporation each will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers, and employees of Progress and its subsidiaries (in their capacity as such) against any costs and liabilities, whether arising before or after the effective time, arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Progress or its subsidiaries, and pertaining to matters existing or occurring at or prior to the effective time, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement requires the surviving corporation to maintain, for a period of six years after completion of the merger, Progress’ existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of Progress and its subsidiaries arising from facts or events that occurred at or prior to the completion of the merger, subject to a maximum expendable amount equal to 300% of the current annual premiums paid by Progress. In lieu of the foregoing, the surviving corporation may obtain at or prior to the effective time a six-year “tail” policy under Progress’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of United common stock to be issued in the merger, access to information and Progress’ delivery of financial statements, public announcements with respect to the transactions contemplated by the merger agreement, and litigation in connection with the merger agreement.
Progress Stockholder Meeting
Progress has agreed to hold a meeting of its stockholders for the purpose of voting upon the approval of the merger agreement as soon as reasonably practicable and upon other related matters. Except to the extent that the Progress board of directors has made an adverse recommendation change, the Progress board of directors is required to take all commercially reasonable actions necessary in accordance with applicable laws and Progress’ governing documents to obtain from its stockholders the vote required to approve the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they approve the merger agreement and the transactions contemplated thereby.
Notwithstanding any Progress change in recommendation, unless the merger agreement has been terminated in accordance with its terms, Progress is required to convene a meeting of its stockholders and to submit the merger agreement to a vote of such stockholders.
United shareholders are not required to approve the merger agreement.
Agreement Not to Solicit Other Offers
Progress has agreed that it will not, and will cause its directors, officers, employees, advisors, representatives and affiliates not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal. For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any bona fide offer, proposal, or inquiry relating to, or any third-party indication of interest in, any (A) merger, consolidation, share exchange, tender offer, business combination, or similar transaction involving Progress, (B) sale or other disposition of 10% or more of the consolidated assets of Progress, (C) any recapitalization, restructuring, liquidation, dissolution or other similar transaction with respect to Progress, or (D) transaction which is similar in form, substance, or purpose to any of the transactions listed in (A)-(C) above.

However, in the event that prior to or after the approval of the merger agreement by Progress’ stockholders, Progress receives an unsolicited bona fide written acquisition proposal, and Progress’ board of director’s concludes in good faith that there is a reasonable likelihood that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal, it may, and may permit its officers and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would constitute, or would be reasonably likely to result in, a breach of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Progress enters into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between United and Progress. For purposes of the merger agreement, a “superior proposal” means any bona fide written acquisition proposal made by a third party, which, upon acceptance by Progress, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the acquisition proposal, on terms that Progress’ board of directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, (A) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Progress common stock or all, or substantially all, of the assets of Progress and its subsidiaries on a consolidated basis, and (B) would result in a transaction that (1) involves consideration to the Progress stockholders that is more favorable, from a financial point of view, than the consideration to be paid to the Progress stockholders pursuant to this agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated by the merger agreement, (2) is, in light of the other terms of such proposal, more favorable to the Progress stockholders than the merger and the other transactions contemplated by the merger agreement, and (3) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
Progress will immediately cease and cause to be terminated any activities, discussions, or negotiations conducted before the date of the merger agreement with any person other than United with respect to any acquisition proposal. Progress will promptly advise United following receipt of any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and will keep United apprised of any related developments, discussions, and negotiations on a current basis.
Adverse Recommendation Change
The Progress board of directors is required not to (i) fail to recommend to the Progress stockholders that they approve the merger agreement and the transactions contemplated thereby or fail to include such recommendation in this proxy statement/prospectus, (ii) change, qualify, withhold, withdraw, or modify, or publicly propose to change, qualify, withhold, withdraw, or modify, in a manner adverse to United, such recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (iv) adopt, approve, or recommend, or publicly propose to approve or recommend to the Progress stockholders, an acquisition proposal (each of the actions described in (i)  – (iv) being referred to as a Progress adverse recommendation change).
Notwithstanding the above, if the Progress board of directors concludes in good faith (and based upon the written advice of outside legal counsel and, with respect to financial matters, its financial advisor) that an acquisition proposal constitutes a superior proposal and that failure to accept such superior proposal would constitute, or would be reasonably likely to result in, a breach of its fiduciary obligations to the Progress stockholders, the Progress board of directors may at any time (prior to or after receipt of the Progress stockholder vote) adversely change its recommendation that the Progress stockholders approve the merger proposal; provided, however, that the Progress board of directors may not make such an adverse recommendation change unless (i) Progress has complied with its non-solicitation obligations under the merger agreement and (ii) (A) the Progress board of directors determines in good faith (after consultation with its outside counsel and its financial advisors) that such superior proposal has been made and has not been withdrawn and continues to be a superior proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by United; (B) Progress has given United at least four business days’ prior written notice of its intention to take such action, including information and documentation relating to the superior proposal; and (C) before making such adverse recommendation change, Progress has negotiated, and has caused its representatives to negotiate in good faith with United during such notice period to the extent United wishes to negotiate, to enable United to revise the terms of the merger agreement such that it would cause such superior proposal to no longer constitute a superior proposal. In the event of any material revisions to an acquisition proposal that could have an impact, influence, or other effect on the Progress board of directors’ decision or discussion with respect to whether such proposal is a superior proposal, Progress must deliver a new written notice to United and United will again have the four business day match right as set forth above.
Conditions to Complete the Merger
The respective obligations of each of United and Progress to complete the merger is subject to the satisfaction or waiver of the following conditions:
•
the approval of the merger agreement by Progress’ stockholders;

•
the authorization for listing on the NASDAQ of the United common stock to be issued upon the consummation of the merger;

•
the receipt and effectiveness of the requisite regulatory approvals contemplated by the merger agreement and the expiration of all statutory waiting periods in respect thereof, without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger;

•
the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order suspending the effectiveness of such registration statement (or any proceedings for that purpose initiated or threatened by the SEC and not withdrawn);

•
the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date of the merger agreement and as of the closing date of the merger, subject to the materiality standards provided in the merger agreement (and the receipt by such party of an officer’s certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger (and the receipt by such party of an officer’s certificate from the other party to such effect);

•
receipt by such party of a legal opinion to the effect that on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;

•
the holders of no more than five percent of the aggregate outstanding shares of Progress common stock having properly notified Progress of their intent to exercise appraisal rights; and

•
the absence of any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Progress since December 31, 2021.

United’s obligation to complete the merger is further subject to no more than five percent of the aggregate outstanding shares of Progress stock having properly notified Progress of their intent to exercise dissenters’ rights under applicable law.
Neither United nor Progress can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither United nor Progress has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to completion of the merger in the following circumstances:
•
by mutual written consent of United and Progress, if each of the United board of directors and the Progress board of directors determines to terminate the merger agreement by a vote of a majority of the members of its entire board; or

•
by either United or Progress:

•
if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or an application for any such regulatory approval is permanently withdrawn at the request of a governmental agency, or if the boards of directors of both Progress and United determine that obtaining any such regulatory approval would impose a materially burdensome condition on the surviving corporation;

•
if the approval by Progress stockholders of the merger proposal is not obtained;

•
if the merger has not been completed on or before April 30, 2023, which we refer to as the termination date, unless the failure of the merger to be consummated by the termination date is due to the material breach of the merger agreement by the party seeking to terminate or as a result of delays filing the Form S-4 by United that are not the fault of Progress;

•
if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date) (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or other agreement contained in the merger agreement); or

•
by United:

•
if, prior to the Progress stockholders’ meeting, (i) Progress has materially breached its obligations to call, give notice of, and hold the Progress stockholders meeting, (ii) the Progress board of directors has failed to recommend that Progress stockholders approve the merger proposal or has made an adverse recommendation change, (iii) the Progress board of directors has recommended or proposed (or publicly announced an intention to recommend or propose) to engage in an acquisition proposal; or

•
by Progress:

•
in order to enter into a superior proposal; or

•
if the price of the United common stock declines by more than 20% from $33.63 and the price of United common stock underperforms a bank stock index by more than 20% from $120.53, provided that United will have a right to increase the exchange ratio and/or make cash payments to the Progress stockholders to prevent these thresholds from being triggered in the event that Progress seeks to exercise this right.

Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (1) both United and Progress will remain liable for any liabilities or damages arising out of its material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to any payment of a termination fee and the confidential treatment of information.

Termination Fee
Progress will pay United a termination fee of $10,000,000 by wire transfer of immediately available funds, which we refer to as the termination fee, if the merger agreement is terminated in the following circumstances:
•
in the event that (i) after the date of the merger agreement, a bona fide acquisition proposal has been made known to Progress or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Progress and (ii) thereafter, the merger agreement is terminated (A) by either United or Progress because the merger has not been completed prior to the termination date (and Progress has not obtained stockholder approval of the merger proposal), (B) by United as a result of a breach of a representation, warranty, covenant or other agreement in the merger agreement by Progress related to non-solicitation or Progress’ recommendation to stockholders of the merger that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, or (C) by United or Progress because the approval of the merger proposal is not obtained, and (iii) prior to the date that is 12 months after the date of such termination, Progress enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal;

•
if, prior to the Progress stockholders’ meeting, (i) Progress has materially breached its obligations to call, give notice of, and hold the Progress stockholders meeting, (ii) the Progress board of directors has failed to recommend that Progress stockholders approve the merger proposal or has made an adverse recommendation change, (iii) the Progress board of directors has recommended or proposed (or publicly announced an intention to recommend or propose) to engage in an acquisition proposal; or

•
by Progress in order to enter into a superior proposal.

Expenses and Fees
All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended in writing by United and Progress at any time before or after the approval of the merger proposal, except that after approval of the merger proposal, there may not be any amendment of the merger agreement that reduces or modifies the consideration to be received by Progress stockholders.
At any time prior to the completion of the merger, United or Progress may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement.

ACCOUNTING TREATMENT
The merger will be accounted for as a purchase for financial reporting and accounting purposes under generally accepted accounting principles in the United States. After the merger, the results of operations of Progress will be included in the consolidated financial statements of United. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible and identified intangible assets of United acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under generally accepted accounting principles in the United States.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following is a general discussion of material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Progress common stock that exchange their shares of Progress common stock for shares of United common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
The following discussion applies only to holders of Progress common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; persons who are required to recognize income or gain with respect to the merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders who hold shares of Progress common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired Progress common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; holders who exercise appraisal rights; or holders who actually or constructively own more than 5% of Progress’ voting stock).
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Progress common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Progress common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Progress common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.
All holders of Progress common stock should consult their tax advisors regarding the specific tax consequences to them of the merger in light of their particular facts and circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws.
In General
It is a condition to the obligation of United to complete the merger that United receive an opinion from Nelson Mullins Riley & Scarborough LLP, counsel to United, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Progress to complete the merger that Progress receive an opinion from Maynard, Cooper & Gale P.C., counsel to Progress, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on customary assumptions and representations from United and Progress, as well as on certain covenants and undertakings by United and Progress. If any of the representations, assumptions, covenants or undertakings upon which those opinions are based is incorrect, incomplete, inaccurate or violated, the validity of the opinions may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus.
Neither of the opinions described above will be binding on the IRS or any court. United and Progress have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following is based on the receipt and accuracy of the above described opinions.
Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Progress Common Stock
The U.S. federal income tax consequences of the merger to U.S. holders of Progress common stock generally will be as follows:
•
a U.S. holder of Progress common stock generally will not recognize gain or loss upon the exchange of shares of Progress common stock for shares of United common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares of United common stock;

•
a U.S. holder of Progress common stock will have an aggregate tax basis in the United common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) equal to the aggregate adjusted tax basis in the shares of Progress common stock surrendered in the merger; and

•
a U.S. holder of Progress common stock will have a holding period for the shares of United common stock received in the merger (including any fractional share deemed received and redeemed for cash as described below) that includes the holding period of the shares of Progress common stock surrendered in the merger.

If a U.S. holder acquired different blocks of Progress common stock at different times or at different prices, the United common stock such holder receives will be allocated pro rata to each block of Progress common stock, and the basis and holding period of each block of United common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Progress common stock exchanged for such United common stock.
A U.S. holder of Progress common stock who receives cash in lieu of a fractional share of United common stock, generally will be treated as having received such fractional share of United common stock pursuant to the merger and then as having received cash in redemption of such fractional share of United common stock. Any such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in the fractional share of United common stock (as set forth above). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Progress common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of Progress common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Withholding
Payments of cash made pursuant to the merger to a U.S. holder of Progress common stock generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%).

To prevent backup withholding, U.S. holders of Progress common stock should provide the Exchange Agent with a properly completed IRS Form W-9. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s United States federal income tax liability if the required information is supplied to the IRS in a timely manner.
This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. All holders of Progress common stock should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PROGRESS
The following sets forth the beneficial ownership of Progress’ outstanding shares of common stock as of [May 4], 2022 by (i) each director and executive officer of Progress and Progress Bank, (ii) all directors and executive officers of Progress and Progress Bank as a group, and (iii) each person or entity who is known by Progress to beneficially own more than 5% of the outstanding shares of Progress common stock.
The percentage of beneficial ownership by class is calculated in relation to the 11,040,515 outstanding shares of Progress common stock. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares issuable pursuant to the exercise of stock options that are exercisable within 60 days of [May 4], 2022. Except as otherwise indicated, to Progress’ knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
Directors and Officers
	Common Stock
Name of Individual	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
Phillip W. “Trey” Bentley	139,111(1)	1.26%
Sheila B. Brown	46,492(2)	0.42%
Jim D. Caudle, Jr.	208,190(3)	1.89%
Lee R. Hoekenschnieder	274,471(4)	2.47%
Elam P. Holley, Jr.	201,009(5)	1.82%
Eric W. Janssen	159,776(6)	1.45%
Bhavani Kakani	238,373(7)	2.16%
Kevin B. Kynerd	108,660(8)	0.98%
Charles A. “Chip” McCallum, III	72,457(9)	0.66%
David L. Nast	362,585(10)	3.28%
Doug Ruggles	22,601(11)	0.20%
Brad Sklar	18,649(12)	0.17%
Charlie Vaughn	148,470(13)	1.34%
Larry C. Weaver	109,375(14)	0.99%
Non-Director Executive Officers:
Dabsey Maxwell	105,800(15)	0.95%
J.E.P. Buchanan	137,634(16)	1.24%
All directors and executive officers as a group (16 persons)	2,353,553	20.96%

(1)
Includes 15,233 shares held by Bentley Group. Excludes 2,000 unvested restricted shares.

(2)
Excludes 2,000 unvested restricted shares.

(3)
Excludes 2,000 unvested restricted shares.

(4)
Includes shares underlying options that are exercisable within 60 days and excludes 12,499 unvested restricted shares.

(5)
Includes 85,862 shares held jointly with spouse. Excludes 2,000 unvested restricted shares.

(6)
Excludes 2,000 unvested restricted shares.

(7)
Includes 136,998 shares held by a trust of which Ms. Kakani is the trustee. Excludes 2,000 unvested restricted shares.

(8)
Excludes 2,000 unvested restricted shares.

(9)
Excludes 2,000 unvested restricted shares.

(10)
Includes 29,600 shares underlying options that are exercisable within 60 days and excludes 23,666 unvested restricted shares.

(11)
Excludes 2,000 unvested restricted shares.

(12)
Excludes 2,000 unvested restricted shares.

(13)
Excludes 2,000 unvested restricted shares.

(14)
Excludes 2,000 unvested restricted shares.

(15)
Includes 52,300 shares underlying options that are exercisable within 60 days and excludes 12,499 unvested restricted shares.

(16)
Includes 52,300 shares underlying options that are exercisable within 60 days and excludes 12,499 unvested restricted shares.

DESCRIPTION OF CAPITAL STOCK OF UNITED
As a result of the merger, Progress stockholders who receive shares of United common stock in the merger will become shareholders of United. Your rights as a shareholder of United will be governed by the GBCC, the United articles of incorporation, and the United bylaws. The following briefly summarizes the material terms of United common stock that will be issued in connection with the merger. We urge you to read the applicable provisions of the GBCC, the United articles of incorporation, and the United bylaws. United’s articles of incorporation and bylaws are incorporated herein by reference and will be sent to shareholders of United and stockholders of Progress upon request. See “Where You Can Find More Information.”
United’s articles of incorporation authorize the issuance of 200,000,000 shares of common stock, 30,000,000 shares of non-voting common stock, and 10,000,000 shares of preferred stock, all with a par value of $1.00 per share.
Voting Rights
Subject to such voting rights, if any, of any preferred stock, all voting rights are vested in the holders of United common stock. Each holder of United common stock is entitled to one vote per share on any issue requiring a vote at any meeting. There are no cumulative voting rights in the election of directors.
Preemption
No holder of shares of any class of United’s capital stock has or will have any right, pre-emptive or other, to subscribe for or to purchase from United any of the shares of any class of United capital stock that may be issued or sold in the future.
Dividends
Subject to the preferential dividend rights, if any, of any non-voting common stock or preferred stock that might be issued, the holders of United common stock will be entitled to share equally in such dividends as United’s board of directors may declare on United’s common stock from sources legally available therefor. The determination and declaration of dividends is within the discretion of United’s board of directors.
Distributions
After distribution in full of any preferential amount to be distributed to the holders of any non-voting common stock or preferred stock that might be issued, holders of United common stock will be entitled to receive, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of United, all of United’s remaining assets of whatever kind available for distribution to United’s shareholders, after payment or provision for payment of all United’s debts and liabilities, ratably in proportion to the number of shares of United common stock held by them.
Classified Board
United’s board or directors is not classified and each member is elected annually. United’s articles of incorporation provide that directors can only be removed for cause and upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on such matter.
Assessment and Other Provisions
The outstanding shares of United’s common stock are and, upon payment of consideration payable therefor, any shares of common stock issued by United in the future, will be fully paid and nonassessable. United’s common stock does not have any conversion rights and is not subject to any redemption provisions. No shares of any class of United’s capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of United.
Issuance of Non-voting Common Stock
United’s non-voting common stock is issuable at any time, and from time to time, bearing such dividend, conversion, liquidation and other rights and preferences as United’s board of directors may determine. The non-voting common stock could be issued for any lawful corporate purpose without further action by United’s shareholders. The issuance of any non-voting common stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of non-voting common stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of United.
Issuance of Preferred Stock
United’s preferred stock is issuable at any time, and from time to time, in such amounts and series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as United’s board of directors may determine. The preferred stock could be issued for any lawful corporate purpose without further action by United’s shareholders. The issuance of any preferred stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of preferred stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of United.
Provisions in United’s Articles of Incorporation
United’s articles of incorporation contain certain other provisions that could impede or delay a change in control of United, including:
•
a provision that allows directors, in discharging their fiduciary duties, in addition to considering the effects of any action on United or its shareholders, to consider interests of United’s employees, customers, suppliers, and creditors, and the communities in which United’s offices or other establishments are located when considering an acquisition proposal;

•
a provision that requires, in addition to any affirmative vote required by law, and subject to the provisions of any series of preferred stock that may at the time be outstanding, the affirmative vote of the holders of not less than 75% of the outstanding shares of United’s common stock other than those beneficially owned (as defined in United’s articles of incorporation) by an Interested Shareholder (as defined in United’s articles of incorporation, but generally a person who owns 10% or more of the shares of United common stock) for the approval or authorization of any Business Combination (as defined in United’s articles of incorporation, but including transactions such as a merger or other acquisition) of United with such Interested Shareholder; provided, that the 75% voting requirement is not applicable if the Business Combination is approved by three-fourths of all members of United’s board of directors;

•
a provision that amendments to United’s articles of incorporation and certain provisions in United’s bylaws must be approved by a majority of the outstanding shares of United’s capital stock entitled to vote;

•
a provision that any special meeting of shareholders may be called only by United’s chairman, chief executive officer, president, chief financial officer, board of directors, or the holders of 25% of the outstanding shares of United’s capital stock entitled to vote; and

•
a provision establishing certain advance notice procedures for matters to be considered at an annual meeting of United’s shareholders.

COMPARISON OF SHAREHOLDERS’ AND STOCKHOLDERS’ RIGHTS
If the merger is completed, Progress stockholders will receive shares of United common stock in the merger. United is organized under the laws of the State of Georgia and Progress is organized under the laws of the State of Alabama. The following is a summary of the material differences between (1) the current rights of Progress stockholders under the Progress articles of incorporation and bylaws and (2) the current rights of United shareholders under the United articles of incorporation and bylaws.
United and Progress believe that this summary describes the material differences between the rights of United shareholders as of the date of this proxy statement/prospectus and the rights of Progress stockholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of United’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information.”
PROGRESS	UNITED
AUTHORIZED CAPITAL STOCK
Progress is authorized to issue up to (i) 20,000,000 shares of common stock, par value $1.00 per share. As of May 3, 2022, Progress had outstanding 11,040,515 shares of common stock.	United is authorized to issue up to (i) 200,000,000 shares of common stock, par value $1.00 per share, (ii) 30,000,000 shares of non-voting common stock, $1.00 par value per share, and (iii) 10,000,000 shares of preferred stock, $1.00 par value per share. As of May 3, 2022, there were 106,027,415 shares of United common stock outstanding, no shares of United non-voting common stock outstanding and 4,000 shares of United preferred stock outstanding.
VOTING LIMITATIONS
Each share of Progress common stock is entitled to one vote on each matter at every meeting of stockholders.	Each share of United common stock is entitled to one vote on each matter voted on at a meeting of United’s shareholders.
RIGHTS OF PREFERRED STOCK
Progress does not have any authorized shares of preferred stock.
United’s articles of incorporation provide that the United board of directors may issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
As of the date hereof, there were 4,000 shares of United preferred stock outstanding. The designations, powers, preferences, limitations, restrictions and relative rights of such preferred stock are set forth in United’s articles of incorporation.

PROGRESS	UNITED
SIZE OF BOARD OF DIRECTORS
Progress’ bylaws provide that the number of directors on Progress’ board of directors may range from 5 to 25 directors. The articles of incorporation provide that the board of directors may change the number of directors without shareholder approval, except that the board of directors may not increase or decrease by more than 30% the number of directors first approved by the shareholders. Progress’ board of directors is currently comprised of 14 directors.	United’s bylaws provide that the number of directors on United’s board of directors may range from eight to 14. The number of directors may be increased or decreased from time to time by the board of directors by resolution, but no decrease shall have the effect of shortening the term of an incumbent director. United’s board of directors is currently comprised of 11 directors.
CLASSES OF DIRECTORS
Pursuant to Progress articles of incorporation, the Progress board of directors is divided into three classes, as nearly equal in number as possible. Subject to Article IX of the articles of incorporation, should the number of directors not be equally divisible by three, the excess director or directors shall be assigned to Classes II or III as follows: (i) if there shall be an excess of one directorship over a number equally divisible by three, such extra directorship shall be classified as Class III; and (ii) if there be an excess of two directorships over a number equally divisible by three, one shall be classified as Class III and the other in Class II. Should the number of directors of Progress be reduced, the directorship(s) eliminated shall be allocated among classes as appropriate so that the number of directors in each class is as specified above.	United’s board of directors consists of one class. All directors serve a one-year term, expiring at the next annual meeting of shareholders or until their respective successors are duly elected and qualified.
REMOVAL OF DIRECTORS
Progress’ articles of incorporation provide that any director or the entire board of directors may be removed, at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose.	The articles of incorporation of United provide that directors may be removed only for cause and only upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on the removal.

PROGRESS	UNITED
FILLING VACANCIES ON THE BOARD OF DIRECTORS
Progress’ bylaws provide that a vacancy on the board of directors, including by reason of an increase in the number of directors, may be filled: (i) by the stockholders, whether resulting from an increase in the number of directors or otherwise; (ii) by the board of directors, except that the directors shall not have the power to fill a vacancy resulting from an increase in the number of directors by more than 30% of the number of directors last approved by the stockholders; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of the majority of the directors remaining, if it is one that the directors are authorized to fill. If there are no directors in office, the shareholders may hold a special meeting to elect directors.	United’s bylaws provide that a vacancy occurring in the board of directors for any reason may be filled for the unexpired term, unless the shareholders have elected a successor, by the affirmative vote of a majority of the remaining directors, whether or not the remaining directors constitute a quorum.
SPECIAL MEETINGS OF SHAREHOLDERS
Progress’ bylaws provide that special meetings may be called for any purpose or purposes at any time by the board of directors of Progress, or by a committee of the board of directors which has been duly designated by the board of directors by resolution with such power to call a special meeting.	United’s bylaws provide that special meetings may be called by the board of directors, the chairman of the board of directors, the chief executive officer, the president or the chief financial officer and by the holders of at least 25% of the shares entitled to vote on the matter to be considered at the special meeting.
QUORUM
Under Progress’ bylaws, a majority of the outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the stockholders, or a quorum may consist of such greater or lesser percentage as may be fixed by an amendment to the bylaws, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. If a quorum is present when the votes are cast, (i) the affirmative vote of the majority of the votes cast by the shares entitled to vote in the election of directors shall be the act of the shareholders in connection with any such election, and (ii) the affirmative vote of the majority of shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the articles of incorporation or ABCL require a greater vote.	Under United’s bylaws, except as otherwise provided by law or by United’s articles of incorporation, the holders of record of a majority of the shares of capital stock of United, issued and outstanding, entitled to vote at the meeting, present in person or by proxy shall constitute a quorum at a meeting of shareholders.

PROGRESS	UNITED
NOTICE OF SHAREHOLDER MEETINGS

Progress’ bylaws provide that written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting, shall be delivered not less than ten nor more than 60 days before the date of the meeting, to each stockholder of record entitled to vote at such meeting. The notice may be communicated in person, by telephone, teletype, telecopier, facsimile transmission, or other form of electronic communication, or by mail or private carrier.
United’s bylaws provide that written notice of the date, time and place of each annual and special meeting of United’s shareholders will be given no fewer than ten days nor more than 60 days before the meeting date to each shareholder of record entitled to vote at the meeting.
ADVANCE NOTICE OF SHAREHOLDER PROPOSALS
Progress’ bylaws do not require advance notice of business to be brought before an annual meeting by stockholders.	United’s bylaws provide that for business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary. To be timely, the notice must be delivered or mailed to and received at the principal offices of United on or before the later to occur of (i) 14 days prior to the annual meeting or (ii) five days after notice of the meeting is provided to the shareholders. A shareholder’s notice must set forth (i) a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting the business at the meeting; (ii) the name, as it appears on United’s books, and address of the shareholder proposing the business; (iii) the series or class and number of shares of United’s capital stock that are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the proposed business.
LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

Progress’ articles of incorporation provide that a director shall not be liable to Progress or its shareholders for money damages for any action taken, or any failure to take action, as a director, except for (i) the amount of financial benefit received by such director to which such director is not entitled; (ii) an intentional infliction of harm by such director on Progress or its shareholders; (iii) a violation of Section 10A-2A-8.32 of the ABCL; (iv) an intentional violation of such director of criminal law; (v) a breach of such director’s duty of loyalty to Progress or its shareholders; (vi) an assessment or penalty made pursuant to the Alabama Banking Code or Federal banking law. If the Alabama Business Corporation Law is amended to authorize the further elimination of limitation of liability of a director of a corporation, then the liability of a director of Progress shall be limited to the fullest extent permitted by the ABCL, as amended or any successor statute thereto.
United’s articles of incorporation provide that no director of United shall be personally liable to United or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the Georgia Business Corporation Code.

PROGRESS	UNITED
INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

Progress’ bylaws provide that Progress’ directors, officers, employees and agents (collectively, the “indemnitees”) will be indemnified against certain expenses actually and reasonably incurred by them in connection with their service to Progress if they are successful on the merits of a claim or proceeding and in certain other circumstances.
When a case or dispute is not ultimately determined on its merits (i.e., it is settled), the bylaws provide that Progress will indemnify the indemnitees when they meet the applicable standard of conduct, which requires that the indemnitee have acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of Progress. With respect to any criminal proceeding, the standard of conduct is met if the indemnitee also had no reasonable cause to believe that his conduct was unlawful. The termination of a proceeding upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the indemnitee did not meet the standard of conduct. Progress will not indemnify an indemnitee in connection with a proceeding by or in the right of Progress in which the indemnitee was adjudged liable to Progress. Whether the applicable standard of conduct has been met is determined by the Progress board of directors, a specially appointed committee of the board of directors, the shareholders or special legal counsel in each specific case.
Progress may pay expenses, including attorneys’ fees, incurred by an indemnitee in advance of the final disposition of a proceeding in certain circumstances. Progress’ bylaws also provide that the indemnification rights set forth therein are not exclusive of other indemnification rights to which an indemnitee may be entitled under any applicable law, agreement, vote of shareholders or disinterested directors or otherwise.
The bylaws provide that Progress may purchase and maintain insurance on behalf of any indemnitee against any liability asserted against such person and incurred by him in any such capacity, whether or not Progress would have had the power to indemnify him against such liability.

United’s bylaws require it to indemnify its directors, officers, employees, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct specified therein.
In addition, United’s bylaws require it to indemnify its directors, officers, employees, and agents for expenses actually and reasonably incurred in connection with legal actions or proceedings instituted by or in the right of United to procure a judgment in its favor, if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct set forth therein. However, United will not indemnify a director, officer, employee, or agent for such expenses if such person is adjudged liable to United, unless so ordered by the court in which the legal action or proceeding is brought.
A determination concerning whether or not the applicable standard of conduct has been met by a director, officer, employee, or agent seeking indemnification must be made by (1) a disinterested majority of the Board of Directors, (2) United’s legal counsel, if a quorum of disinterested directors is not obtainable or if the disinterested directors so order, or (3) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a director, officer, employee, or agent in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.
As provided under Georgia law, the liability of a director may not be eliminated or limited (1) for any appropriation, in violation of his duties, of any business opportunity of United, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for unlawful corporate distributions, or (4) for any transaction from which the director received an improper benefit.

PROGRESS	UNITED

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to United’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
United’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS
Pursuant to the ABCL, approval of amendments to the articles of incorporation that require stockholder approval, requires the approval of the stockholders at a meeting at which a quorum consisting of a majority of the votes entitled to be cast on the amendment exists. The bylaws may be amended by the board of directors at any special or regular meeting of the board of directors. The board of directors may not alter, amend, add to, or repeal any bylaw establishing what constitutes a quorum at meetings of the stockholders. The bylaws may also be amended by majority vote of the shareholders at any annual meeting or at special meeting if notice of such proposed action has been given to each stockholder.
United’s articles of incorporation specifically provide that any amendment or repeal of any provision of the articles of incorporation or Article II (Shareholders’ Meetings) or Article III (Board of Directors) of the bylaws requires the affirmative vote of holders of a majority of the shares of United’s capital stock then issued and outstanding and entitled to vote on such matters.
United’s bylaws provide that United’s board of directors may alter, amend or repeal United’s bylaws or adopt new bylaws, subject to the voting requirement included in United’s articles of incorporation. Any bylaws adopted by United’s board of directors may be altered, amended or repealed, and new bylaws adopted, by the shareholders of United.

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS
Progress’ bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, if evidenced by one or more written consents describing the action taken, and signed by all of the stockholders entitled to vote on the action. However, the ABCL currently provides that unless provided otherwise in the certificate of incorporation, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, and without prior notice, if one or more consents in writing setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares of stock entitled to vote on the action were present and voted.	United’s bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent (or consents) has been signed by the holders of outstanding United capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent must be given to those shareholders who have not consented in writing.

LEGAL MATTERS
The validity of the United common stock to be issued in connection with the merger will be passed upon for United by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for United by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina and for Progress by Maynard, Cooper & Gale P.C., Birmingham, Alabama.
EXPERTS
United
The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to United’s Annual Report on Form 10-K for the year ended December 31, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Progress
The consolidated financial statements of Progress as of December 31, 2021 and December 31, 2020 and for the years then ended included herewith have been audited by Mauldin & Jenkins, LLC, an independent auditor, and are included in reliance upon the reports of such auditor given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
United has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of United common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of United and a proxy statement for Progress stockholders. The registration statement, including this proxy statement/prospectus and the attached annexes, exhibits and schedules, contains additional relevant information about United and United common stock.
United also files reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, such as United, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by United with the SEC are also available at United’s website at www.ucbi.com. The web addresses of the SEC and United are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.
Progress is not subject to the informational reporting requirements of the Exchange Act. Therefore, Progress does not file and is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC or the FDIC. Progress Bank and Trust, a wholly-owned subsidiary of Progress, which we refer to as Progress Bank, does file unaudited, periodic reports of income and condition, or Call Reports, with the FDIC. Progress Bank’s Call Reports can be accessed through the Federal Financial Institutions Examination Council, or FFIEC’s, website (https://cdr.ffiec/gov/public/). Reference to the Call Reports is for informational purposes only, and such Call Reports are not incorporated by reference into this proxy statement/prospectus. Progress also makes available other information, including copies of prior years’ annual reports, through the investor relations section of its website (https://www.myprogressbank.com/About-Us/Investor-Relations/Shareholder-Audit-Reports). Information on such web site is not part of this proxy statement/prospectus.
The SEC allows United to incorporate by reference information in this proxy statement/prospectus. This means that United can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that United previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about United and its financial condition.
United SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2021
Quarterly Report on Form 10-Q	Quarter ended March 31, 2022
Current Reports on Form 8-K	Filed on January 3, 2022, January 19, 2022, April 19, 2022, May 4, 2022, and May 19, 2022 (other than the portions of those documents not deemed to be filed)
Definitive Proxy Statement on Schedule 14A	Filed April 6, 2022
United also incorporates by reference the description of United common stock contained as Exhibit 4.1 to United’s Annual Report on Form 10-K filed on February 25, 2022 with the SEC, including any amendment or report filed for the purpose of updating such description.
In addition, United incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Progress annual meeting, provided that United is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, United has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to United, and Progress has supplied all information contained in this proxy statement/prospectus relating to Progress.
Documents incorporated by reference are available from United without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from United at the following address and phone number:
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512
Attn: Investor Relations
Telephone: (706) 781-2265
Progress stockholders requesting documents must do so by [•], 2022 to receive them before the Progress annual meeting. Progress stockholders will not be charged for any of these documents that you request. If you request any incorporated documents from United, United will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.
Neither United nor Progress has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A
AGREEMENT AND PLAN OF MERGER
by and between
UNITED COMMUNITY BANKS, INC.
and
PROGRESS FINANCIAL CORPORATION
Dated as of May 3, 2022

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 3, 2022, is entered into by and between United Community Banks, Inc., a Georgia corporation (“Parent”), and Progress Financial Corporation, an Alabama corporation (the “Company”).
WITNESSETH:
WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, the Company be merged with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);
WHEREAS, the Board of Directors of the Company has determined that the Merger is in the best interests of the Company and its stockholders, and has unanimously adopted this Agreement and approved the execution, delivery, and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;
WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the stockholders of the Company approve this Agreement and to submit this Agreement to the stockholders of the Company (the “Company Stockholders”) for approval;
WHEREAS, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is adopted as a plan of reorganization for purposes of Section 354 and Section 361 of the Code;
WHEREAS, as a material inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the directors of the Company, in their respective capacities as stockholders, have entered into voting and support agreements with Parent, effective as of the date hereof (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”); and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the above and the mutual representations, warranties, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:
ARTICLE 1
THE MERGER
1.1   The Merger.   Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall be merged with and into Parent pursuant to and with the effect provided in the Alabama Business Corporation Law (the “ABCL”) and the Georgia Business Corporation Code (the “GBCC”). Parent shall be the Surviving Corporation resulting from the Merger and shall continue its corporate existence under the laws of the State of Georgia. Upon consummation of the Merger, the separate corporate existence of the Company shall cease.
1.2   Closing.   The closing of the Merger (the “Closing”) will occur by electronic exchange of documents at on a date which shall be no later than fifteen (15) days following the satisfaction or waiver (where legally permissible) of the latest to occur of the conditions set forth in Article 7 (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).
1.3   Effective Time.   The Merger shall become effective as set forth in the statement of merger to be filed with the Secretary of State of the State of Alabama (the “Alabama Statement of Merger”) and the articles of merger to be filed with the Secretary of State of the State of Georgia (the “Georgia Articles of Merger” and, together with the Alabama Statement of Merger, the “Articles of Merger”) on the Closing Date. The “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Alabama Statement of Merger and the Georgia Articles of Merger.

1.4   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the ABCL and the GBCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company shall become the debts, liabilities, and duties of the Surviving Corporation.
1.5   Conversion of Company Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, or the holder of any of the following securities:
(a)   Subject to Section 2.2(e), each share of common stock, $1.00 par value per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for Dissenting Shares, shall be converted into the right to receive 0.770 (the “Exchange Ratio”) validly issued, fully paid, and nonassessable shares (the “Merger Consideration”) of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”).
(b)   All of the shares of Company Common Stock converted into the right to receive Parent Common Stock pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.
(c)   Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised dissenters’ rights in respect of such shares (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s dissenters’ rights under applicable Law with respect to such shares) in accordance with Sections 10A-2A-13.01, et seq. (the “Appraisal Statutes”) shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with the Appraisal Statutes; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to dissent pursuant to the Appraisal Statutes, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Appraisal Statutes, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5(a), without interest thereon, upon surrender of such shares of Company Common Stock. The Company shall give prompt notice to Parent of any demands received by the Company from a record or beneficial holder of Company Common Stock for appraisal, of any withdrawals of such demands, and of any other documents or instruments received by the Company related to the foregoing, and Parent shall direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to any such appraisal demands.
1.6   Parent Common Stock.   At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.
1.7   Treatment of Company Equity Awards.
(a)   At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under the Progress Financial Corporation 2016 Equity Incentive Plan (the “Company Equity Plan”) that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. The Surviving Corporation shall issue the consideration described in this Section 1.7(a) (together with any accrued but unpaid dividends corresponding to the Company Restricted Stock Awards that vest in accordance with this Section 1.7(a)), within five (5) Business Days following the Closing Date.
(b)   Prior to the Effective Time, each holder of an option to acquire shares of Company Common Stock (each, a “Company Option” and hereinafter sometimes referred to together with the Company Restricted Stock Awards as the “Company Equity Awards”) issued pursuant to the Company Equity Plan, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall have the ability to deliver to Parent, at least five (5) days prior to the Closing Date, a Stock Option Cash-Out Agreement (an “Option Cash-Out Agreement”), which shall be in form and substance reasonably acceptable to Parent and Company, whereby such Company Option shall be cancelled and converted automatically into the right to receive a cash payment from Parent in an amount (the “Option Cash-Out Amount”) equal to the product of (i) the excess, if any, of (A) the product of (x) the Exchange Ratio, multiplied by (y) the average closing sale price (the “Parent Closing Price”) of Parent Common Stock on the five (5) full trading days immediately preceding the Closing Date as reported on the NASDAQ Global Select Market (“NASDAQ”), over (B) the exercise price of each such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option.
(c)   Notwithstanding Section 1.7(b), the number of Company Options converted into a right to receive the Option Cash-Out Amount shall not exceed twenty-five percent (25%) of the total number of Company Options outstanding as of immediately prior to the Effective Time (such number of Company Options, the “Option Cash-Out Limit”). If holders of Company Options deliver Option Cash-Out Agreements that represent an aggregate number of Company Options that exceeds the Option Cash-Out Limit, then immediately prior to the Effective Time, each Option Cash-Out Agreement shall, without any further action on the part of the holder of the underlying Company Options, be automatically amended to entitle such holder to (i) receive a cash payment from Parent equal to the product of (A) the Option Cash-Out Amount multiplied by (B) the quotient of (x) the Option Cash-Out Limit divided by (y) the total number of Company Options subject to Option Cash-Out Agreements and (ii) retain and have assumed by Parent pursuant to Section 1.7(d) the Company Options which are not converted into the right to receive a cash payment from Parent as a result of the number of Company Options subject to Option Cash-Out Agreements exceeding the Option Cash-Out Limit.
(d)   As of the Effective Time, each outstanding Company Option other than any Company Option cancelled in exchange for cash pursuant to Section 1.7(c), shall be assumed by Parent (each, an “Assumed Option”) substantially in accordance with the Company Equity Plan. From and after the Effective Time, (i) each Assumed Option may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to such Assumed Option shall be equal to (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio (rounded down to the nearest whole share), and (iii) the per share exercise price under each such Company Option shall be adjusted to equal the quotient of (x) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (y) the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the foregoing assumption shall be undertaken in a manner that, as to any stock option which is an “incentive option,” will not constitute a

“modification” as defined in Section 424 of the Code or, as to all other stock options, will not constitute a modification that would cause any stock option to violate Section 409A of the Code. Where the context so requires, all references to the Company (or an Affiliate or a predecessor of the Company) in the assumed Company Equity Plan and the applicable award agreements shall be deemed to be references to the Surviving Corporation and its Subsidiaries, as applicable, and all references to the Board of Directors of the Company or the compensation committee thereof shall be deemed to be references to the board of directors of the Surviving Corporation or the compensation committee thereof.
(e)   At or prior to the Effective Time, the Board of Directors of the Company or the compensation committee thereof, as applicable, shall adopt any resolutions and take any actions necessary to effectuate the provisions of this Section 1.7.
(f)   Parent shall adopt and maintain the Company Equity Plan in substantially the form as currently exists. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with the SEC with respect to the Company Equity Plan assumed by Parent and the shares of Parent Common Stock subject to the Assumed Options that were originally granted under such Company Equity Plan. Parent shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such Assumed Options remain outstanding.
1.8   Articles of Incorporation of Surviving Corporation.   The Articles of Incorporation of Parent in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.
1.9   Bylaws of Surviving Corporation.   The Bylaws of Parent in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.
1.10   Directors and Officers of Surviving Corporation.   The directors and officers of Parent as of immediately prior to the Effective Time shall continue to serve as the directors and officers of the Surviving Corporation from and after the Effective Time.
1.11   Bank Merger.   Immediately following the Merger, Progress Bank and Trust, an Alabama state-chartered bank and wholly-owned subsidiary of the Company (“Company Bank”), shall merge (the “Bank Merger”) with and into United Community Bank, a South Carolina state-chartered bank and wholly-owned subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately following the Effective Time. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in the form attached hereto as Exhibit A (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such articles of merger or statements of merger and such other documents and certificates as are necessary to cause the Bank Merger to become effective immediately following the Effective Time.
ARTICLE 2
EXCHANGE OF SHARES
2.1   Parent to Make Merger Consideration Available.   At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of holders of Certificates, for exchange in accordance with this Article 2, certificates or, at Parent’s option, evidence of shares in book-entry form (collectively referred to herein as “certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, and cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

2.2   Exchange of Shares.
(a)   As promptly as practicable after the Effective Time, but in no event later than five (5) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Parent Common Stock, and any cash in lieu of fractional shares, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article 1 and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article 2, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive, and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2. Parent shall provide a copy of the letter of transmittal to Company to review at least ten (10) Business Days prior to the Closing Date.
(b)   No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article 2. After the surrender of a Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate had been converted into the right to receive.
(c)   If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares as provided in this Article 2.
(e)   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) equal to the product of (i) the Parent Closing Price, multiplied by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.
(f)   Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholder of the Company that has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of the shares of Parent Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such former stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g)   Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made.
(h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the disclosure memorandum delivered by the Company to Parent concurrently herewith (the “Company Disclosure Memorandum”), the Company hereby represents and warrants to Parent as follows:
3.1   Organization, Standing, and Power.   The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Alabama and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (the “BHC Act”). Company Bank is an Alabama state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Alabama. Each of the Company and Company Bank has the corporate power and authority to carry on its business as presently conducted and to own, lease, and operate its properties. Each of the Company and Company Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of the properties it owns or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company. Company Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, and the deposits of Company Bank are insured by the FDIC to the fullest extent permitted by Law. True and complete copies of the Articles of Incorporation of the Company and the Bylaws of the Company, each as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.
3.2   Authority of the Company; No Conflicts.
(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Company Stockholder Vote all required consents and the Regulatory

Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of the Company, and the Board of Directors of the Company has adopted this Agreement. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company Stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Stockholder Vote”) and (ii) the adoption and approval of the Bank Merger Agreement by the Company as Company Bank’s sole stockholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Company’s Charter Documents or any resolution adopted by the Board of Directors or the stockholders of the Company or any Company Subsidiary, or (ii) except as set forth on Section 3.2(b) of the Company Disclosure Memorandum violate, conflict with, constitute or result in a default under, require any consent pursuant to, or result in the creation of any Lien on any asset or property of the Company or any of its Subsidiaries under, any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding (each, a “Contract”) or Permit of the Company or any of its Subsidiaries, or (iii) subject to receipt of the Regulatory Approvals, constitute or result in a default under, or require any consent pursuant to, any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets. As used in this Agreement, (A) the term “Permit” shall mean any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Authority of competent jurisdiction or pursuant to any Law, and (B) the term “Order” shall mean any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
(c)   Except for the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement. As used in this Agreement, the term “Regulatory Approvals” shall mean the (i) the filing of applications, filings and notices, as applicable, with the NASDAQ Global Select Market (“NASDAQ”) by Parent, (ii) the filing with the SEC of the Registration Statement (which will include the Proxy Statement/Prospectus) by Parent and the declaration of effectiveness of the Registration Statement by the SEC, (iii) the filing of the Articles of Merger, (iv) approval of the Federal Reserve, FDIC, South Carolina Board of Financial Institutions, Alabama State Banking Department, and any other regulatory agency which is required to consummate the transactions contemplated hereby (including the Bank Merger), and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ.
3.3   Capital Stock.
(a)   The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, (i) 11,040,515 shares are issued and outstanding (which number includes 171,315 shares of Company Common Stock subject to Company Restricted Stock Awards), (ii) 500,346 are held in treasury (which under the ABCL are considered authorized and unissued shares), and (iii) 1,201,850 shares are reserved for issuance upon the exercise of outstanding Company Options. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. No trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company Equity Awards, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except for the Voting and Support Agreements, there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. No Subsidiary of the Company owns any shares of Company Common Stock or other equity interests of the Company.
(b)   Section 3.3(b) of the Company Disclosure Memorandum sets forth a true and complete list of each Subsidiary of the Company. Except as set forth on Section 3.3(b) of the Company Disclosure Memorandum, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
(c)   Section 3.3(c) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award, and (iii) the grant date of each such Company Equity Award.
3.4   Financial Statements.
(a)   Copies of (i) the Company’s consolidated audited financial statements including the financial information of the Company as of December 31, 2021, 2020 and 2019 and the related statements of operations and changes in stockholders’ equity and cash flows for the years then ended (collectively, the “Audited Financial Statements”), and (ii) the Consolidated Reports of Condition and Income of Company Bank that were filed by Company Bank in 2021, 2020 and 2019 (collectively, the “Call Reports”) ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Parent. The balance sheet of the Company as of December 31, 2021 included in the 2021 Audited Financial Statements is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”
(b)   Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of the Company, at their dates and the results of operations and changes in stockholders’ equity of the Company for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. Except as set forth on Section 3.4(b) of the Company Disclosure Memorandum, all Call Reports required to be filed by Company Bank within the twenty-four (24) months preceding the date hereof have been filed on a timely basis. As of their respective filing dates, the Call Reports complied in all material respects with all statutes and applicable rules and regulations of any applicable governmental agency or body, as the case may be.
(c)   Except as set forth in the Financial Statements or on any schedules hereto, neither the Company nor any of its Subsidiaries is liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.
(d)   The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not be reasonably likely to have either individually or in the aggregate a Material Adverse Effect on the Company. The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and applicable Law. To the Company’s Knowledge, none of the Company, its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, has made any fraudulent entry on the books or records of the Company or any of its Subsidiaries. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries nor any director, senior executive officer, or auditor independent accountant of the Company or its Subsidiaries, has received written notice or otherwise obtained actual knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of the Company or any Subsidiary of the Company or their respective internal accounting controls.
(e)   The Company and its Subsidiaries have (i) implemented and at all times maintained disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.
3.5   Absence of Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (a) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (b) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement, (c) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (d) those liabilities and obligations, if any, set forth in Section 3.5 of the Company Disclosure Memorandum.
3.6   Absence of Certain Changes or Events.   From the Balance Sheet Date through the Closing Date, except as set forth on Section 3.6 of the Company Disclosure Memorandum, the Company and its Subsidiaries have operated in the ordinary course of business consistent with past practice, and there has not occurred any Material Adverse Effect with respect to the Company or its Subsidiaries. There has been no action taken by the Company or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Parent’s consent if the Company had been subject to Section 5.1 at such time except as set forth on Section 3.6 of the Company Disclosure Memorandum.
3.7   Compliance with Laws.
(a)   The Company and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Bureau of Consumer Financial Protection, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, fair lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.
(b)   The Company and each of its Subsidiaries hold, and have at all times since January 1, 2018 held, all licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the Company’s Knowledge, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.
(c)   None of the Company, any Subsidiary of the Company, or to the Company’s Knowledge any of their respective directors or officers, nor , employees, agents or other Persons acting at the direction of the Company or a Subsidiary of the Company has: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (ii) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.
(d)   Neither the Company nor any of its Subsidiaries is in default in any material respect under or in violation of any term or provision of (i) its certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, operating agreement, limited liability company agreement, or other organizational document (collectively, “Charter Documents”), (ii) any Material Contract, or (iii) any material Permit which it holds.
(e)   The Company has implemented one or more policies addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, fair lending policies, vendor risk management policies, policies related to compliance with the Foreign Corrupt Practices Act of 1977 and other material policies as may be required by any applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent. Such policies comply in all material respects with the requirements of any Laws applicable thereto.
3.8   Legal Proceedings.
(a)   Except as set forth on Section 3.8(a) of the Company Disclosure Memorandum, there is no legal, administrative, arbitral, or other proceeding, claim, action, or governmental or regulatory investigation of any nature (each, a “Proceeding”) pending or, to the Company’s Knowledge, threatened, either (i) against the Company or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(b)   Except as set forth on Section 3.8(b) of the Company Disclosure Memorandum, there is no Order either (i) outstanding against the Company or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(c)   To the Company’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against the Company or any of its Subsidiaries.
3.9   Regulatory Matters.   The Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2018 with (a) the Alabama State Banking Department, (b) the Federal Reserve, (c) the FDIC, (d) any state regulatory authority, (e) any self-regulatory organization, (f) any other applicable bank regulatory agencies, and (g) any other applicable Governmental Authority ((a)-(g), collectively, the “Regulatory Agencies”) and have paid all applicable fees, premiums and assessments due and payable thereto. Since January 1, 2018, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with applicable Law. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2018, has been ordered to pay any civil money penalty by, or since January 1, 2018, has been the recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Authority of any kind (each, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2018 by any Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority relating to the Company or any of its Subsidiaries. To the Company’s Knowledge, no Regulatory Agency or other Governmental Authority has initiated or has pending any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2018, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or other Governmental Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2018. The Company has no Knowledge of any fact or circumstance related to it that would materially impede or delay receipt of any required Regulatory Approvals. Notwithstanding the foregoing, in no event shall this Section 3.9 require any disclosure to be made (or other action taken) that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. 261.2(c) and as identified in 12 C.F.R. 309.5(g)(8)) of a Governmental Authority by any party to this Agreement where such disclosure is prohibited by applicable Law.
3.10   Tax Matters.
(a)   (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by the Company or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws; (ii) all Taxes due and owing by the Company or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised by a relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending or unresolved as of the date of this Agreement, or, if pending or unresolved, have been specifically identified by the Company to Parent and adequately reserved for in the Financial Statements. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.
(b)   No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or presently being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against the Company or any of its Subsidiaries. Section 3.10(b) of the Company Disclosure Memorandum lists all state and federal Tax Returns filed by the Company and its Subsidiaries for taxable periods ended on or after December 31, 2018, indicates those state and federal Tax Returns that have been audited and indicates those state and federal Tax Returns that currently are the subject of audit. Parent has received correct and complete copies of all material federal and state Tax Returns, or been provided access to correct and complete copies of all such Tax Returns, filed by the Company for taxable periods ended on or after December 31, 2018, and have received all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by the Company with respect to those taxable periods.
(c)   There are no Liens on the Company’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the Financial Statements.
(d)   Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)   To the Company’s Knowledge, the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(f)   Except as set forth on Section 3.10(f) of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is (or has been) a party to any Tax allocation, tax sharing, or tax indemnitee agreement. Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was the Company); or (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation, tax sharing, or tax indemnity agreement that is listed on Section 3.10(f) of the Company Disclosure Memorandum will be terminated as of the day of the Effective Time and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, the Company and its Subsidiaries shall have no further liability or claim under such Tax allocation, tax sharing, or tax indemnity agreements except as set forth in Section 3.10(f) of the Company Disclosure Memorandum.
(g)   Except as set forth on Section 3.10(g) of the Company Disclosure Memorandum, there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which the Company or any Subsidiary of the Company is a party and that could be treated as a partnership for federal income Tax purposes.
(h)   Neither the Company nor any Subsidiary of the Company has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.
(i)   No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.
(j)   Neither the Company nor any Subsidiary of the Company has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(k)   Neither the Company nor any Subsidiary of the Company is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(l)   Neither the Company nor any Subsidiary of the Company participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.
(m)   Neither the Company nor any Subsidiary of the Company has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2).
(n)   No gain recognition agreements have been entered into by either the Company or any Subsidiary of the Company, and, except as set forth on Section 3.10(n) of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the IRS (or any comparable ruling from any other taxing authority).
(o)   Neither the Company nor any Subsidiary of the Company is or has at any time been (i) a “controlled foreign corporation” as defined by Section 957 of the Code; (ii) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (iii) a “passive foreign investment company” nor has the Company or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Sections 1296 or 1297 of the Code.

(p)   The Company and each Subsidiary of the Company is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.
(q)   Except as set forth on Section 3.10(q) of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the payment of any amount for which a deduction would be disallowed by reason of Sections 280G (as determined without regard to Section 280G(b)(4)) (or any corresponding provision of state, local or non-U.S. Tax law), 162 (other than 162(a)), or 404 of the Code.
(r)   Neither the Company nor any Subsidiary of the Company has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time (i) pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the Merger, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the day of the Effective Time; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).
(s)   The Company and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. The Company’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representation.
(t)   All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) the Company or any Subsidiary of the Company and (ii) any other Person that is controlled directly or indirectly by the Company (within the meaning of Section 482 of the Code) were effected on arm’s-length terms and for fair market value consideration.
(u)   The unpaid Taxes of the Company and each Subsidiary (i) did not, as of the Balance Sheet Date exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and each Subsidiary of the Company in filing its Tax Returns. Since the Balance Sheet Date, neither the Company nor any Subsidiary of the Company has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
(v)   The Company operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).
(w)   The Company has made reasonable efforts to provide or make available to Parent all of the Company’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date including but not limited to all Tax opinions relating to and in the audit files of the Company or its Subsidiaries.
(x)   Neither the Company nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.
(y)   As used in this Agreement, (i) the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, and (ii) the term “Tax Return” means any return, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.
3.11   Labor Relations.
(a)   There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the Company’s Knowledge, threatened against or affecting the Company or its Subsidiaries. Neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or similar labor agreement. The Company and its Subsidiaries are, and have at all relevant times been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law. The Company and its Subsidiaries have not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to the Company or its Subsidiaries and, to the Company’s Knowledge, no such investigation is in progress.
(b)   Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of the Company or its Subsidiaries.
(c)   Except as set forth on Section 3.11(c) of the Company Disclosure Memorandum, neither the Company or its Subsidiaries is a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.
(d)   Section 3.11(d) of the Company Disclosure Memorandum sets forth a complete list of all employees of the Company and its Subsidiaries and their basic employment data (including, without limitation, with respect to each such employee, current salary or wage, total compensation for 2021 and date of hire). No individuals other than those set forth on Section 3.11(d) of the Company Disclosure Memorandum are deemed employees of the Company or its Subsidiaries.
(e)   None of the Company and its Subsidiaries has incurred any workers’ compensation liability outside of its ordinary course of business. The Company and each of its Subsidiaries have paid or accrued all current assessments under workers’ compensation legislation, and neither the Company nor any of its Subsidiaries has been subject to any special or penalty assessment under such legislation that has not been paid.
(f)   Except as set forth on Section 3.11(f) of the Company Disclosure Memorandum, there are no employment agreements, severance agreement or other employment arrangement to which the Company or a Subsidiary of the Company is a party.
(g)   Except as set forth on Section 3.11(g) of the Company Disclosure Memorandum, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between the Company or a Subsidiary of the Company and any current or former employee of the Company or a Subsidiary of the Company.
(h)   Except as set forth on Section 3.11(h) of the Company Disclosure Memorandum, to the Company’s Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any of current employees of the Company or its Subsidiaries and any third party.
3.12   Employee Benefit Plans.
(a)   Section 3.12(a) of the Company Disclosure Memorandum sets forth a true and complete list of each plan, policy, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and any trust or other funding medium relating thereto with respect to which the Company or any of its Affiliates has or may have any liability or whereby the Company and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, commissions, stock option or other equity-based compensation, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, vacation, paid-time off or sick leave, pension, retirement, health or insurance plans, policies, agreements, or arrangements (each, an “Employee Benefit Plan”). Only employees and former employees of the Company or its Subsidiaries (and their eligible dependents) participate in the Employee Benefit Plans. The Company has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (the “DOL”) or other Governmental Authority.
(b)   With respect to each Employee Benefit Plan, complete and correct copies of the following documents have been furnished to Parent: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such Employee Benefit Plan and, in the case of any Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three years, if applicable; (iv) Forms 1094 and 1095 for 2017, 2018, 2019, 2020, and 2021; (v) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (vi) current ERISA bonds; and (vii) all correspondence to and from the IRS, DOL, or any other Governmental Authority within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (v) above).
(c)   Except as set forth on Section 3.12(c) of the Company Disclosure Memorandum, with respect to each Employee Benefit Plan: (i) such Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to the Company’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by applicable Law or under the terms of any such Employee Benefit Plan or any Contract relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; (v) no penalty has been assessed, or is reasonably expected to be assessed, with respect to any Employee Benefit Plan by any Governmental Authority; and (vi) to the Company’s Knowledge, no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.
(d)   With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which the Company is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to the Company’s Knowledge, has revocation been threatened.
(e)   All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from the Company and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.
(f)   Each Employee Benefit Plan may be amended, terminated or otherwise modified by the Company in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to the Company, other than providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of the Company to so amend, terminate or otherwise modify such Employee Benefit Plan. Except as set forth on Section 3.12(f) of the Company Disclosure Memorandum, neither the Company nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth on Section 3.12(f) of the Company Disclosure Memorandum, each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a Person, other than the Company or the trustee of such plan.
(g)   Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder in all material respects. No stock option granted under any Employee Benefit Plan (i) has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such stock option was granted, or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties of Section 409A(a)(1) of the Code. Neither the Company nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any Tax imposed under Section 409A of the Code.
(h)   No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.
(i)   Except as set forth on Section 3.12(i) of the Company Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of the Company or any Subsidiary of the Company; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither the Company nor any Subsidiary of the Company has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.
(j)   Except as set forth on Section 3.12(j) of the Company Disclosure Memorandum, neither the Company, any Subsidiary of the Company nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. The Company and its Subsidiaries have at all times complied with COBRA in all material respects, and have maintained adequate records to evidence such compliance.
(k)   No Employee Benefit Plan is, and neither the Company nor any Affiliate thereof maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent under, a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither the Company nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. None of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). No Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither the Company nor any Affiliate thereof has ever contributed to or had an obligation to contribute to any such plan.
(l)   Section 3.12(l) of the Company Disclosure Memorandum sets forth a complete list of all severance and termination benefits with respect to which the Company or any Subsidiary of the Company has or will have any liability, under any Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.
(m)   The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.
(n)   No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(o)   Except as set forth on Section 3.12(o) of the Company Disclosure Memorandum, the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of the Company or any Affiliate thereof (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.
(p)   Except as set forth on Section 3.12(p) of the Company Disclosure Memorandum, no non-exempt reportable event within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither the Company nor any Affiliate thereof has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.
(q)   No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Sections 419 or 419A.
(r)   Neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
(s)   Each Employee Benefit Plan that covers current or former employees (including leased employees) of the Company or any of its Subsidiaries satisfies the requirements of the Patient Protection and Affordable Care Act (including any successor law) and the regulations and guidance issued thereunder, such that there is no reasonable expectation that any Tax or penalty could be imposed pursuant to such law that relates to such group health plan. No condition exists that could cause the Company or any of its Subsidiaries or Affiliates to have any liability for any assessable payment under Section 4980H of the Code. No event has occurred or condition exists that could subject the Company or any of its Subsidiaries or Affiliates to any liability on account of a violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or Section 4980D of the Code. The Company and each of its Subsidiaries have maintained records that are sufficient to satisfy the reporting requirements under Sections 6055 and 6056 of the Code, to the extent required, for all periods of time up to and through the Closing Date. Neither the Company nor any of its Subsidiaries or ERISA Affiliates has modified the employment or service terms of any employee or service provider for the purpose of excluding such employee or service provider from full-time status for purposes of the Patient Protection and Affordable Care Act.
(t)   Each individual who is classified by the Company or any Subsidiary as an independent contractor has been properly classified for purposes of participation in, and benefit accrual under, each Employee Benefit Plan.
3.13   Material Contracts.   Section 3.13 of the Company Disclosure Memorandum sets forth a list of each of the following Contracts of the Company (each, a “Material Contract”):
(a)   any lease of real property;
(b)   any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate annual payments or obligations of $150,000 or more;
(c)   any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of the Company or its Subsidiaries;
(d)   any partnership, joint venture or other similar Contract;
(e)   any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);
(f)   any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by the Company or its Subsidiaries for the borrowing of money or the deferred purchase price of property or its Subsidiaries (in either case, whether incurred, assumed, guaranteed or secured by any asset);
(g)   any Contract that creates future annual payments or obligations in excess of $150,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of sixty (60) days or less;
(h)   any naming rights, license, franchise or similar Contract;
(i)   any exclusive dealing or third-party referral agreement imposed on the Company or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of the Company or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons; and
(j)   any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of the Company or its Subsidiaries.
Except as set forth on Section 3.13 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of the Company to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of the Company or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the Company nor any of its Subsidiaries is in violation or breach of or default under any Material Contract in any material respect. To the Company’s Knowledge, no third party is in violation or breach of or default under any Material Contract in any material respect, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.
3.14   Title to Assets; Real Property.
(a)   Except as set forth on Section 3.14(a) of the Company Disclosure Memorandum, as of the date of this Agreement, the Company or one of its Subsidiaries has, and as of the Closing, the Company or one of its Subsidiaries will have good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected on the Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. Except as disclosed in Section 3.14(a) of the Company Disclosure Memorandum, all such properties and assets are in good operating condition and repair, ordinary wear and tear expected, and, in all material respects, are fit for the uses to which they are being put.
(b)   Section 3.14(b) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all real property owned by the Company or one of its Subsidiaries other than “real estate owned” (“OREO”) acquired as a result of debts previously contracted or exercising remedies under loans held by the Company or one of its Subsidiaries and which are not used for the operations of the Company (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Real Property”). The Company or one of its Subsidiaries has, and as of the Closing will have, good, marketable and insurable fee simple title interest in and to all Owned Real Property.
(c)   Section 3.14(c) of the Company Disclosure Memorandum sets forth a true, correct and complete list of all leases pursuant to which the Company or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Real Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms, subject to the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. Other than as set forth on Section 3.14(c) of the Company Disclosure Memorandum, there is not under any of the Leases: (i) any material default by the Company or its Subsidiaries or any circumstance which with notice or lapse of time, or both, would constitute a default; or (ii) to the Company’s Knowledge, any default or claim of default against any lessor to or lessee of the Company or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Section 3.14(c) of the Company Disclosure Memorandum and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. The Company has made available to Parent true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Section 3.14(c) of the Company Disclosure Memorandum, none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any Person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither the Company nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals. There are no pending or, to the Company’s Knowledge, threatened condemnation proceedings against the Real Property.
3.15   Environmental Matters.
(a)   Except as set forth on Section 3.15(a) of the Company Disclosure Memorandum, (i) no notice, notification, demand, request for information, citation, summons or order has been received by the Company or any of its Subsidiaries, no complaint has been filed against the Company or any of its Subsidiaries, no penalty has been assessed against the Company or any of its Subsidiaries, and no government investigation, private investigation, action, claim or suit, including by any third party, is pending or, to the Company’s Knowledge, is threatened against the Company or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) to the Company’s Knowledge, there is no reasonable basis for any notice, notification, demand, request for information, citation, summons, order, complaint, penalty, investigation, action, claim or suit referred to in subclause (i) above, (iii) the Company, each of its Subsidiaries, the Real Property and, to the Company’s Knowledge, all OREO are, and have been, in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iv) neither the Company nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (v) neither the Company nor any of its Subsidiaries is party to any agreement, Order, letter agreement, settlement agreement or memorandum of agreement that imposes any obligations under any Environmental Law. Each of the Company and its Subsidiaries has developed, incorporated into its policies and is undertaking commercially reasonable risk management procedures in connection with its origination and servicing of loans, including in the exercise of any rights in the event of a borrower default, so as to minimize any potential liability to the Company or any of its Subsidiaries under any Environmental Laws.
(b)   To the Company’s Knowledge, there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability, including liability to third parties, under applicable Environmental Laws.
(c)   No Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to the Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law.
(d)   The Company has delivered to Parent true and correct copies and results of any reports, studies, analyses, tests, communications or other monitoring documents in the possession, custody or control of the Company pertaining to Hazardous Substances at the Real Property, and to the Company’s Knowledge, all OREO, concerning compliance by the Company or any of its Subsidiaries with Environmental Laws.
(e)   As used in this Agreement, “Hazardous Substance” means (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, radon and polychlorinated biphenyls in concentrations or forms regulated by Environmental Law.
3.16   Intellectual Property.   Section 3.16 of the Company Disclosure Memorandum sets forth, as of the date of this Agreement, a list of all Intellectual Property rights that are material to the conduct of the business of the Company, as presently conducted. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. (a) (i) To the Company’s Knowledge, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no Person has asserted in writing to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (b) to the Company’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries, and (c) neither the Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries that is necessary to the conduct of business of the Company, as presently conducted. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.17   Related Party Transactions.   Except as set forth on Section 3.17 of the Company Disclosure Memorandum and normal reimbursements for business expenses made in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract with any director or executive officer of the Company or in which, to the Company’s Knowledge, any such person has a material interest.
3.18   Loans.
(a)   Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by the Company and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with all applicable Laws, (ii) has been made, entered into or acquired by the Company or one of its Subsidiaries in accordance with customary loan policies approved by the Company’s Board of Directors, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, the Company or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to the Company’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided, that the enforcement of each of (iii) and (v) above may be limited by the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity. None of the rights or remedies under the documentation relating to the Loans has been amended, modified, waived, subordinated or otherwise altered by the Company or its Subsidiaries, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to Parent and was entered into by the Company or a Subsidiary in good faith and in its ordinary course of business. For purposes of this Section 3.18(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.
(b)   The Company and its Subsidiaries have previously disclosed a complete and correct list of all Loans that, as of the Balance Sheet Date (i) are contractually past due ninety (90) days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Section 3.18(b) of the Company Disclosure Memorandum sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by the Company or its Subsidiaries as of the Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of the Company and each of its Subsidiaries have been made available to Parent.
(c)   Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, the Company’s underwriting and servicing standards in all material respects (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all applicable Laws in all material respects and applicable requirements of any government-sponsored enterprise program in all material respects. The Company and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.
(d)   Except as set forth on Section 3.18(d) of the Company Disclosure Memorandum, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of the Company or its Subsidiaries, as applicable.
(e)   The Company has made available to Parent true and correct copies of the loan files related to the Loans. Such files contain, in all material respects, all of the documents and instruments relating to such Loans.
(f)   All payments made on the Loans have been properly credited to the respective Loan.
(g)   Except as set forth in Section 3.18(g) of the Company Disclosure Memorandum, as to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and will remain in full force and effect following the Closing Date, in each case, without any further action by the Company or its Subsidiaries’ subject to the Company fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.

(h)   Section 3.18(h) of the Company Disclosure Memorandum sets forth a list of all Loans by the Company and its Subsidiaries to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of the Company on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all applicable Laws. Each Loan disclosed on Section 3.18(h) of the Company Disclosure Memorandum has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.
3.19   Mortgage Banking Business.   Except as set forth on Section 3.19 of the Company Disclosure Memorandum:
(a)   The Company and its Subsidiaries have complied in all material respects with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company and its Subsidiaries satisfied in all material respects, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company and its Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer, and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan.
(b)   No Agency, Loan Investor or Insurer has (i) claimed in writing that the Company or its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of the Company or its Subsidiaries or (iii) indicated in writing to the Company or its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or its Subsidiaries for poor performance, poor loan quality or concern with respect to the Company’s or its Subsidiaries’ compliance with laws.
(c)   As used in this Agreement, (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities, (ii) “Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by the Company or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan, and (iii) “Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.
3.20   Allowance for Loan Losses.   The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 6.12, as the case may be, were and will be established in accordance with the practices and experiences of the Company and its Subsidiaries and were and will be in accordance with the requirements of GAAP.
3.21   Interest Rate Risk Management Instruments.   Except as set forth on Section 3.21 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, derivative, hedge, foreign exchange or currency purchase or sale agreements, option agreements, futures and forward contracts or other similar derivative transactions and risk management arrangements or agreements. All instruments, agreements and arrangements set forth on Section 3.21 of the Company Disclosure Memorandum were entered into in the ordinary course of business consistent with past practice and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their, and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.22   Deposits.   The deposit accounts of Company Bank are insured by the FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of Company Bank, and Company Bank’s records accurately reflect such accrual of interest. Except as disclosed on Section 3.22 of the Company Disclosure Memorandum, the deposit accounts of Company Bank have been originated and in accordance with the terms of the respective governing documents and in compliance with all applicable Laws. Neither the Company nor Company Bank has received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Company Bank. There is no action by the FDIC to terminate Company Bank’s deposit insurance and Company Bank has not received any written claim or notice threatening action alleging any of the foregoing. Except as set forth on Section 3.22 of the Company Disclosure Memorandum, none of the deposits of Company Bank are “brokered deposits” as such term is defined in 12 C.F.R. 337.6(a)(2).
3.23   Investment Portfolio.   All investment securities held by the Company or its Subsidiaries, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by applicable bank regulatory agencies. Each of the Company and its Subsidiaries have good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements or in the Company Disclosure Memorandum and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of the Company or its Subsidiaries.
3.24   Bank Secrecy Act, Anti-Money Laundering and OFAC, and Customer Information.   The Company is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (a) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (b) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company or Company Bank pursuant to 12 C.F.R. Part 364. The Company is not aware of any facts or circumstances that would cause it to believe that any non-public customer information or information technology networks controlled by and material to the operation of the business of the Company and its Subsidiaries has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Board of Directors of the Company (or, where appropriate, the Board of Directors of any of the Company’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of

Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.
3.25   CRA Compliance.   Company Bank is “well capitalized” (as that term is defined at 12 C.F.R. 325.103) and its most recent examination rating under the Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To the Company’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Company Bank to receive any notice of non-compliance with such provisions of the CRA or cause Company Bank’s CRA rating to decrease below the “satisfactory” level. To the Company’s Knowledge, there is no reason that the Company’s CRA rating would result in the Regulatory Approvals being denied or delayed.
3.26   Insurance.   Each of the Company and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of the Company reasonably has determined to be prudent and customary with respect to their businesses, properties and assets by insurers of recognized financial responsibility. The Company maintains directors’ and officers’ liability insurance and fiduciary liability insurance. Section 3.26 of the Company Disclosure Memorandum sets forth (a) a list of all insurance policies maintained with respect to the business and assets of the Company and its Subsidiaries, (b) all coverage limits, premiums and costs with respect to such insurance policies, and (c) all claims made under such insurance policies since December 31, 2018, the underlying incidents and dates of such claims, the insurance proceeds recovered with respect to such claims, the retention and deductibles with respect to such claims. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and does not have any reason to believe that it will not be able to renew existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would be materially higher than existing insurance coverage. All insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, there has been no lapse in coverage during the term of such policies, all premiums due and payable thereon have been paid, the Company and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. There is no claim pending under any such policies with a respect to the Company or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.
3.27   Fiduciary Activities.
(a)   The Company and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. Since January 1, 2018 none of the Company, any of its Subsidiaries, or any director, officer, or employee of any of them has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects. All books and records primarily related to the trust or wealth management businesses of the Company and its Subsidiaries include documented risk profiles signed by each customer. Since January 1, 2018, none of the Company or any of its Subsidiaries has been, and none are currently, engaged in any dispute with, or subject to any claims by, any trust or wealth management customer for breach of fiduciary duty or otherwise in connection with any such account.
(b)   Each trust or wealth management customer of the Company or any of its Subsidiaries has been in all material respects originated and serviced (a) in conformity with the applicable policies of the Company and its Subsidiaries, (b) in accordance with the terms of any applicable contract governing the relationship with such customer, (c) in accordance received from such customer and its authorized representatives and authorized signers, (d) consistent with such customer’s risk profile, and (e) in compliance with all applicable Laws and the Company’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder. Each contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries has been duly and validly executed and delivered by the Company and/or each such Subsidiary and, to the Company’s Knowledge, the other party(ies) thereto, each such contract constitutes a valid and binding obligation of the parties thereto (except as such enforceability may be limited by the Enforceability Exceptions), and the Company, its Subsidiaries, and the other party(ies)

thereto have duly performed in all material respects their respective obligations thereunder, and the Company and its Subsidiaries and, to the Company’s Knowledge, such other contracting parties are in compliance with each of the terms thereof.
(c)   No contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to the Company or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.
3.28   Investment Advisory, Insurance and Broker-Dealer Matters.
(a)   No Subsidiary of the Company provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) that require it to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.
(b)   No Subsidiary of the Company conducts insurance operations that require it to be registered with any state insurance regulatory authorities.
(c)   No Subsidiary of the Company conducts broker-dealer activities that require it to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act.
3.29   Brokers; Fairness Opinion.   With the exception of the engagement of Stephens Inc. (the “Company Financial Advisor”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Bank Merger Agreement based upon arrangements made by or on behalf of the Company or Company Bank. The aggregate fees provided for in connection with the engagement of the Company Financial Advisor related to the Merger and the other transactions contemplated under this Agreement, including the Bank Merger have been disclosed to the Parent or are set forth in the Company Disclosure Memorandum. The Board of Directors of the Company has received the opinion of the Company Financial Advisor to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration or Exchange Ratio, as the case may be, is fair, from a financial point of view, to the holders of Company Common Stock.
3.30   State Takeover Laws.   The Company and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “stockholder protection,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Alabama to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. The Company and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions.
3.31   Accuracy of Information.   No representations or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including, but not limited to the Company Disclosure Memorandum, furnished to Parent pursuant to the provisions hereof contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which such statements were made, not misleading. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the prospectus in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement, and the proxy statement of the Company relating to the Company Stockholders’ Meeting, including any amendments or supplements thereto (the “Proxy Statement/Prospectus”), on the date it (or any amendment or supplement thereto) is first mailed to the Company Stockholders or at the time of the Company Stockholders’ Meeting, (b) the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to this Agreement (including any amendments or supplements thereto, the “Registration Statement”), when filed with the SEC and when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of the Company incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent for inclusion in the Proxy Statement/Prospectus or the Registration Statement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as disclosed in the disclosure memorandum delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Memorandum”), Parent hereby represents and warrants to the Company as follows:
4.1   Organization, Standing, and Power.   Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Georgia and is a bank holding company duly registered under the BHC Act. Parent Bank is a South Carolina state-chartered bank duly organized, validly existing and in good standing under the laws of the State of South Carolina. Each of Parent and Parent Bank has the corporate power and authority to carry on its business as presently conducted and to own, lease, and operate its properties. Each of Parent and Parent Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of the properties it owns or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, and the deposits of Parent Bank are insured by the FDIC to the fullest extent permitted by Law.
4.2   Authority of Parent; No Conflicts.
(a)   Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of Parent, and the Board of Directors of Parent has adopted this Agreement. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(b)   Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Parent’s Articles of Incorporation or Bylaws, or (ii) violate, conflict with, constitute or result in a default under, require any consent pursuant to, or result in the creation of any Lien on any asset or property of Parent or any of its Subsidiaries under, any Contract or Permit of Parent or any of its Subsidiaries, or (iii) subject to receipt of the Regulatory Approvals, constitute or result in a default under, or require any consent pursuant to, any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties or assets.
(c)   Except for the Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Parent of the Merger and the other transactions contemplated by this Agreement. Parent has no Knowledge of any fact or circumstance related to it that would materially impede or delay receipt of any required Regulatory Approvals.
4.3   Capitalization.   The authorized capital stock of Parent consists of (a) 200,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, (i) 106,027,415 shares are issued and outstanding, (ii) zero shares are held in treasury, and (iii) 69,902 shares are reserved for issuance upon the exercise of outstanding stock options of Parent, (b) 30,000,000 shares of non-voting common stock, $1.00 par value per share, of which, as of the date of this Agreement, none have been issued, and (c) 10,000,000 shares of preferred stock, $1.00 par value per share, of which, as of the date of this Agreement, (i) 4,000 shares are issued and outstanding, and (ii) zero shares are held in treasury. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Parent Common Stock to be issued in exchange for Company Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be registered under the Securities Act and will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive rights. All shares of Parent Common Stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities laws. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue the Merger Consideration as contemplated in this Agreement. No holder of capital stock of Parent will have dissenters’ rights with respect to any of the transactions contemplated by this Agreement. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Parent is not aware of any circumstances that would prevent shares of Parent Common Stock to be issued pursuant to this Agreement from being authorized for listing on the NASDAQ.
4.4   Regulatory Matters.   Parent has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2018 with any Regulatory Agency, and has paid all applicable fees, premiums and assessments due and payable thereto. Since January 1, 2018, each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with applicable Law. No Regulatory Agency or other Governmental Authority has initiated or has pending any public formal or public informal order or enforcement action regarding the business, disclosures or operations of Parent. Neither the Parent nor any of its Subsidiaries is subject to any cease-and-desist or other public formal or public informal order or public action issued by, or is a party to any public written agreement, public consent agreement, public operating agreement or public memorandum of understanding with any Regulatory Agency, or since January 1, 2018, has been ordered to pay any civil money penalty by any Regulatory Agency. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Parent. Parent is not aware of any reason why it would not receive all Regulatory Approvals on a timely basis without undue delay.
4.5   Litigation; Orders.
(a)   There is no material Proceeding pending or, to Parent’s Knowledge, threatened either (i) against Parent or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
(b)   There is no Order either (i) outstanding against Parent or any of its Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement.
4.6   SEC Filings; Financial Statements.
(a)   Parent has timely filed (or furnished as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished as applicable) with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2018 (collectively, the “Parent SEC Filings”), and an accurate and complete copy of each Parent SEC Filing is publicly available. Each Parent SEC Filing, as amended or supplemented if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent SEC Filings.
(b)   Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated, and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position of Parent, at their dates and the results of operations, cash flows and changes in shareholders’ equity of Parent, and consolidated financial position of Parent and its Subsidiaries for the periods indicated, and have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods covered thereby.
(c)   Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15f under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent maintains effective disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required under the Exchange Act.
(d)   Since January 1, 2021, (i) neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any director, executive officer, auditor, accountant, or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material compliant, allegation, assertion, or claim, whether written or, to the Knowledge of Parent, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs, or accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or auditing practices, and (ii) no attorney representing Parent or its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees, or agents to the board of directors of Parent or any committee thereof or to the Knowledge of Parent, to any director or officer of Parent.
(e)   Neither Parent nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.
4.7   Brokers and Finders.   With the exception of the engagement of Piper Sandler & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.
4.8   Ownership of Company Common Stock.   Neither Parent nor any of its Subsidiaries has owned more than ten percent (10%) of the outstanding shares of Company Common Stock at any time during the past three (3) calendar years.
4.9   Compliance with Laws.
(a)   Parent and each of its Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Laws and Orders, including, but not limited to, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Bureau of Consumer Financial Protection, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b)   Parent and each of its Subsidiaries hold, and have at all times since January 1, 2018 held, all material licenses, franchises, Permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to Parent’s Knowledge, no suspension or cancellation of any such necessary license, franchise, Permit or authorization is threatened.
(c)   None of Parent, any Subsidiary of the Parent or any of their respective directors or officers, nor, to Parent’s Knowledge, employees, agents or other Persons acting at the direction of Parent or a Subsidiary of Parent has: (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (ii) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.
(d)   Neither Parent nor any of its Subsidiaries is in default under or in violation in any material respect of any term or provision of its Charter Documents or any Parent Material Contract. For purposes of this Agreement, “Parent Material Contract” means any “material contract” of Parent as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC.
4.10   Taxes.   Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return. All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid. Each of Parent and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Parent or its Subsidiaries or the assets of Parent and its Subsidiaries. There are no Liens for material Taxes (except Taxes not yet due and payable or Taxes being contested in good faith) on any of the assets of Parent or any of its Subsidiaries. Neither Parent nor its Subsidiaries have participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
4.11   Absence of Certain Changes or Events.   Since December 31, 2021, no event or events have occurred that have had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Since December 31, 2021, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.
ARTICLE 5
CONDUCT OF BUSINESS PENDING CONSUMMATION
5.1   Conduct of Business by the Company.   During the period from the date of this Agreement to the Closing Date, except (a) as otherwise expressly contemplated or permitted by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Memorandum, or (c) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each of its Subsidiaries to, (i) maintain its existence under applicable Law, (ii) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with applicable Law, and (iii) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the generality of the foregoing, the Company covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or applicable Law, or as set forth in Section 5.1 of the Company Disclosure Memorandum, the

Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(a)   amend its Charter Documents;
(b)   adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities, provided that prior to closing, the Company shall be permitted, without the consent of Parent, to pay its shareholders a dividend equal to the cumulative, aggregate amount its shareholders would have received prior to closing if the Company’s shareholders were shareholders of record of Parent as of the record date for Parent’s dividend(s) beginning in the 2022 third fiscal quarter;
(c)   sell, lease, renew or terminate the lease of, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, other than (i) as contemplated by this Agreement, (ii) in the ordinary course of business, (iii) or obsolete or written off assets;
(d)   (i) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or (ii) make any other investment either by purchase of stock or equity securities other than securities held in the Company’s investment securities or derivatives portfolio, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of the Company;
(e)   incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, other than, in each case to the extent incurred in the ordinary course of business, indebtedness in respect of deposit liabilities, federal funds, borrowings from the Federal Reserve and repurchase agreements;
(f)   commence any material Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case whether commenced by or pending or threatened against the Company, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (i) is for an amount not to exceed accruals therefor reflected in the Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (ii) reasonably would not be expected to prohibit or restrict the Company or its Subsidiaries from operating its business in the ordinary course;
(g)   make any change to its accounting methods, principles or practices, except as required by GAAP or applicable Law;
(h)   except as required under any Employee Benefit Plan, (i) increase the compensation, severance, benefits, change of control payments or any other amounts payable to its present or former officers, employees or directors, other than nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice including specifically but not limited in connection with the opening of new branches or offices, (ii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to the Company, in the aggregate, of maintaining such Employee Benefit Plan, or (iv) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual;
(i)   hire any new employees except to replace employees listed on Section 3.11(d) of the Company Disclosure Memorandum on comparable terms and conditions and consistent with past hiring practices or to staff new offices which are being opened;

(j)   (i) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of Company Common Stock or other equity interests of the Company or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock, (ii) issue or commit to issue any additional shares of capital stock of the Company, other than the issuance of shares of Company Common Stock upon the exercise of any Company Options or the vesting and settlement of any Company Equity Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement, (iii) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of the Company’s Subsidiaries, or (iv) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;
(k)   make or change any Tax election different from its prior course of practice, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement with respect to Taxes, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;
(l)   fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;
(m)   enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;
(n)   acquire or accept any brokered deposit having a maturity longer than one year, other than in the ordinary course of business;
(o)   file any application to establish, or to relocate or terminate the operations of, any banking office;
(p)   materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported other than in the ordinary course of business and consistent with past practices;
(q)   change in any material respect its credit policies and collateral eligibility requirements and standards;
(r)   except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by the Company prior to the date hereof, make or acquire or issue a commitment for (or renew or extend) (i) any commercial real estate loan in an original principal amount in excess of $5,000,000, (ii) any residential loan originated for retention in the loan portfolio in an original principal amount in excess of $1,500,000 or with loan to value ratios in excess of the Company’s internal polices as in effect on the date hereof or (iii) any commercial and industrial loan in an original principal amount in excess of $4,000,000;
(s)   extend additional funds to a Loan classified as “criticized”, except for protective advances and extensions of additional credit of up to $500,000 (for purposes of this paragraph, a “criticized” Loan means any Loan classified as substandard, non-accrual, doubtful or a troubled debt restructuring (or words of similar import)); provided, that for the purpose of this paragraph, the consent of Parent shall be deemed received unless Parent objects in writing by the close of business on the next Business Day (or, if later, 24 hours) after receipt of notice from the Company;
(t)   enter into, renew, amend or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $150,000 and which is terminable on sixty (60) days or less notice without payment of any termination fee or penalty;
(u)   adopt a plan of complete or partial liquidation or dissolution;
(v)   purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1;

(w)   take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code;
(x)   take or fail to take any action that could reasonably be expected to cause the representations and warranties made in Article 3 to be inaccurate in any material respect at the time of the Closing or preclude the Company from making such representations and warranties at the time of the Closing;
(y)   take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in Article 7 not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby;
(z)   take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby; or
(aa)   agree to take, make any commitments to take, or adopt any resolutions of the Board of Directors or stockholders in support of, any of the actions prohibited by this Section 5.1.
5.2   Conduct of Business by Parent.
(a)   During the period from the date of this Agreement and continuing until the Effective Time or the earlier termination of this Agreement, except with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated or permitted by this Agreement, or required by a Governmental Authority or applicable Law, Parent shall not, and shall not permit any of its Subsidiaries to:
(i)   take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (A) prevent, delay or impair in any material respect Parent’s ability to consummate the Merger, the Bank Merger or the transactions contemplated by this Agreement, (B) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (C) result in any of its representations and warranties set forth in this Agreement being untrue in any material respect at the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of this Agreement;
(ii)   agree to take, make any binding commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2;
(iii)   amend Parent’s Articles of Incorporation or Bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of the Company Common Stock;
(iv)   make, declare, or pay any extraordinary dividend on any Parent Common Stock or make any other extraordinary distribution, on shares of any Parent Common Stock;
(v)   adjust, split, combine, or reclassify any of the capital stock of Company;
(vi)   take any action or knowingly fail to take any action that is intended or is reasonably likely to prevent Parent or its Subsidiaries from assuming the Company’s or its Subsidiaries’ outstanding indebtedness;
(vii)   acquire, or enter into a binding agreement to acquire, or publicly announce its intent to acquire or enter into a binding agreement to acquire any other depository institution or credit union prior to the receipt of all Regulatory Approvals, in each case if it would reasonably be expected to result in a material delay in obtaining any Regulatory Approval or consummating the Merger;
(viii)   merge or consolidate Parent or Parent Bank with any other Person, or engage in any similar business combination transaction, in either case where Parent or Parent Bank, as applicable, is not the surviving entity, or sell or transfer all or substantially all of the assets of Parent or Parent Bank to any other Person;

(ix)   make capital contribution to, or investment in, in other Person, that would reasonably be expected to prevent or materially delay or effect the consummation of the Merger; or
(x)   adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of Parent.
5.3   Commercially Reasonable Efforts.   Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI, and shall reasonably cooperate with the other Party to that end.
ARTICLE 6
ADDITIONAL AGREEMENTS
6.1   Company Stockholders’ Meeting.
(a)   The Company shall take all commercially reasonable actions necessary in accordance with applicable Laws and the Company’s Charter Documents to duly give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”), promptly after the Registration Statement is declared effective by the SEC under the Securities Act, for the purposes of obtaining the Requisite Company Stockholder Vote. The Board of Directors of the Company has resolved to recommend to the Company Stockholders that they approve this Agreement and the Company shall, acting through its Board of Directors, (i) recommend that the Company Stockholders approve this Agreement (the “Company Recommendation”), (ii) include the Company Recommendation in the Proxy Statement/Prospectus and (iii) use commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the approval of this Agreement, including by communicating to the Company Stockholders the recommendation of the Board of Directors of the Company that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by applicable Law to obtain such approvals. Except as permitted by Section 6.3(b), the Company’s Board of Directors shall not (A) fail to make the Company Recommendation or fail to include such recommendation in the Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw, or modify, or publicly propose to change, qualify, withhold, withdraw, or modify, in a manner adverse to Parent, such recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (D) adopt, approve, or recommend, or publicly propose to approve or recommend to the Company Stockholders, an Acquisition Proposal (each of the actions described in these subclauses (A)-(D) being referred to as an “Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with Article 8, the Company Stockholders’ Meeting shall be convened and this Agreement shall be submitted to the Company Stockholders at the Company Stockholders’ Meeting, for the purpose of voting on the approval of this Agreement and the other transactions contemplated hereby, and nothing contained herein shall be deemed to relieve the Company of such obligation.
6.2   Proxy and Registration Statement.   As promptly as reasonably practicable following the date of this Agreement, but in any event no later than forty five (45) days after the date of this Agreement, Parent and the Company shall prepare the Registration Statement, which Parent shall file with the SEC and will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company Stockholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. None of the information supplied or to be supplied by Parent or any of its Affiliates for inclusion in (a) the documents to be filed with the

SEC, including, without limitation, the Registration Statement and the Proxy Statement/Prospectus to be mailed to the holders of Company Common Stock, and (b) any other documents to be filed by Parent or any of its Affiliates with the SEC or any other Governmental Authority in connection with the transactions provided for herein, will be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent will advise the Company promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company Stockholders.
6.3   No Solicitation.
(a)   The Company agrees that it will not, and will cause its directors, officers, employees, advisors, representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, or knowingly encourage or facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to, any Acquisition Proposal; provided, that, in the event the Company receives an unsolicited bona fide Acquisition Proposal that does not violate (i) and (ii) above at any time prior to or after, the time this Agreement is approved by the Requisite Company Stockholder Vote, and the Company’s Board of Directors concludes in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its officers and representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside counsel) that failure to take such actions would constitute, or would be reasonably likely to result in, a breach of its fiduciary obligations to the Company Stockholders under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement. The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Parent with respect to any Acquisition Proposal. The Company shall promptly (and in any event within two (2) Business Days) advise Parent following the receipt or notice of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations on a current basis.
(b)   Notwithstanding the foregoing, if the Company’s Board of Directors concludes in good faith (and based upon the written advice of outside legal counsel and, with respect to financial matters, its financial advisor) that an Acquisition Proposal constitutes a Superior Proposal and that failure to accept such Superior Proposal would constitute, or would be reasonably likely to result in, a breach of its fiduciary obligations to the Company Stockholders under applicable Law, the Company’s Board of Directors may at any time prior to or after the Requisite Company Stockholder Vote (i) make an Adverse Recommendation Change or make or cause to be made any third party or public communication proposing or announcing an Adverse Recommendation Change; provided, however, that the Board of Directors of the Company may not make an Adverse Recommendation Change with respect to an Acquisition Proposal unless (A) the Company shall not have breached this Section 6.3 in any respect and (B) (1) the Board of Directors of the Company determines in good faith (after consultation with its outside counsel and its financial advisors) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent under this Section 6.3(b); (2) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such actions set forth above (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal)) and has contemporaneously provided summary of the material terms of the relevant proposed transaction agreements with the Person making such Superior Proposal; and (3) before effecting such Adverse Recommendation Change, the Company has negotiated, and has caused its representatives to negotiate in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal. In the event of any material change to the terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent a new written notice, the notice period shall have recommenced and the Company shall be required to comply with its obligations under this Section 6.3 with respect to such new written notice. The Company will advise Parent in writing within twenty-four (24) hours following the receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal) and will keep Parent apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.
(c)   As used in this Agreement, (i) the term “Acquisition Proposal” means any bona fide proposal or offer for, inquiry relating to, or any third party indication of interest in, whether in one transaction or a series of related transactions, a (A) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving the Company, (B) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of the Company representing ten percent (10%) or more of the consolidated assets of the Company, (C) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company, or (D) transaction which is similar in form, substance or purpose to any of the foregoing transactions, and (ii) the term “Superior Proposal” means any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party, which, upon acceptance by the Company, would create a legally binding obligation of such third party (subject to regulatory approval) to consummate the Acquisition Proposal, on terms that the Company’s Board of Directors determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, (A) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis, and (B) would result in a transaction that (1) involves consideration to the Company Stockholders that is more favorable, from a financial point of view, than the consideration to be paid to the Company Stockholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, (2) is, in light of the other terms of such proposal, more favorable to the Company Stockholders than the Merger and the transactions contemplated by this Agreement, and (3) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.
6.4   Regulatory Approvals and Filings.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided, that nothing contained herein shall be deemed to require Parent, or require or permit the Company, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
(b)   Without limiting the generality of the foregoing, as soon as practicable after the date of this Agreement (but in no event later than forty-five (45) days following the date of this Agreement), Parent and the Company shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent and the Company shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transactions contemplated hereby.
(c)   The parties shall advise each other within 24 hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.
6.5   NASDAQ Listing of Additional Shares.   Parent shall, as promptly as practicable, file all documents (including a Notification of Listing of Additional Shares), take all actions reasonably necessary and otherwise use its reasonable best efforts to (a) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the NASDAQ listing rules, the shares of Parent Common Stock to be issued as part of the Merger Consideration in connection with the Merger, or (b) make such post-Closing filings with the NASDAQ as may be required by the applicable rules thereof.
6.6   Access; Systems Integration; Confidentiality.
(a)   In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of the Company, subject to Section 6.3(c) and applicable Laws relating to confidentiality and the exchange of information, the Company shall permit Parent and Parent’s Subsidiaries and their officers, employees, counsel, accountants and other authorized Representatives, access, throughout the period before the Closing Date, at Parent’s sole expense, (i) during customary business hours, to the Company’s and its Subsidiaries’ books, papers and records relating to the assets, properties, operations, obligations and liabilities in which Parent may have a reasonable interest; provided, however, that the Company shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements, and (ii) during customary business hours and after the Requisite Shareholder Approval has been obtained to telecommunications and electronic data processing systems, facilities and personnel of the Company and its Subsidiaries for the purpose of performing conversion activities related to data processing integration. Parent shall use commercially reasonable efforts to minimize any interference with the Company’s regular business operations and use of personnel, telecommunications and electronic data processing systems., facilities and personnel during any such access to the Company’s property, books and records
(b)   At the request of Parent, during the period from the date of the Requisite Stockholder Approval to the Closing, the Company and its Subsidiaries shall, and shall cause their officers and employees to, make all reasonable efforts to cause their respective telecommunications and data processing service providers to, cooperate and assist Parent in connection with preparation for an electronic and systematic conversion of all applicable data regarding the Company and its Subsidiaries to Parent’s and Parent’s Subsidiaries’ systems of telecommunications and electronic data processing, including, if requested by Parent, by granting to Parent one or more powers of attorney authorizing Parent to instruct or otherwise contact such telecommunications and data processing service providers on the Company’s behalf. Electronic and systematic conversion shall occur at such time as determined by Parent, in its sole discretion, provided, however, that no such conversion shall occur prior to forty (40) days after the Closing. Parent shall be responsible for reasonable and agreed upon costs incurred by the Company, including all fees to third parties, in connection with any such conversion efforts.
(c)   Each of Parent and the Company acknowledges and agrees that the Mutual Nondisclosure Agreement, dated as of February 4, 2022 by and between Parent and the Company (the “Non-Disclosure Agreement”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Non-Disclosure Agreement, information provided to them pursuant to this Agreement.
6.7   No Control of the Company.   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Closing Date. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.
6.8   Press Releases.   The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, and shall not permit any of their advisers to issue any such press release or make such public statement without the prior written consent of the other party; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first provided the other party with reasonable time to review such release, statement or filing in advance.
6.9   Employee Benefits.
(a)   The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, the Progress Bank 401(k) Profit Sharing Plan (the “401(k) Plan”) in accordance with USDOL and IRS requirements, and requirements of applicable Law, unless Parent or one of Parent’s Affiliates, in its sole and absolute discretion, agrees to sponsor and maintain such 401(k) Plan by providing the Company with written notice of such election at least thirty (30) days before the Closing. Unless Parent or one of its Affiliates provides such notice to the Company, Parent shall receive from the Company, prior to the Closing, evidence that the Board of Directors of the Company has adopted resolutions to terminate the 401(k) Plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the Company becomes aware prior to the Closing that distributions of assets from the trust of the 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or other plan sponsor, then the Company shall take (or cause to be taken) such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent prior to the Closing. The Company shall take (or cause to be taken) such commercially reasonable other actions in furtherance of terminating the 401(k) Plan as Parent may reasonably require. If Parent, in its sole and absolute discretion, notifies the Company before the 30th day prior to the Closing Date that Parent agrees to sponsor and maintain the 401(k) Plan, the Company shall amend the 401(k) Plan, effective as of the Closing, to the extent permitted by its terms and applicable Law as necessary to limit participation to employees of the Company and its Subsidiaries and to exclude all employees of Parent and its Affiliates (other than the Company and its Subsidiaries) from participation in such plan. If Parent, in its sole and absolute discretion, does not agree to sponsor and maintain the 401(k) Plan, Parent shall take (or cause to be taken) such actions as are necessary (including, but not limited to, amending Parent’s 401(k) plan as needed) to allow Company Bank employees who become employed by Parent or its Subsidiaries on or immediately following the Effective Time to roll over their 401(k) Plan accounts (including any outstanding loan balances) to Parent’s 401(k) plan, subject to the terms of Parent’s 401(k) plan and the requirements of applicable Law.
(b)   On or immediately following the Effective Time, Parent shall adopt and assume all liabilities under the Progress Bank and Trust Survivor Benefit Plan, including all participation agreements entered into thereunder and beneficiary designation forms acknowledged thereunder (such plan, agreements, and designation forms collectively referred to hereinafter as the “Survivor Benefit Plan”), and Parent shall adopt and assume all liabilities under the Split-Dollar Agreements entered into by and between the Company Bank and each employee set forth on Section 6.9(b) of the Company Disclosure Memorandum (the “Split-Dollar Agreements”). The parties shall take (or cause to be taken) such actions as are necessary or appropriate to accomplish Parent’s adoption of, and assumption of all liabilities under, the Survivor Benefit Plan and the Split-Dollar Agreements. To the extent that the Company Bank owns life insurance policies insuring the lives of the Survivor Benefit Plan participants and the individual parties to the Split-Dollar Agreements as a source of payment of liabilities under the Survivor Benefit Plan and Split-Dollar Agreements, respectively, the parties shall take (or cause to be taken) such actions as are necessary to transfer ownership of such life insurance policies from the Company Bank to the Parent or its Subsidiaries.
(c)   Nothing in this Section 6.9, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. Without limiting the foregoing, no provision of this Section 6.9 will create any third party beneficiary rights in any current or former employee, director or consultant of Company Bank in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 6.9 is intended (i) to amend any Employee Benefit Plan or any Parent Bank benefit plan, (ii) interfere with the right of either the Parent or Parent Bank from and after the Closing Date to amend or terminate any Employee Benefit Plan that is not terminated prior to the Effective Time or amend or terminate any Parent Bank benefit plan, (iii) interfere with the right of either Parent or the Parent Bank from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor, consultant or other service provider or (iv) interfere with Parent’s indemnification obligations set forth in Section 6.10.
(d)   With respect to any employee benefit plan of Parent or Parent Bank that is a health, dental, vision or other welfare plan in which any Company Bank employee is eligible to participate following the Closing Date, Parent or its applicable Subsidiary shall make commercially reasonable efforts as are necessary or appropriate to (i) cause any pre-existing condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Company Bank employee and his or her covered dependents to the extent such condition was or would have been covered under the Employee Benefit Plan in which such Company Bank employee participated immediately prior to the Effective Time, and (ii) to the extent permissible under applicable Law, recognize any health, dental, vision or other welfare expenses incurred by such Company Bank employee or his or her covered dependents in the year that includes the Closing Date for purposes of any applicable co-payment, deductible or annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.
(e)   If any Company Bank employee is not hired by Parent or its Subsidiaries on or immediately following the Effective Time or if prior to the first anniversary of the Effective Time, any Company Bank employee is terminated by Parent or its Subsidiaries other than “for cause,” then Parent shall pay severance to such Company Bank employee, subject to such Company Bank employee’s execution and non-revocation of a general release of claims in a form satisfactory to Parent, in an amount equal to two weeks of base salary for each twelve (12) months of such Company Bank employee’s prior employment with the Company; provided, however, that in no event will the total amount of severance for any single Company Bank employee be less than eight weeks of such base salary nor greater than fifty-two (52) weeks of such base salary and Parent shall provide reimbursement of any premiums for COBRA coverage for four months.
(f)   Simultaneously with the execution of this Agreement, David Nast, President and Chief Executive Officer of Company Bank, shall enter into an employment agreement with Parent Bank in a form reasonably satisfactory to Parent Bank, pursuant to which David Nast shall become and serve as State President, Alabama and Florida Panhandle of Parent Bank from and after the Effective Time.

(g)   Simultaneously with the execution of this Agreement, Dabsey Maxwell, Chief Financial Officer of Company Bank, shall enter into noncompete agreement with Parent Bank in a form reasonably satisfactory to Parent Bank and Ms. Maxwell, pursuant to which Ms. Maxwell shall agree to adhere to certain restrictive covenants for a one-year period following her termination of employment.
(h)   The Parties will establish a cash-based retention program in the aggregate dollar amount, and subject to the terms, conditions, and restrictions, set forth on Section 6.9(h) of the Company Disclosure Memorandum to promote employee retention and to incentivize employee efforts to consummate the Merger and the Bank Merger.
6.10   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time and for a period of six (6) years thereafter, each of Parent and Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of the fact that Indemnitee was an officer, director or employee of the Company or any of its Subsidiaries or acts or omissions by Indemnitee in such capacity or taken at the request of the Company or any of its Subsidiaries, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the transactions contemplated hereby), to the fullest extent permitted by Law and (ii) assume all obligations of the Company and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s Charter Documents and the organizational documents of the Company’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall and shall cause Surviving Corporation to, advance any expenses (including legal expenses) of any Indemnitee under this Section 6.10 as incurred to the fullest extent permitted by applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 6.10.
(b)   The Surviving Corporation shall maintain in effect for six (6) years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.10(b) more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by the Company for such insurance and, in the event the cost of such coverage shall exceed that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount. The provisions of this Section 6.10 shall be deemed to have been satisfied if prepaid “tail” policies with the same terms, conditions and coverage as indicated above have been obtained by the Surviving Corporation for purposes of this Section 6.10 from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.
(c)   The provisions of this Section 6.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under the Company Charter Documents, by contract or otherwise. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or the purchaser of its assets and properties shall assume the obligations set forth in this Section 6.10. This Section 6.10 shall survive the Effective Time.
6.11   Efforts to Close; Further Assurances.
(a)   Parent and the Company agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b)   Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.
(c)   In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.
6.12   Financial Statements.   From the date of this Agreement until the Closing Date (or the termination of this Agreement pursuant to Article 8), the Company will provide to Parent as promptly as practicable, but in no event later than the 20th day following the end of the relevant calendar month, the monthly unaudited financial statements of the Company as provided to the Company’s management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.
6.13   Notification of Certain Matters.   The Company, on the one hand, and Parent, on the other hand, shall promptly (and in any event within three (3) Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Article 7 if continuing on the Closing Date.
6.14   Litigation and Claims.   The Company shall promptly, and in any event within two (2) Business Days, notify Parent in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against the Company or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Effect on the Company. The Company shall promptly notify Parent in writing of any Proceeding, pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Parent or its Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby. The Company shall consult with Parent, and the Company may permit Parent to participate at its own expense, in the defense or settlement of any stockholder litigation against the Company and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) except for such matters disclosed on Section 6.14 of the Company Disclosure Memorandum.
ARTICLE 7
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligations to Effect the Merger.   The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Company Stockholder Approval.   This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved by the Company Stockholders by the Requisite Company Stockholder Vote.
(b)   Effectiveness of Registration Statement.   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued (and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn) and, if the transactions contemplated hereby are subject to the securities laws of any state, the Registration Statement shall not be subject to a stop order of any state securities commissioner.

(c)   NASDAQ Listing.   The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NASDAQ.
(d)   Regulatory Approvals.   All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Regulatory Approval shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal consummation of the Merger.
7.2   Conditions to Obligations of Parent.   The obligation of Parent to effect the Merger is also subject to the satisfaction (or waiver in writing by Parent), at or prior to the Effective Time, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company contained in Sections 3.1, 3.2(a), 3.2(b)(i), 3.3, and 3.29 shall be true and correct in all respects (except for inaccuracies which are de minimis in amount or effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of the Company contained herein shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on the Company.
(b)   Performance of Agreements.   The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)   Officer’s Certificate.   Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, and otherwise in form and substance reasonably satisfactory to Parent, to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.
(d)   Tax Opinion.   Parent shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
(e)   No Material Adverse Effect.   Since December 31, 2021, there shall not have occurred any change, state of facts, event, development, or effect that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.
(f)   Dissenters’ Rights.   The holders of no more than five percent (5%) of the aggregate outstanding shares of Company Common Stock shall have properly notified the Company under the Appraisal Statutes that they intend to exercise their dissenters’ rights.
(g)   FIRPTA Certificate.   Parent shall have received from the Company a properly executed Foreign Investment and Real Property Tax Act of 1980 (“FIRPTA”) notification letter, which shall state that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury

Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such notification letter, the Company shall have provided to Parent, as agent for the Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing.
7.3   Conditions to Obligations of the Company.   The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or before the Effective Time, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Parent contained in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.7 shall be true and correct in all respects (except for inaccuracies which are de minimis in amount or effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of Parent contained herein shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect on Parent.
(b)   Performance of Agreements.   Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)   Officer’s Certificate.   The Company shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of Parent, and otherwise in form and substance reasonably satisfactory to the Company, to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.
(d)   Tax Opinion.   The Company shall have received a written opinion of Maynard, Cooper & Gale, P.C., in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinion, such firm may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.
ARTICLE 8
TERMINATION
8.1   Termination.   This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(a)   at any time prior to the Effective Time, by the mutual written consent of Parent and the Company if each of the Board of Directors of Parent and the Board of Directors of the Company so determine by vote of a majority of the members of its entire board;
(b)   by Parent or the Company, (i) if either of their respective Boards of Directors so determines by a vote of a majority of the members of its respective entire board, in the event that (A) any Regulatory Approval shall have been denied by final, non-appealable action by the applicable Governmental Authority and a copy of such denial has been provided to the other party, or (B) an application therefor shall have been permanently withdrawn at the written request of a Governmental Authority and a copy of such request has been provided to the other party, or (ii) if both of their respective Boards of Directors so determines by a vote of a majority of the members of its respective entire board, in its good faith judgment, that obtaining (A) a Regulatory Approval would require a Materially Burdensome Regulatory Condition or (B) the receipt of any Regulatory Approval would impose a Materially Burdensome Regulatory Condition;

(c)   by Parent or the Company (provided, that the Company may not terminate this Agreement pursuant to this paragraph if it is in breach of its obligations pursuant to Section 6.1 or Section 6.3), if the Requisite Company Stockholder Vote is not obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof;
(d)   by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within thirty (30) days following written notice to the Company, in the case of a termination by Parent, or to Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e)   by either Parent or the Company if the Merger shall not have been consummated on or before April 30, 2023 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement or as a result of delays filing the Form S-4 by the Parent that are not the fault of the Company;
(f)   by Parent, if at any time prior to the Company Stockholders’ Meeting, (i) the Company shall have materially breached its obligations under Section 6.1, (ii) the Board of Directors of the Company shall have failed to make its recommendation in favor of the Merger or shall have made an Adverse Recommendation Change, (iii) the Board of Directors of the Company shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Proposal with any Person other than Parent, Parent Bank or an Affiliate of Parent, or (iv) the Company shall have materially breached its obligations under Section 6.1 by failing to call, give notice of, convene and hold the Company Stockholders’ Meeting in accordance with Section 6.1; and
(g)   by the Company pursuant to Section 6.3 in order to enter into a Superior Proposal;
(h)   by the Company, if both (i) the Average Closing Price is less than the product of the Beginning Closing Price multiplied by 0.80 (rounded to the nearest hundredth); and (ii) (A) the Parent Closing Price Ratio is less than (B) the difference between (1) the Index Ratio minus (2) 0.20; provided, however, that the Company must elect to terminate this Agreement under this Section 8.1(h) by written notice (the “Termination Notice”) given to Parent within two (2) Business Days after the Determination Date and that the Company’s right of termination shall be subject to the right of Parent provided for below to increase the Exchange Ratio and/or make cash payments to holders of Company Common Stock. During the three (3) Business Day period immediately following the day on which Parent receives the Termination Notice (the “Election Period”), Parent shall have the right and option, in its sole and absolute discretion, to (x) increase the Exchange Ratio (calculated to the nearest one ten-thousandth), (y) provided that it does not and will not prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, make cash payments to holders of Company Common Stock, as additional Merger Consideration (in addition to, and not in lieu of, issuing shares of Parent Common Stock), or (z) provide any combination of the items set forth in the foregoing clauses (x) and (y), but subject to the limitations stated therein, such that, as a result of any such adjustment, the value of the Merger Consideration issuable or payable in respect of each share of Company Common Stock is not less than the Minimum Per Share Merger Consideration. If Parent elects to increase the Exchange Ratio and/or make cash payments as aforesaid, Parent shall give written notice of such election (the “Fill Notice”) to the Company during the Election Period, which Fill Notice shall specify the amount of any such increase and/or cash payments, whereupon no termination of this Agreement shall occur, or be deemed to have occurred, pursuant to this Section 8.1(h) and this Agreement shall remain in full force and effect in accordance with its terms (with the Exchange Ratio modified and/or cash payments to be made, as additional Merger Consideration, in accordance with this Section 8.1(h) as set forth in the Fill Notice). If Parent does not timely elect to increase the Exchange

Ratio and/or make cash payments as aforesaid, then the Company may terminate this Agreement at any time after the end of the Election Period. Notwithstanding anything to the contrary in Section 9.7, for purposes of this Section 8.1(h), notices shall be deemed given, delivered, and effective when transmitted via confirmed email; provided, that if any such email is transmitted after 5:00 p.m. local time of the recipient, or on a day other than a Business Day, it shall be deemed given, delivered, and effective on the next following Business Day.
As used in this Section 8.1(h), the following terms shall have the following respective meanings:
“Average Closing Price” means the volume-weighted average closing price per share of Parent Common Stock as reported on the Nasdaq Global Select Market (or such other exchange or market on which the Parent Common Stock shall then trade) for the ten (10) consecutive Trading Days ending on (and including) the Determination Date.
“Beginning Closing Price” means $33.63.
“Determination Date” means that certain date which is the fifth (5th) Business Day prior to the Closing Date.
“Index Ratio” means the quotient of (a) the Index Value on the Determination Date, divided by (b) the Initial Index Price.
“Index Value” means, on a given date, the closing index value for the KBW Regional Bank Index (KRX) as reported in The Wall Street Journal.
“Initial Index Price” means $120.53.
“Minimum Per Share Merger Consideration” means the lesser of (a) the product of (i) the Exchange Ratio (prior to any increase in the Exchange Ratio pursuant to Section 8.1(h)), multiplied by (ii) the Beginning Closing Price, multiplied by (iii) 0.80, and (b) (i) the product of (A) the Index Ratio minus 0.20, multiplied by (B) the Exchange Ratio (prior to any increase in the Exchange Ratio pursuant to Section 8.1(h)), multiplied by (C) the Average Closing Price, divided by (ii) the Parent Closing Price Ratio.
“Parent Closing Price Ratio” means the quotient of (a) the Average Closing Price, divided by (b) the Beginning Closing Price.
“Trading Day” means any day on which Nasdaq is open for trading with a scheduled and actual closing time of 4:00 p.m. Eastern Time.
8.2   Effect of Termination.   In the event of the termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall become void and have no effect, except that (a) the provisions of Section 6.6(c), Section 6.8, this Section 8.2, Section 8.3, and Article 9 shall survive any such termination and abandonment, and (b) notwithstanding anything to the contrary contained in this Agreement, neither party shall be relieved or released from any liabilities or damages arising out of its material breach of any provision of this Agreement.
8.3   Termination Fee.
(a)   In recognition of the efforts, expenses and other opportunities foregone by Parent while pursuing the Merger, in the event that:
(i)   this Agreement is terminated by Parent pursuant to Section 8.1(f);
(ii)   (A) an Acquisition Proposal with respect to the Company shall have been communicated to or otherwise made known to the stockholders, senior management or Board of Directors of the Company, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company after the date of this Agreement, (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e) (if the Requisite Company Stockholder Vote has not theretofore been obtained), (2) by Parent pursuant to Section 8.1(d) for breach by the Company under Section 6.1 or 6.3 or (3) by Parent or the Company pursuant to Section 8.1(c) and (C) prior to the date that is twelve (12) months after the date of such termination the Company consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into any definitive agreement relating to a transaction of a type set forth in the definition of “Acquisition Proposal”; or
(iii)   this Agreement is terminated by the Company pursuant to Section 8.1(g);
then, the Company shall pay to Parent, by wire transfer of immediately available funds, a termination fee equal to $10,000,000 (the “Termination Fee”) within two (2) Business Days following the date of such termination; provided, that any Termination Fee payable pursuant to Section 8.3(a)(ii) shall be paid on the earlier of the date such transaction is consummated or such definitive agreement is entered into.
(b)   Parent and the Company each agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due under this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for such amounts, the Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal (or any reasonably similar successor publication thereto), designated therein as the “prime rate” on the date such payment was due, plus (ii) 100 basis points, together with the costs and expenses of Parent (including reasonable legal fees and expenses) in connection with such suit.
ARTICLE 9
MISCELLANEOUS
9.1   Interpretation.
(a)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.
(b)   As used in this Agreement, the following terms shall have the following respective meanings:
(i)   “Affiliate” means, with respect to a specified Person, any person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person;
(ii)   “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed;
(iii)   “Company’s Knowledge” means the actual knowledge of any of the officers set forth on Section 9.1 of the Company Disclosure Memorandum and the knowledge that such officers would have after due inquiry;
(iv)   “Governmental Authority” means any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local;
(v)   “Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.
(vi)   “Material Adverse Effect” means, with respect to the Company, Parent or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, assets, liabilities, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that with respect to this clause (i), “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (F) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement or (G) the occurrence of any natural or man-made disaster; except, with respect to subclauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby;
(vii)   “Parent’s Knowledge” means the actual knowledge of any of the officers set forth on Section 9.1 of the Parent Disclosure Memorandum and the knowledge that such officers would have after due inquiry;
(viii)   “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature; and
(ix)   “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act.
9.2   Expenses.   Each of the parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of the Company, shall be paid at Closing and prior to the Effective Time.
9.3   Entire Agreement.   Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing pursuant to the provisions hereof, constitute the entire agreement between the parties with respect to the transactions contemplated hereunder and supersede all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 6.10.
9.4   Amendments.   This Agreement may be amended only by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after Requisite Company Stockholder Vote of this Agreement has been obtained; provided, that after any such approval by the Company Stockholders, there shall be made no amendment that reduces or modifies the consideration to be received by the Company Stockholders.
9.5   Waiver.
(a)   Prior to or at the Effective Time, Parent, acting through its Board of Directors, Chief Executive Officer, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by the Company, to waive or extend the time for the compliance or fulfillment by the Company of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Parent under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Parent.
(b)   Prior to or at the Effective Time, the Company, acting through its Board of Directors, Chief Executive Officer, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by Parent, to waive or extend the time for the compliance or fulfillment by Parent of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the Company under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the Company.
(c)   The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.
9.6   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
9.7   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:
Parent:
United Community Banks, Inc.
Greenville ONE, Suite 700
2 West Washington Street
Greenville, South Carolina 29601
Attention: H. Lynn Harton
Email: lynn_harton@ucbi.com

with copies to:
United Community Banks, Inc.
Greenville ONE, Suite 700
2 West Washington Street
Greenville, South Carolina 29601
Attention: Melinda Davis Lux
Email: melinda_davislux@ucbi.com

Nelson Mullins Riley & Scarborough LLP
Greenville ONE, Suite 400
2 West Washington Street
Greenville, South Carolina 29601
Attention: Neil Grayson and Lee Kiser
Email: neil.grayson@nelsonmullins.com
       lee.kiser@nelsonmullins.com
the Company:
Progress Financial Corporation
201 Williams Avenue
Huntsville, Alabama 35801
Attention: David L. Nast
Email: dnast@myprogressbank.com

with a copy to:
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 1700
Birmingham, Alabama 35203
Attention: Jennifer McCain
Email: jmccain@maynardcooper.com

9.8   Governing Law; Jurisdiction.   Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Georgia. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court located in the State of Georgia (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.7
9.9   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.
9.10   Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. This Agreement and any other agreement or instrument entered into in connection with this Agreement, as well as any amendments, modifications, supplements, or waivers hereto or thereto or hereunder or thereunder, if signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated for all purposes as an original agreement or instrument and shall be considered to have the same binding legal force and effect as if it were the original signed version thereof delivered in person.
9.11   Enforcement of Agreement.   The parties hereto agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
9.12   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
9.13   Confidential Supervisory Information..   Notwithstanding any other provision of this Agreement, no disclosure, representation, or warranty shall be made (or other action taken) pursuant to this Agreement, if the same would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. 261.2(c) and as identified in 12 C.F.R. 309.5(g)(8)) of a Governmental Authority by any party to this Agreement where such disclosure is prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures, representations, warranties, or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Signatures on following page(s)]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
UNITED COMMUNITY BANKS, INC.
By:
/s/ H. Lynn Harton

Name: H. Lynn Harton
Title: President and Chief Executive Officer
PROGRESS FINANCIAL CORPORATION
By:
/s/ David L. Nast

Name: David L. Nast
Title: President and Chief Executive Officer
Signature Page to Agreement and Plan of Merger

Annex B
May 3, 2022
Board of Directors
Progress Financial Corporation
201 Williams Avenue, SW
Huntsville, AL 35801
Dear Members of the Board:
We have acted as your financial advisor in connection with the proposed merger (the “Transaction”) of Progress Financial Corporation (the “Company”) with and into United Community Banks, Inc. (the “Buyer”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be received by the common stockholders of the Company (solely in their capacity as such, the “Shareholders”) in the Transaction is fair to them from a financial point of view.
Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and the Buyer, and subject to the terms, conditions and limitations set forth therein, we understand that, subject to potential adjustments as described in the Agreement, each outstanding share of the Company’s common stock will be converted into the right to receive 0.770 shares of the Buyer’s common stock (the “Exchange Ratio”), which, based on the Buyer’s closing stock price of $30.14 on April 29, 2022, results in the expected consideration to be exchanged by the Buyer for all of the outstanding common stock, restricted stock and options of the Company having an aggregate value of approximately $267.6 million. The terms and conditions of the Transaction are more fully set forth in the Agreement.
In connection with developing our Opinion we have:
(i)
reviewed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)
reviewed certain audited financial statements regarding the Company and the Buyer;

(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and the Buyer, respectively;

(iv)
reviewed, on a pro forma basis, in reliance upon financial projections and other information and assumptions concerning the Company and the Buyer provided by the management teams of the Company and the Buyer, respectively, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(v)
reviewed the reported prices and trading activity for the common stock of the Buyer;

(vi)
compared the financial performance of the Company and the Buyer with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)
reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)
reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)
discussed with management of the Company and the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer;

(x)
assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)
performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. The management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or Buyer. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Buyer. We have not made an independent analysis of the effects of the COVID-19 pandemic or related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial forecasts prepared by the Company and the Buyer, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of the Company and the Buyer as to the future financial performance of the Company and the Buyer and provide a reasonable basis for our analysis. We recognize that such financial forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and we express no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they are based.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer. The lead investment banker for our services as financial advisor to the Company owns an investment interest in the common stock of the Company. We issue periodic research reports regarding the business and prospects of the Buyer, and we make a market in the stock of the Buyer. We have not received fees for providing investment banking or other services to the Company or the Buyer within the past two years. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with the participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participants in the Transaction.

We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its shareholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its shareholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.
The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic and the invasion of Ukraine, may or may not have an effect of the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or such disruption on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.
In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:
(i)
the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ii)
the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(iii)
each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)
all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Shareholders;

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

(vii)
the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.
Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.
Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be received by the Shareholders in the Transaction is fair to them from a financial point of view.
Very truly yours,
STEPHENS INC.

Annex C
ANNEX C — SECTIONS 10A-2A-13.01 THROUGH 10A-2A-13.40 OF
THE ALABAMA BUSINESS CORPORATION LAW
Section 10A-2A-13.01
Definitions.
In this Article 13:
(1) AFFILIATE means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive of that person. For purposes of Section 10A-2A-13.02(b)(4), a person is deemed to be an affiliate of its senior executives.
(2) CORPORATION means the corporation that is the issuer of the stock held by a stockholder demanding appraisal and, for matters covered in Section 10A-2A-13.22 through Section 10A-2A-13.31, includes the surviving organization of a merger.
(3) FAIR VALUE means the value of the corporation’s stock determined:
(i) immediately before the effectiveness of the corporate action to which the stockholder objects;
(ii) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and
(iii) without discounting for lack of marketability or minority status.
(4) INTEREST means interest from the date the corporate action becomes effective until the date of payment, and shall be compounded quarterly and shall accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the corporate action and the date of payment.
(5) INTERESTED TRANSACTION means a corporate action described in Section 10A-2A-13.02(a), other than a merger pursuant to Section 10A-2A-11.05, involving an interested person in which any of the stock or assets of the corporation are being acquired or converted. As used in this definition:
(i) “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:
(A) was the beneficial owner of 20 percent or more of the voting power of the corporation, other than as owner of excluded stock;
(B) had the power, contractually or otherwise, other than as owner of excluded stock, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or
(C) was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other stockholders as such, other than:
(I) employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;
(II) employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in Section 10A-2A-8.60; or
(III) in the case of a director of the corporation who will, in the corporate action, become a director or governing person of the acquiror or any of its affiliates, rights and benefits as a director or governing person that are provided on the same basis as those afforded by the acquiror generally to other directors or governing persons of the acquiror or its affiliate.
(ii) “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, stock; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their stock of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all stock having voting power of the corporation beneficially owned by any member of the group.
(iii) “Excluded stock” means stock acquired pursuant to an offer for all stock having voting power if the offer was made within one year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.
(6) PREFERRED STOCK means a class or series of stock whose holders have preference over any other class or series of stock with respect to distributions.
(7) SENIOR EXECUTIVE means the chief executive officer, chief operating officer, chief financial officer, and any individual in charge of a principal business unit or function.
(8) STOCKHOLDER means a record stockholder, a beneficial stockholder, and a voting trust beneficial owner.
Section 10A-2A-13.02
Right to appraisal.
(a) A stockholder is entitled to appraisal rights, and to obtain payment of the fair value of that stockholder’s stock, in the event of any of the following corporate actions:
(1) consummation of a merger to which the corporation is a party (i) if the corporation is a subsidiary and the merger is governed by Section 10A-2A-11.05 or (ii) if stockholder approval is required for the merger by Section 10A-2A-11.04, or would be required but for the provisions of Section 10A-2A-11.04(j), except that appraisal rights shall not be available to any stockholder of the corporation with respect to stock of any class or series that remain outstanding after consummation of the merger;
(2) consummation of a stock exchange to which the corporation is a party the stock of which will be acquired, except that appraisal rights shall not be available to any stockholder of the corporation with respect to any class or series of stock of the corporation that is not acquired in the stock exchange;
(3) consummation of a disposition of assets pursuant to Section 10A-2A-12.02 if the stockholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any stockholder of the corporation with respect to stock of any class or series if (i) under the terms of the corporate action approved by the stockholders there is to be distributed to stockholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in Section 10A-2A-14.06 and Section 10A-2A-14.07, (A) within one year after the stockholders’ approval of the action and (B) in accordance with their respective interests determined at the time of distribution, and (ii) the disposition of assets is not an interested transaction;
(4) an amendment of the certificate of incorporation with respect to a class or series of stock that reduces the number of stock of a class or series owned by the stockholder to a fraction of a stock if the corporation has the obligation or right to repurchase the fractional stock so created;

(5) any other merger, stock exchange, disposition of assets or amendment to the certificate of incorporation, in each case to the extent provided by the certificate of incorporation, bylaws or a resolution of the board of directors;
(6) consummation of a conversion of a corporation to a foreign corporation pursuant to Article 9 or Article 8 of Chapter 1 if the stockholder does not receive stock in the foreign corporation resulting from the conversion that has terms as favorable to the stockholder in all material respects, and represents at least the same percentage interest of the total voting rights of the outstanding stock of the foreign corporation, as the stock held by the stockholder before the conversion;
(7) consummation of a conversion of a corporation to a nonprofit corporation pursuant to Article 9 of this chapter of Article 8 of Chapter 1; or
(8) consummation of a conversion of the corporation to an unincorporated entity pursuant to Article 9 of this chapter or Article 8 of Chapter 1.
(b) Notwithstanding subsection (a), the availability of appraisal rights under subsections (a)(1), (2), (3), (4), (6), and (8) shall be limited in accordance with the following provisions:
(1) Appraisal rights shall not be available for the holders of stock of any class or series of stock which is:
(i) a covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933;
(ii) has at least 2,000 record stockholders; or
(iii) issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value.
(2) The applicability of subsection (b)(1) shall be determined as of:
(i) the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the corporate action requiring appraisal rights or, in the case of an offer made pursuant to Section 10A-2A-11.04(j), the date of the offer; or
(ii) if there is no meeting of stockholders and no offer made pursuant to Section 10A-2A-11.04(j), the day before the consummation of the corporate action or effective date of the amendment of the certificate of incorporation, as applicable.
(3) Subsection (b)(1) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of stock (i) who are required by the terms of the corporate action requiring appraisal rights to accept for their stock anything other than cash or stock of any class or any series of stock of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection (b)(1) at the time the corporate action becomes effective, or (ii) in the case of the consummation of a disposition of assets pursuant to Section 10A-2A-12.02, unless the cash, stock, or proprietary interests received in the disposition are, under the terms of the corporate action approved by the stockholders, to be distributed to the stockholders, as part of a distribution to stockholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in Sections 10A-2A-14.06 and 10A-2A-14.07, (A) within one year after the stockholders’ approval of the action, and (B) in accordance with their respective interests determined at the time of the distribution.
(4) Subsection (b)(1) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of stock where the corporate action is an interested transaction.
(c) Notwithstanding any other provision of Section 10A-2A-13.02, the certificate of incorporation as originally filed or any amendment to the certificate of incorporation may limit or eliminate appraisal rights for any class or series of preferred stock, except that (i) no limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group (alone or as part of a group)

on the action or if the action is a conversion or merger in which the converted organization or the surviving organization is not a corporation or foreign corporation, and (ii) any limitation or elimination contained in an amendment to the certificate of incorporation that limits or eliminates appraisal rights for any stock that is outstanding immediately before the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment shall not apply to any corporate action that becomes effective within one year after the effective date of the amendment if that action would otherwise afford appraisal rights.
Section 10A-2A-13.03
Assertion of rights by nominees and beneficial stockholders.
(a) A record stockholder may assert appraisal rights as to fewer than all the shares of stock registered in the record stockholder’s name but owned by a beneficial stockholder or a voting trust beneficial owner only if the record stockholder objects with respect to all shares of stock of a class or series owned by the beneficial stockholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial stockholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record stockholder who asserts appraisal rights for only part of the stock held of record in the record stockholder’s name under this subsection shall be determined as if the stock as to which the record stockholder objects and the record stockholder’s other shares of stock were registered in the names of different record stockholders.
(b) A beneficial stockholder and a voting trust beneficial owner may assert appraisal rights as to stock of any class or series held on behalf of the stockholder only if the stockholder:
(1) submits to the corporation the record stockholder’s written consent to the assertion of appraisal rights no later than the date referred to in Section 10A-2A-13.22(b)(2)(ii); and
(2) does so with respect to all stock of the class or series that is beneficially owned by the beneficial stockholder or the voting trust beneficial owner.
Section 10A-2A-13.20
Notice of appraisal rights.
(a) Where any corporate action specified in Section 10A-2A-13.02(a) is to be submitted to a vote at a stockholders’ meeting, the meeting notice (or where no approval of the corporate action is required pursuant to Section 10A-2A-11.04(j), the offer made pursuant to Section 10A-2A-11.04(j)), must state that the corporation has concluded that appraisal rights are, are not, or may be available under this Article 13. If the corporation concludes that appraisal rights are or may be available, a copy of this Article 13 must accompany the meeting notice or offer sent to those record stockholders entitled to exercise appraisal rights.
(b) In a merger pursuant to Section 10A-2A-11.05, the parent entity shall notify in writing all record stockholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. The notice shall be sent within 10 days after the corporate action became effective and include the materials described in Section 10A-2A-13.22.
(c) Where any corporate action specified in Section 10A-2A-13.02(a) is to be approved by written consent of the stockholders pursuant to Section 10A-2A-7.04:
(1) written notice that appraisal rights are, are not, or may be available shall be sent to each record stockholder from whom a consent is solicited at the time consent of each stockholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, the notice must be accompanied by a copy of this Article 13; and
(2) written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting stockholders required by Section 10A-2A-7.04(d) and

(e), may include the materials described in Section 10A-2A-13.22 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article 13.
(d) Where corporate action described in Section 10A-2A-13.02(a) is proposed, or a merger pursuant to Section 10A-2A-11.05 is effected, the notice referred to in subsection (a) or (c), if the corporation concludes that appraisal rights are or may be available, and in subsection (b) must be accompanied by:
(1) financial statements of the corporation that issued the stock that may be subject to appraisal, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, an income statement for that year, and a cash flow statement for that year; provided that, if the financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and
(2) the latest interim financial statements of the corporation, if any.
(e) The right to receive the information described in subsection (d) may be waived in writing by a stockholder before or after the corporate action.
Section 10A-2A-13.21
Notice of intent to demand payment and consequences of voting or consenting.
(a) If a corporate action specified in Section 10A-2A-13.02(a) is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert appraisal rights with respect to any class or series of stock:
(1) shall deliver to the corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment if the proposed action is effectuated; and
(2) shall not vote, or cause or permit to be voted, any stock of the class or series in favor of the proposed action.
(b) If a corporate action specified in Section 10A-2A-13.02(a) is to be approved by written consent, a stockholder who wishes to assert appraisal rights with respect to any class or series of stock shall not sign a consent in favor of the proposed action with respect to that class or series of stock.
(c) If a corporate action specified in Section 10A-2A-13.02(a) does not require stockholder approval pursuant to Section 10A-2A-11.04(j), a stockholder who wishes to assert appraisal rights with respect to any class or series of stock (i) shall deliver to the corporation before the stock is purchased pursuant to the offer written notice of the stockholder’s intent to demand payment if the proposed action is effected; and (ii) shall not tender, or cause or permit to be tendered, any stock of the class or series in response to the offer.
(d) A stockholder who fails to satisfy the requirements of subsection (a), (b), or (c) is not entitled to payment under this Article 13.
Section 10A-2A-13.22
Appraisal notice and form.
(a) If a corporate action requiring appraisal rights under Section 10A-2A-13.02(a) becomes effective, the corporation shall deliver a written appraisal notice and form required by subsection (b) to all stockholders who satisfy the requirements of Section 10A-2A-13.21(a), (b), or (c). In the case of a merger under Section 10A-2A-11.05, the parent shall deliver an appraisal notice and form to all record stockholders who may be entitled to assert appraisal rights.
(b) The appraisal notice shall be delivered no earlier than the date the corporate action specified in Section 10A-2A-13.02(a) became effective, and no later than 10 days after that date, and must:
(1) supply a form that (i) specifies the first date of any announcement to stockholders made before the date the corporate action became effective of the principal terms of the proposed corporate action,

(ii) if the announcement was made, requires the stockholder asserting appraisal rights to certify whether beneficial ownership of those shares of stock for which appraisal rights are asserted was acquired before that date, and (iii) requires the stockholder asserting appraisal rights to certify that the stockholder did not vote for or consent to the transaction as to the class or series of stock for which appraisal is sought;
(2) state:
(i) where the form shall be sent and where certificates for certificated stock shall be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subsection (b)(2)(ii);
(ii) a date by which the corporation shall receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice is sent, and state that the stockholder shall have waived the right to demand appraisal with respect to the stock unless the form is received by the corporation by the specified date;
(iii) the corporation’s estimate of the fair value of the stock;
(iv) that, if requested in writing, the corporation will provide, to the stockholder so requesting, within 10 days after the date specified in subsection (b)(2)(ii) the number of stockholders who return the forms by the specified date and the total number of shares of stock owned by them; and
(v) the date by which the notice to withdraw under Section 10A-2A-13.23 shall be received, which date shall be within 20 days after the date specified in subsection (b)(2)(ii); and
(3) be accompanied by a copy of this Article 13.
Section 10A-2A-13.23
Perfection of rights; right to withdraw.
(a) A stockholder who receives notice pursuant to Section 10A-2A-13.22 and who wishes to exercise appraisal rights shall sign and return the form sent by the corporation and, in the case of certificated stock, deposit the stockholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to Section 10A-2A-13.22(b)(2)(ii). In addition, if applicable, the stockholder shall certify on the form whether the beneficial owner of the stock acquired beneficial ownership of the stock before the date required to be set forth in the notice pursuant to Section 10A-2A-13.22(b)(1)(i). If a stockholder fails to make this certification, the corporation may elect to treat the stockholder’s stock as after-acquired stock under Section 10A-2A-13.25. Once a stockholder deposits the certificates or, in the case of uncertificated stock, returns the signed forms, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection (b).
(b) A stockholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to Section 10A-2A-13.22(b)(2)(v). A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.
(c) A stockholder who does not sign and return the form and, in the case of certificated stock, deposit that stockholder’s stock certificates where required, each by the date set forth in the notice described in Section 10A-2A-13.22(b), shall not be entitled to payment under this Article 13.
Section 10A-2A-13.24
Payment.
(a) Except as provided in Section 10A-2A-13.25, within 30 days after the form required by Section 10A-2A-13.22(b)(2)(ii) is due, the corporation shall pay in cash to those stockholders who complied with Section 10A-2A-13.23(a) the amount the corporation estimates to be the fair value of their stock, plus interest.

(b) The payment to each stockholder pursuant to subsection (a) must be accompanied by:
(1)(i) financial statements of the corporation that issued the stock to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, and a cash flow statement for that year; provided that, if the annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information, and (ii) the latest interim financial statements of the corporation, if any;
(2) a statement of the corporation’s estimate of the fair value of the stock, which estimate shall equal or exceed the corporation’s estimate given pursuant to Section 10A-2A-13.22(b)(2)(iii); and
(3) a statement that stockholders described in subsection (a) have the right to demand further payment under Section 10A-2A-13.26 and that if any stockholder does not do so within the time period specified in Section 10A-2A-13.26(b), the stockholder shall be deemed to have accepted the payment under subsection (a) in full satisfaction of the corporation’s obligations under this Article 13.
Section 10A-2A-13.25
After-acquired stock.
(a) A corporation may elect to withhold payment required by Section 10A-2A-13.24 from any stockholder who was required to, but did not certify that beneficial ownership of all of the stockholder’s stock for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to Section 10A-2A-13.22(b)(1).
(b) If the corporation elects to withhold payment under subsection (a), it shall, within 30 days after the form required by Section 10A-2A-13.22(b)(2)(ii) is due, notify all stockholders who are described in subsection (a):
(1) of the information required by Section 10A-2A-13.24(b)(1);
(2) of the corporation’s estimate of fair value pursuant to Section 10A-2A-13.24(b)(2);
(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under Section 10A-2A-13.26;
(4) that those stockholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and
(5) that those stockholders who do not satisfy the requirements for demanding appraisal under Section 10A-2A-13.26 shall be deemed to have accepted the corporation’s offer.
(c) Within 10 days after receiving the stockholder’s acceptance pursuant to subsection (b)(4), the corporation shall pay in cash the amount it offered under subsection (b)(2) plus interest to each stockholder who agreed to accept the corporation’s offer in full satisfaction of the stockholder’s demand.
(d) Within 40 days after delivering the notice described in subsection (b), the corporation shall pay in cash the amount it offered to pay under subsection (b)(2) plus interest to each stockholder described in subsection (b)(5).
Section 10A-2A-13.26
Procedure if stockholder dissatisfied with payment or offer.
(a) A stockholder paid pursuant to Section 10A-2A-13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that stockholder’s estimate of the fair value of the stock and demand payment of that estimate (less any payment under Section 10A-2A-13.24) plus interest. A stockholder offered payment under Section 10A-2A-13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the stockholder’s stated estimate of the fair value of the stock plus interest.

(b) A stockholder who fails to notify the corporation in writing of that stockholder’s demand to be paid the stockholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under Section 10A-2A-13.24 or Section 10A-2A-13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.
Section 10A-2A-13.30
Court action.
(a) If a stockholder makes demand for payment under Section 10A-2A-13.26 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the stock and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each stockholder the amount the stockholder demanded pursuant to Section 10A-2A-13.26 plus interest.
(b) The corporation shall commence the proceeding in the designated court, and if none, the circuit court for the county in which the corporation’s principal office is located in this state, and if none in this state, in the circuit court for the county in which the corporation’s most recent registered office is located.
(c) The corporation shall make all stockholders (regardless of whether they are residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their stock, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The stockholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.
(e) Each stockholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the stockholder’s stock exceeds the amount paid by the corporation to the stockholder for the stock, plus interest, or (ii) for the fair value, plus interest, of the stockholder’s stock for which the corporation elected to withhold payment under Section 10A-2A-13.25.
Section 10A-2A-13.31
Court costs and expenses.
(a) The court in an appraisal proceeding commenced under Section 10A-2A-13.30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the stockholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds the stockholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
(b) The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable:
(1) against the corporation and in favor of any or all stockholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of Section 10A-2A-13.20, Section 10A-2A-13.22, Section 10A-2A-13.24, or Section 10A-2A-13.25; or
(2) against either the corporation or a stockholder demanding appraisal, in favor of any other party, if the court finds the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article 13.
(c) If the court in an appraisal proceeding finds that the expenses incurred by any stockholder were of substantial benefit to other stockholders similarly situated and that the expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the stockholders who were benefited.
(d) To the extent the corporation fails to make a required payment pursuant to Section 10A-2A-13.24, Section 10A-2A-13.25, or Section 10A-2A-13.26, the stockholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.
Section 10A-2A-13.40
Other remedies limited.
(a) The legality of a proposed or completed corporate action described in Section 10A-2A-13.02(a) may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a stockholder after the stockholders have approved the corporate action.
(b) Subsection (a) does not apply to a corporate action that:
(1) was not authorized and approved in accordance with the applicable provisions of:
(i) Article 9, 10, 11, or 12 of this chapter or Article 8 of Chapter 1;
(ii) the certificate of incorporation or bylaws; or
(iii) the resolution of the board of directors authorizing the corporate action;
(2) was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;
(3) is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in Section 10A-2A-8.60 and has been approved by the stockholders in the same manner as is provided in Section 10A-2A-8.60 as if the interested transaction were a director’s conflicting interest transaction; or
(4) is approved by less than unanimous consent of the voting stockholders pursuant to Section 10A-2A-7.04 if:
(i) the challenge to the corporate action is brought by a stockholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected; and
(ii) the proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the stockholder bringing the proceeding.

Annex D
PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2021

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2021

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors
Progress Financial Corporation
Huntsville, Alabama
Opinion
We have audited the consolidated financial statements of Progress Financial Corporation and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 25, 2022 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Progress Financial Corporation and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Progress Financial Corporation and Subsidiary’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•
Exercise professional judgement and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Progress Financial Corporation and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
Birmingham, Alabama
March 25, 2022

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(Dollars in thousands, except per share amounts)
	2021	2020
Assets
Cash and due from banks	$51,926	$12,345
Interest-bearing deposits in banks	29,614	334
Federal funds sold	274,228	210,148
Cash and cash equivalents	355,768	222,827
Securities available for sale	96,673	55,674
Restricted equity securities	790	1,088
Loans held for sale	16,223	66,929
Loans	1,232,412	1,163,832
Less allowance for loan losses	13,061	12,022
Loans, net	1,219,351	1,151,810
Premises and equipment	15,986	13,831
Bank owned life insurance	39,767	29,618
Investment in income tax credits	6,738	8,062
Foreclosed assets	113	—
Core deposit intangible	1,128	1,333
Goodwill	17,465	17,465
Other assets	10,287	10,752
Total assets	$1,780,289	$1,579,389
Liabilities and Stockholders’ Equity
Liabilities:
Deposits
Noninterest-bearing	$422,013	$297,741
Interest-bearing	1,161,921	1,098,961
Total deposits	1,583,934	1,396,702
Repurchase agreements	12,945	9,226
Subordinated debentures	—	5,391
Other liabilities	2,398	5,760
Total liabilities	1,599,277	1,417,079
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock, $1 par value, 20,000,000 shares authorized; 11,418,851 and 11,184,818 shares issued; 10,938,887 and 10,806,852 shares outstanding, respectively	11,419	11,185
Capital surplus	105,707	102,074
Retained earnings	72,683	54,680
Accumulated other comprehensive income	669	1,629
Treasury stock, at cost	(8,219)	(6,289)
Unvested restricted stock	(1,247)	(969)
Total stockholders’ equity	181,012	162,310
Total liabilities and stockholders’ equity	$1,780,289	$1,579,389
See Notes to Consolidated Financial Statements.

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Dollars in thousands, except per share amounts)
	2021	2020
Interest income:
Loans, including fees	$57,827	$56,333
Taxable securities	396	219
Nontaxable securities	1,106	1,120
Other interest income	334	425
Total interest income	59,663	58,097
Interest expense:
Deposits	6,212	9,995
Other borrowings and repurchase agreements	75	149
Subordinated debentures	109	412
Total interest expense	6,396	10,556
Net interest income	53,267	47,541
Provision for loan losses	925	4,015
Net interest income after provision for loan losses	52,342	43,526
Other income:
Service charges on deposit accounts	377	479
Mortgage division income	11,720	10,757
Investment and insurance services	6,256	4,326
Bank owned life insurance	1,343	706
Net gain on sale of securities available for sale	677	480
Other operating income	1,064	1,382
Total other income	21,437	18,130
Other expenses:
Salaries and employee benefits	33,874	28,701
Equipment and occupancy expenses	4,507	3,973
Other operating expenses	9,531	7,487
Total other expenses	47,912	40,161
Income before income tax expense	25,867	21,495
Income tax expense	5,595	4,782
Net income	$20,272	$16,713
Basic earnings per share	$1.78	$1.55
Diluted earnings per share	$1.77	$1.53
See Notes to Consolidated Financial Statements.

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Dollars in thousands, except per share amounts)
	2021	2020
Net income	$20,272	$16,713
Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available for sale arising during the period, net of tax (benefit) of ($161) and $450, respectively	(459)	1,282
Reclassification adjustment for net gain on sale of securities realized in net income, net of tax of $176 and $124, respectively	(501)	(356)
Other comprehensive income (loss)	(960)	926
Comprehensive income	$19,312	$17,639
See Notes to Consolidated Financial Statements.

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Dollars in thousands, except per share amounts)
	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Unvested Restricted Stock	Total Stockholders’ Equity
	Shares	Par Value				Shares	Cost
Balance, December 31, 2019	10,950,457	$10,950	$98,584	$39,907	$703	190,010	$(2,773)	$(724)	$146,647
Net income	—	—	—	16,713	—	—	—	—	16,713
Exercise of stock options	176,361	177	1,931	—	—	—	—	—	2,108
Grants of restricted stock	58,000	58	979	—	—	—	—	(1,037)	—
Stock-based compensation	—	—	443	—	—	—	—	792	1,235
Purchase of treasury stock	—	—	—	—	—	212,901	(3,827)	—	(3,827)
Sale of treasury stock	—	—	137	—	—	(24,945)	311	—	448
Dividends ($0.21 per share)	—	—	—	(1,940)	—	—	—	—	(1,940)
Other comprehensive income	—	—	—	—	926	—	—	—	926
Balance, December 31, 2020	11,184,818	11,185	102,074	54,680	1,629	377,966	(6,289)	(969)	162,310
Net income	—	—	—	20,272	—	—	—	—	20,272
Exercise of stock options	173,532	173	2,014	—	—	—	—	—	2,187
Grants of restricted stock	60,501	61	1,041	—	—	—	—	(1,102)	—
Stock-based compensation	—	—	557	—	—	—	—	824	1,381
Purchase of treasury stock	—	—	—	—	—	105,798	(1,978)	—	(1,978)
Sale of treasury stock	—	—	21	—	—	(3,800)	48	—	69
Dividends ($0.25 per share)	—	—	—	(2,269)	—	—	—	—	(2,269)
Other comprehensive loss	—	—	—	—	(960)	—	—	—	(960)
Balance, December 31, 2021	11,418,851	$11,419	$105,707	$72,683	$669	479,964	$(8,219)	$(1,247)	$181,012
See Notes to Consolidated Financial Statements.

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Dollars in thousands, except per share amounts)
	2021	2020
OPERATING ACTIVITIES
Net income	$20,272	$16,713
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and software amortization	1,019	911
Net amortization on securities	457	552
Provision for loan losses	925	4,015
Amortization of tax credit investments	1,324	1,434
Amortization of core deposit intangible	205	205
Accretion of discounts on purchased loans	(316)	(299)
Deferred income taxes	(409)	(657)
Gain on sale of securities available for sale, net	(677)	(480)
Stock-based compensation	1,381	1,235
Net (increase) decrease in loans held for sale	50,706	(58,232)
(Increase) decrease in interest receivable	40	(778)
Decrease in interest payable	(113)	(269)
Income from bank owned life insurance	(723)	(707)
Net decrease in advance compensation agreements	—	391
Net other operating activities	(2,036)	1,104
Net cash provided by (used in) operating activities	72,055	(34,862)
INVESTING ACTIVITIES
Purchase of securities available for sale	(61,403)	(19,645)
Proceeds from sales of securities available for sale	13,639	16,353
Proceeds from maturities and calls of securities available for sale	5,688	4,549
Purchase of bank owned life insurance	(10,000)	(584)
Bank owned life insurance death benefits	574	—
Net redemptions of restricted equity securities	298	1,242
Net increase in loans	(68,263)	(207,360)
Proceeds from sale of foreclosed assets	—	25
Proceeds from sale of premises, equipment and software	—	11
Purchase of premises, equipment and software	(3,194)	(4,428)
Net cash used in investing activities	(122,661)	(209,837)
FINANCING ACTIVITIES
Net increase in deposits	187,210	384,594
Increase in repurchase agreements	3,719	2,963
Advances from other borrowings	—	15,000
Repayment of other borrowings	—	(51,000)
Repayment of subordinated debentures	(5,391)	—
Dividends paid	(2,269)	(1,940)
Proceeds from the exercise of stock options and warrants	2,187	2,108
Purchase of treasury stock	(1,978)	(3,827)
Sale of treasury stock	69	448
Net cash provided by financing activities	183,547	348,346
Net increase in cash and cash equivalents	132,941	103,647
Cash and cash equivalents at beginning of year	222,827	119,180
Cash and cash equivalents at end of year	$355,768	$222,827
SUPPLEMENTAL DISCLOSURE
Cash paid during the year for:
Interest	$6,509	$10,824
Income taxes	$5,629	$4,103
NONCASH TRANSACTIONS
Transfer of loans into foreclosed assets	$113	$25
See Notes to Consolidated Financial Statements.

PROGRESS FINANCIAL CORPORATION
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
Progress Financial Corporation (the “Company”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, Progress Bank and Trust (the “Bank”). The Bank is an Alabama state-chartered commercial bank with its headquarters in Huntsville, Alabama. Additionally, in Alabama, we have full service branches in Decatur, Madison, Florence, Daphne and two in Birmingham as well as a loan production and deposit production office in Tuscaloosa. In Florida, there are full service branches in Destin, Inlet Beach, and Santa Rosa. We also have a loan production and deposit production office in Panama City, Florida. The Bank operates as a community bank emphasizing prompt personalized customer service to individuals and businesses located in Alabama and the panhandle of Florida.
Basis of Presentation and Accounting Estimates
The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and balances have been eliminated in consolidation.
In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of deferred income taxes, valuation of foreclosed assets and the fair value of financial instruments.
The Company has evaluated all transactions, events, and circumstances for consideration or disclosure through March 25, 2022, the date these financial statements were available to be issued, and has reflected or disclosed those items within the consolidated financial statements and related footnotes as deemed appropriate.
Cash, Cash Equivalents and Cash Flows
For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, cash items in process of collection, interest-bearing deposits in banks and federal funds sold. Cash flows from loans held for sale, loans, deposits and repurchase agreements are reported net.
The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.
Cash and Cash Equivalent Restrictions
The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. Effective March 26, 2020, the Federal Reserve Bank reduced the reserve requirement to zero, although it did reserve the right to implement a reserve requirement at a future date.
The Company is required to pledge cash balances against its derivative contracts according to collateral requirements of the counterparties. The total of those balances pledged at December 31, 2021 and 2020 was $5,281 and $4,338, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Securities
All securities are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
The Company evaluates investment securities for other-than-temporary impairment (OTTI) using relevant accounting guidance on a regular basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer including an evaluation of credit ratings, (3) the impact of changes in market interest rates, (4) the intent of the Company to sell a security, and (5) whether it is more likely than not the Company will have to sell the security before recovery of its cost basis. If the Company intends to sell an impaired security, or if it is more likely than not the Company will have to sell the security before recovery of its cost basis, the Company records an other-than-temporary loss in an amount equal to the entire difference between fair value and amortized cost in earnings. Otherwise, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income (loss).
Restricted Equity Securities
The Company is required to maintain an investment in capital stock in the Federal Home Loan Bank of Atlanta for business affiliation purposes. Based on redemption provisions, the stock has no quoted market value and is carried at cost. At its discretion, the entity may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in this stock.
Loans Held For Sale
Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value (LOCOM) in the aggregate. For loans carried at LOCOM, gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income upon sale of the loans. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The estimated fair value of loans held for sale is based on independent third party quoted prices.
The Company uses derivatives to hedge interest rate exposures associated with loans held for sale. The Company regularly enters into derivative financial instruments in the form of interest rate lock commitments and forward sales contracts as part of its normal asset/liability management strategies. The Company’s obligations under forward sales contracts consist of “best effort” commitments to deliver mortgage loans originated in the secondary market at a future date. Interest rate lock commitments related to loans that are originated for later sale are also classified as derivatives. In the normal course of business, the Company regularly extends these interest rate lock commitments to customers during the loan origination process. These interest rate lock and forward sales commitments qualify as derivatives; however, the fair values and changes in fair values of these derivatives during the years ended December 31, 2021 and 2020 did not have a material impact on the Company’s financial position or results of operations and have not been recorded.
Loans
Loans are reported at their outstanding principal balances net of deferred loan fees and costs and less the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Certain loan origination fees and costs are deferred and recognized as an adjustment of the related loan yield over the life of the loan.
The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. Past due status is based on contractual terms of the loan. In all

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms generally for a period of not less than six months.
A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Loans, for which the terms have been modified at the borrower’s request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.
Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not generally classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.
Allowance for Loan Losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.
The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for other qualitative factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the experience and ability of lending personnel and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
management; (7) effectiveness of the Company’s loan policies, procedures and internal controls; (8) the loan review system and oversight of the Board of Directors.
Troubled Debt Restructurings
A loan is considered a troubled debt restructuring (TDR) based on individual facts and circumstances. The Company designates loan modifications as TDRs when for economic or legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider. These concessions may include rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses.
In determining whether a borrower is experiencing financial difficulties, the Company considers if the borrower is in payment default or would be in payment default in the foreseeable future without the modification, the borrower declared or is in the process of declaring bankruptcy, the borrower’s projected cash flows will not be sufficient to service any of its debt, or the borrower cannot obtain funds from sources other than the Company at a market rate for debt with similar risk characteristics.
In determining whether the Company has granted a concession, the Company assesses, if it does not expect to collect all amounts due, whether the current value of the collateral will satisfy the amounts owed, whether additional collateral or guarantees from the borrower will serve as adequate compensation for other terms of the restructuring, and whether the borrower otherwise has access to funds at a market rate for debt with similar risk characteristics.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Premises and Equipment
Premises, including buildings, leasehold improvements, and equipment are carried at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter as indicated in the table below. Expected lease terms include lease option periods to the extent that the exercise of such options is reasonably assured.
Years
Buildings	39
Leasehold improvements	15 – 20
Furniture and equipment	3 – 10
Foreclosed Assets
Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of fair value or the recorded amount of the asset less estimated costs to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and any subsequent adjustments to the carrying value are expensed. The Company had no foreclosed assets categorized as residential real estate at December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Goodwill
Goodwill represents the excess of the amount paid over the fair value of the net assets at the date of acquisition. Goodwill is subject to an annual evaluation of impairment. If desired, the Company can assess qualitative factors to determine if comparing the carrying value of the reporting unit to its fair value is necessary. Should the fair value be less than the carrying value, an impairment write-down would be recorded. Based on its assessment of qualitative factors, the Company determined that no impairment existed at December 31, 2021. Therefore, no calculation of the fair value of the reporting unit was performed.
Core Deposit Intangible
The core deposit intangible was acquired in connection with the First Partners Financial, Inc. acquisition. The core deposit intangible is initially recognized based on a valuation of acquired deposits, performed as of the acquisition date. The core deposit intangible is amortized over the average remaining life of the acquired customer deposits, or approximately 10 years. The intangible asset was evaluated by the Company for impairment as of December 31, 2021 and based on that evaluation there was no impairment.
The following table provides a summary of the Company’s core deposit intangible asset:
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 31, 2021 Core deposit intangible	$2,050	$(922)	$1,128
December 31, 2020 Core deposit intangible	$2,050	$(717)	$1,333
Amortization expense related to core deposit intangibles was $205 for the year ended December 31, 2021. The estimated amortization expense related to core deposit intangible assets for future periods is summarized as follows:
2022	$204
2023	204
2024	204
2025	204
2026	204
Thereafter	108
Total	$1,128
Derivative Instruments
All derivative instruments are recorded on the consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings in the period of change. None of the derivative instruments utilized by the Company have been designated as a hedge. All derivative assets and liabilities are accounted for as trading assets or trading liabilities.
Income Taxes
Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.
Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.
Stock Compensation Plans
Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, warrants and restricted stock.
The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. A Black-Scholes-Merton model is used to estimate the fair value of stock warrants and options. Stock compensation cost for restricted stock awards is based on the estimated fair value of the stock on the date of grant.
Treasury Stock
The Company’s acquisition of shares of its common stock is recorded at cost as treasury stock and result in a reduction of stockholders’ equity. When treasury shares are reissued, the Company uses a first-in, first-out method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.
Earnings Per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive stock options were exercised and resulted in the issuance of common stock. Earnings per share was calculated under the treasury stock method for the years ended December 31, 2021 and 2020. The company paid cash dividends of $0.25 and $0.21 per share in the years ended December 31, 2021 and 2020, respectively.
A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations is presented below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
	Years Ended December 31,
	2021	2020
Weighted-average common shares outstanding	11,365,596	10,784,160
Net income	$20,272	$16,713
Basic earnings per share	$1.78	$1.55
Weighted-average common shares outstanding	11,365,596	10,784,160
Dilutive effects of assumed conversions and exercise of stock options	105,954	118,585
Weighted-average common and dilutive potential common shares outstanding	11,471,550	10,902,745
Net income	$20,272	$16,713
Diluted earnings per share	$1.77	$1.53
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.
Fair Value of Financial Instruments
Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.
Bank-Owned Life Insurance
Bank-owned life insurance (BOLI) is an institutionally priced insurance product that is specifically designed for purchase by insured depository institutions. BOLI is a life insurance policy purchased by the Company on certain employees, with the Company being listed as the primary beneficiary. The carrying value of BOLI is recorded at the cash surrender value of the policies, net of any applicable surrender charges. The carrying value of BOLI included in the consolidated balance sheets at December 31, 2021 and 2020 was $39,767 and $29,618, respectively. Changes in the value of BOLI are included in the consolidated statements of income.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This will require lessees to recognize assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of use asset representing its right to use the underlying asset for the lease term. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2021, for non public business entities (PBE). The amendment should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new guidance will apply to most financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
assets measured at amortized cost and certain other instruments including loans, debt securities held to maturity, net investments in leases and off-balance sheet credit exposures. The guidance will replace the current incurred loss accounting model that delays recognition of a loss until it is probable a loss has been incurred with an expected loss model that reflects expected credit losses based upon a broader range of estimates including consideration of past events, current conditions and supportable forecasts. The guidance also eliminates the current accounting model for purchased credit impaired loans and debt securities. For securities available for sale, credit losses are to be recognized as allowances rather than reductions in the amortized cost of the securities, which will require re-measurement of the related allowance at each reporting period. The guidance includes enhanced disclosure requirements intended to help financial statement users better understand estimates and judgments used in estimating credit losses. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. However, entities can apply these amendments as early as fiscal years beginning after December 15, 2018. The Company is evaluating the impact to its consolidated financial statements upon adoption.
NOTE 2.   SECURITIES
The amortized cost and fair value of securities are summarized as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale December 31, 2021:
U.S. Government sponsored agency securities	$10,000	$1	$(18)	$9,983
State and municipal securities	65,190	1,586	(295)	66,481
Corporate securities	1,000	—	(19)	981
Mortgage-backed securities	19,579	—	(351)	19,228
	$95,769	$1,587	$(683)	$96,673
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020: U.S. Government sponsored agency securities	$54	$—	$—	$54
State and municipal securities	49,118	2,203	—	51,321
Mortgage-backed securities	4,301	4	(6)	4,299
	$53,473	$2,207	$(6)	$55,674
Securities with a carrying value of $41,139 and $39,897 at December 31, 2021 and 2020, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.
The amortized cost and fair value of securities available for sale as of December 31, 2021 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 2.   SECURITIES (Continued)
	Securities Available for Sale
	Amortized Cost	Fair Value
Due from one to five years	$145	$145
Due from five to ten years	12,439	12,424
Due after ten years	63,606	64,876
Mortgage-backed securities	19,579	19,228
	$95,769	$96,673
Gains and losses on sales of securities available for sale consist of the following:
	Years Ended December 31,
	2021	2020
Gross gains on sales	$688	$480
Gross losses on sales	(11)	—
Net realized gains	$677	$480
Restricted equity securities consist of the following:
	December 31,
	2021	2020
Federal Home Loan Bank of Atlanta	$790	$1,088
Temporarily Impaired Securities
The following tables show the gross unrealized losses and fair value of the Company’s securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2021 and 2020.
Available for sale securities that have been in a continuous unrealized loss position are as follows:
	Less Than Twelve Months		Over Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
December 31, 2021:
U.S. Government agencies	$4,982	$(18)	$—	$—	$(18)
State and municipal securities	23,236	(295)	—	—	(295)
Corporate other securities	981	(19)	—	—	(19)
Mortgage-backed securities	18,953	(344)	275	(7)	(351)
Total temporarily impaired securities	$48,152	$(676)	$275	$(7)	$(683)
December 31, 2020:
State and municipal securities	$657	$—	$—	$—	$—
Mortgage-backed securities	1,694	(6)	—	—	(6)
Total temporarily impaired securities	$2,351	$(6)	$—	$—	$(6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 2.   SECURITIES (Continued)
The unrealized losses on sixty three of the Company’s investment securities were due to increases in market interest rates. The decline in market value is attributable to changes in the interest rate environment and not from a deterioration of credit quality. All contractually obligated cash flows are expected to be received and it is unlikely that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. As of December 31, 2021, there is one security held by the Company that has been in an unrealized loss position for twelve months or longer. This security was issued by the Government National Mortgage Association (GNMA), providing a government guarantee of timely payments. Therefore, there is no credit risk associated with the investment and no risk to principal. For these reasons, the Company does not consider these securities to be anything other-than-temporarily impaired as of December 31, 2021.
Other-Than-Temporary Impairment
Upon acquisition of a security, the Company evaluates for impairment under the accounting guidance for investments in debt and equity securities. The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Factors included in the evaluation process are: the length of time and the extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2021 and 2020, no securities within the Company’s investment securities portfolio were considered other-than-temporarily impaired.
NOTE 3.   LOANS
Portfolio Segments and Classes
The composition of loans, excluding loans held for sale, is summarized as follows:
	December 31,
	2021	2020
Real estate mortgages:
Construction and land development	$171,862	$139,317
1-4 family residential first mortgages	201,952	153,053
Home equity lines of credit	69,381	62,753
Commercial, owner occupied	263,593	230,092
Commercial, other	212,478	188,404
Other	27,845	30,013
Commercial and industrial	248,093	324,990
Consumer installment and other	37,208	35,210
	1,232,412	1,163,832
Allowance for loan losses	(13,061)	(12,022)
Loans, net	$1,219,351	$1,151,810
Included in the above loan totals by category at December 31, 2021 and 2020 were ($338) and ($170), respectively, of net deferred loan (fees) costs on originated loans. At December 31, 2021 and 2020, there was also $649 and $965, respectively, of purchased loan discounts on loans included in the above loan totals by category. These acquired loans were initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
For purposes of the disclosures required pursuant to ASC 310, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are three loan portfolio segments that include real estate, commercial, and consumer. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and the Company’s method for monitoring and assessing credit risk. Classes within the real estate portfolio segment include construction and land development, 1-4 family residential first mortgage loans, home equity lines of credit, commercial real estate loans, and other. The portfolio segments of non-real estate commercial and industrial loans and consumer loans have not been further segregated by class.
The following describe risk characteristics relevant to each of the portfolio segments and classes:
Real estate — As discussed below, the Company offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:
•
Construction and land development loans are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

•
1-4 family residential first mortgage loans and home equity lines of credit, which includes commercial lines of credit secured by 1-4 family residential property, are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

•
Commercial real estate loans include both owner-occupied commercial real estate loans and other commercial real estate loans secured by income producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties.

•
Other real estate mortgage loans include 1-4 family junior liens, loans secured by farmland and multi-family residential loans. These are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.

Commercial and industrial — The commercial loan portfolio segment includes commercial and industrial loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.
Consumer installment and other — The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and agricultural loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.
Credit Risk Management and the Special Assets Division are both involved in the credit risk management process and assess the accuracy of risk ratings, the quality of the portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits. The Company has taken a number of measures to manage the portfolios and reduce risk, particularly in the more problematic portfolios.
The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.
Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in the management of each portfolio segment. For the consumer portfolio segment, the risk management process focuses on managing customers who become delinquent in their payments. For the commercial and real estate portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit quality of the portfolios. To insure problem credits are identified on a timely basis, portfolio reviews are conducted to assess the larger adversely rated credits for proper risk rating and accrual status.
Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Chief Credit Officer, Directors Loan Committee and the Board of Directors.
The following risk grade categories are utilized by management to analyze and manage the credit quality and risk of the loan portfolio:
•
Pass — The pass category contains the four highest loan grades: Minimal Risk, High Quality, Above Average and Average. Minimal Risk has minimal to no risk. These loans have excellent sources of repayment, with no identifiable risk of collection. They conform generally to all respects of the Company’s policy, and to both federal and state regulation. These loans are to persons or entities of strong financial condition, above average liquidity, and who have unquestionable credit quality. High Quality has a modest degree of risk and the margin of protection is good. Loans in this category must be supported by superior quality financial information supporting exceptional cash flow relative to debt service, and exceptional overall financial strength in their balance sheet. The borrower must have an excellent credit record, as demonstrated by repeated performance. Other elements of strength, such as, liquidity, stability of margins and cash flows, diversity of assets, and lack of dependence on one type of business should be present. Above Average is a very good quality credit. This category may include short term unsecured loans to borrowers having exceptional financial strength. These loans must be supported by current financial information, with cash flow, profits, strong balance sheet, good asset quality, stable trends, strong management, industry trends, and borrower credit history to support the rating. Average are loans to persons or entities with a good to average financial condition, adequate collateral margins, adequate cash flow to service long term debt and net worth comprised mainly of fixed assets are included in this category. These entities are good to minimally profitable now, with projections indicating continued profitability into the foreseeable future. A loss year or declining earnings trends may occur; however, these borrowers still have sufficient strength and financial flexibility to offset those events.

•
Watch — The watch loan category is categorized into two subsets as follows: Watch/Acceptable loans have some demonstrated weakness, although not excessive. These loans have some risk, and are designated as the informal “Watch List”. This category includes loans to borrowers with limited negative credit history, collateralized loans with higher than normal LTV ratios, limited liquidity, or loans with extended terms and low reductions. This category also includes loans that may have shown early signs of distress such as: account delinquency, NSF and overdraft activity, unusually large or frequent loan requests, difficult to contact, unexpected sale of assets, cost overruns on projects, slow absorption on real estate projects, temporary losses, or insufficient cash flow from operations or non-recurring causes. Watch/Special Mention loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company’s credit position at some future date. Special Mention assets are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. Assets that could be included in this category include

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
loans that have developed credit weaknesses since origination as well as those that were originated with such weaknesses.
•
Substandard loans have well-defined weaknesses, which can jeopardize the orderly liquidation of the debt. Loans to these borrowers are inadequately protected by the sound worth and paying capacity of the borrower or the collateral pledged. This classification places the loan on the Company’s Watch List and requires special attention. This grade is assigned to loans with poor performance, payment delinquencies, and inability to control collateral or an inability to obtain necessary financial statements or loan documents from the borrower. Loss is not likely but the Company has taken extraordinary actions to protect its position and insure repayment.

•
Doubtful — Borrowers classified as doubtful have all the weaknesses inherent in the substandard loan with the added characteristic that the weakness makes collection or liquidation in full, on the basis of current existing facts, conditions and values, highly questionable or improbable. These are poor quality loans in which neither the collateral, nor the financial condition of the borrower presently ensure collection in full in a reasonable period of time, and in which there may be permanent impairment in the collateral securing the loan. The specific loss cannot be determined due to certain reasonable pending factors, which may strengthen the credit in the near term. These loans are in a workout status and should have a defined workout strategy.

•
Loss — Borrowers are deemed incapable of repayment. These loans are characterized by severe delinquencies, and collateral is considered to have such little value that continuance as active assets of the Company is not warranted. Possible future recovery or salvage is generally not a sufficient reason to avoid writing off the entire asset. Consequently, the Company typically does not maintain a recorded investment in loans within this category.

The following tables summarize the risk categories, as defined above, of the Company’s loan portfolio by portfolio segment and class based upon on the most recent analysis performed as of December 31, 2021 and 2020:
	Pass	Watch/ Acceptable	Watch/ Special Mention	Substandard	Doubtful	Total
December 31, 2021
Real estate mortgages:
Construction and land development	$168,735	$2,098	$—	$1,029	$—	$171,862
1-4 family residential first mortgages	196,088	4,406	322	1,136	—	201,952
Home equity lines of credit	68,048	1,240	67	26	—	69,381
Commercial, owner-occupied	251,959	11,198	112	324	—	263,593
Commercial, other	208,167	1,705	2,606	—	—	212,478
Other	27,619	95	131	—	—	27,845
Commercial and industrial	231,728	5,831	5,683	4,797	54	248,093
Consumer installment and other	36,601	545	62	—	—	37,208
Total:	$1,188,945	$27,118	$8,983	$7,312	$54	$1,232,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
	Pass	Watch/ Acceptable	Watch/ Special Mention	Substandard	Doubtful	Total
December 31, 2020
Real estate mortgages:
Construction and land development	$136,421	$2,619	$—	$277	$—	$139,317
1-4 family residential first mortgages	145,902	4,544	425	2,182	—	153,053
Home equity lines of credit	59,536	2,500	221	496	—	62,753
Commercial, owner-occupied	218,055	10,774	1,044	219	—	230,092
Commercial, other	181,708	4,576	199	1,921	—	188,404
Other	29,856	125	32	—	—	30,013
Commercial and industrial	311,711	7,105	1,801	4,373	—	324,990
Consumer installment and other	34,381	764	65	—	—	35,210
Total:	$1,117,570	$33,007	$3,787	$9,468	$—	$1,163,832

Past Due Loans
A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, the Company places loans on non-accrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. The following tables present the aging of the recorded investment in loans and leases by portfolio segment and class as of December 31, 2021 and 2020:
		Past Due Status (Accruing Loans)
	Current	30 – 59 Days	60 – 89 Days	90+ Days	Total Past Due	Nonaccrual	Total
December 31, 2021
Real estate mortgages:
Construction and land development	$171,862	$—	$—	$—	$—	$—	$171,862
1-4 family residential first mortgages	201,402	119	—	—	119	431	201,952
Home equity lines of credit	69,381	—	—	—	—	—	69,381
Commercial, owner-occupied	263,593	—	—	—	—	—	263,593
Commercial, other	212,478	—	—	—	—	—	212,478
Other	27,845	—	—	—	—	—	27,845
Commercial and industrial	248,008	14	71	—	85	—	248,093
Consumer installment and other	37,208	—	—	—	—	—	37,208
Total:	$1,231,777	$133	$71	$—	$204	$431	$1,232,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
		Past Due Status (Accruing Loans)
	Current	30 – 59 Days	60 – 89 Days	90+ Days	Total Past Due	Nonaccrual	Total
December 31, 2020
Real estate mortgages:
Construction and land development	$139,317	$170	$—	$—	$170	$—	$139,487
1-4 family residential first mortgages	151,783	789	—	—	789	481	153,053
Home equity lines of credit	62,597	—	—	—	—	156	62,753
Commercial, owner-occupied	229,806	173	—	—	173	113	230,092
Commercial, other	188,404	—	—	—	—	—	188,404
Other	30,013	—	—	—	—	—	30,013
Commercial and industrial	324,875	115	—	—	115	—	324,990
Consumer installment and other	35,210	—	—	—	—	—	35,210
Total:	$1,162,005	$1,247	$—	$—	$1,247	$750	$1,164,002

Allowance for Loan Losses
The following tables detail activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2021 and 2020. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.
	Real Estate	Commercial	Consumer	Total
December 31, 2021
Allowance for loan losses:
Balance, beginning of year	$8,487	$3,292	$243	$12,022
Provision (credit) for loan losses	1,713	(853)	65	925
Loans charged off	—	—	—	—
Recoveries of loans previously charged off	8	105	1	114
Balance, end of year	$10,208	$2,544	$309	$13,061
Ending balance: individually evaluated for impairment	$—	$246	$—	$246
Ending balance: collectively evaluated for impairment	10,208	2,298	309	12,815
Total ending balance	$10,208	$2,544	$309	$13,061
Loans:
Ending balance: individually evaluated for impairment	$711	$3,076	$—	$3,787
Ending balance: collectively evaluated for impairment	946,400	245,017	37,208	1,228,625
Total ending balance	$947,111	$248,093	$37,208	$1,232,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
	Real Estate	Commercial	Consumer	Total
December 31, 2020
Allowance for loan losses:
Balance, beginning of year	$5,364	$2,799	$147	$8,310
Provision for loan losses	3,252	655	108	4,015
Loans charged off	(147)	(174)	(12)	(333)
Recoveries of loans previously charged off	18	12	—	30
Balance, end of year	$8,487	$3,292	$243	$12,022
Ending balance: individually evaluated for impairment	$1	$497	$—	$498
Ending balance: collectively evaluated for impairment	8,486	2,795	243	11,524
Total ending balance	$8,487	$3,292	$243	$12,022
Loans:
Ending balance: individually evaluated for impairment	$1,037	$3,310	$—	$4,347
Ending balance: collectively evaluated for impairment	802,595	321,680	35,210	1,159,485
Total ending balance	$803,632	$324,990	$35,210	$1,163,832

Impaired Loans
A loan held for investment is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. The following tables detail impaired loans, by portfolio segment and class as of December 31, 2021 and 2020:
	Recorded Investment	Unpaid Principal Balance	Related Allowance for Loan Losses	Average Recorded Investment	Interest Income Recognized
December 31, 2021
With no related allowance recorded:
Real estate mortgages:
Construction and land development	$—	$—	$—	$—	$—
1-4 family residential first mortgages	431	431	—	456	—
Home equity lines of credit	10	10	—	10	1
Commercial, owner occupied	270	270	—	275	17
Commercial, other	—	—	—	—	—
Other	—	—	—	—	—
Commercial and industrial	2,770	2,770	—	2,770	91
Consumer installment and other	—	—	—	—	—
Total with no related allowance recorded	3,481	3,481	—	3,511	109
With an allowance recorded:
Real estate mortgages:
Construction and land development	—	—	—	—	—
1-4 family residential first mortgages	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—
Commercial, owner occupied	—	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
	Recorded Investment	Unpaid Principal Balance	Related Allowance for Loan Losses	Average Recorded Investment	Interest Income Recognized
Commercial, other	—	—	—	—	—
Other	—	—	—	—	—
Commercial and industrial	306	306	246	324	48
Consumer installment and other	—	—	—	—	—
Total with an allowance recorded	306	306	246	324	48
Total impaired loans:	$3,787	$3,787	$246	$3,835	$157
December 31, 2020
With no related allowance recorded:
Real estate mortgages:
Construction and land development	$277	$277	$—	$277	$16
1-4 family residential first mortgages	481	481	—	493	—
Home equity lines of credit	166	166	—	168	4
Commercial, owner occupied	—	—	—	—	—
Commercial, other	—	—	—	—	—
Other	—	—	—	—	—
Commercial and industrial	195	195	—	195	5
Consumer installment and other	—	—	—	—	—
Total with no related allowance recorded	1,119	1,119	—	1,133	25
With an allowance recorded:
Real estate mortgages:
Construction and land development	—	—	—	—	—
1-4 family residential first mortgages	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—
Commercial, owner occupied	113	248	1	203	5
Commercial, other	—	—	—	—	—
Other	—	—	—	—	—
Commercial and industrial	3,115	3,115	497	3,133	134
Consumer installment and other	—	—	—	—	—
Total with an allowance recorded	3,228	3,363	498	3,336	139
Total impaired loans:	$4,347	$4,482	$498	$4,469	$164

Purchased Non-Impaired Loan Discounts
Purchased non-impaired loans are accounted for under ASC 310-20, with the difference between the fair value and unpaid principal balance of the loan at the acquisition date amortized or accreted into interest income over the estimated life of the loans. Changes in the purchased loan discounts on the purchased non-impaired loans for the year ended December 31, 2021 were as follows:
Balance, beginning of year	$965
Accretion into interest income	(316)
Balance, end of year	$649

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 3.   LOANS (Continued)
Troubled Debt Restructurings
At December 31, 2021 and 2020, impaired loans included loans that were classified as Troubled Debt Restructurings (TDRs). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession. As of December 31, 2021 and 2020, there were $3,500 and $3,756, respectively, in outstanding TDRs that were impaired. The Bank did not modify any loans as TDRs during 2021. One TDR paid off on March 1, 2021. As of December 31, 2021 there was one TDR loan in default totaling $431.
U.S. Small Business Administration Paycheck Protection Program
The Company participated in the Paycheck Protection Program (PPP), a loan program originated from the Coronavirus Aid, Relief, and Economic Security (CARES) Act and subsequently expanded by the Paycheck Protection Program and Health Care Enhancement Act (PPPHCEA). The PPP provided loans of up to $10 million to small businesses affected by economic conditions resulting from the COVID-19 pandemic to provide cash-flow assistance to employers for maintaining their payroll (including healthcare and certain related expenses), mortgage interest, rent, leases, utilities and interest on existing debt during the COVID-19 emergency. PPP loans carry an interest rate of 1% and a maturity of two or five years.
Under this program, the Company provided approximately $273 million in funding to 3,172 customers. The average PPP loan was approximately $86,000. As compensation for originating the loans, the Company received lender fees from the U.S. Small Business Administration (SBA) totaling approximately $5.1 million in 2021 and $6.9 million in 2020. Processing fees per loan range from 1% to 50% based on the size of the loan and were recognized into interest income during 2021.
These PPP loans are fully guaranteed by the SBA and are not included in the Company’s allowance for loan losses calculation. If the borrower meets certain criteria and uses the proceeds toward eligible expenses in accordance with the requirements of the PPP, the borrower’s obligation to repay the loan can be forgiven up to the full principal amount of the loan plus any accrued interest. Upon borrower forgiveness, the SBA pays the Company for the principal and accrued interest owed on the loan. If the full principal of the loan is not forgiven, the loan will operate according to the original loan terms with the SBA guaranty remaining in place. Approximately $12 million in PPP loans remain outstanding as of December 31, 2021.
Related Party Transactions
In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans are as follows:
	Years Ended December 31,
	2021	2020
Balance, beginning of year	$18,024	$18,981
Advances	12,174	12,592
Repayments	(6,504)	(13,549)
Balance, end of year	$23,694	$18,024

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 4.   PREMISES AND EQUIPMENT
Premises and equipment is summarized as follows:
	December 31,
	2021	2020
Land	$2,622	$1,365
Buildings and leasehold improvements	13,814	12,596
Furniture and equipment	5,977	5,431
	22,413	19,392
Accumulated depreciation	(6,427)	(5,561)
	$15,986	$13,831
Depreciation expense for the years ended December 31, 2021 and 2020 totaled $1,005 and $900, respectively.
Leases
The Company leases its banking facilities in Huntsville, Decatur, Madison, Birmingham (Vestavia office), Daphne and Tuscaloosa, Alabama as well as Destin, Inlet Beach, Santa Rosa and Panama City, Florida under operating lease agreements from unrelated entities. The Huntsville Main Office and Decatur Main Office lease terms are 96 months and require fixed monthly payments for the designated square footage. The Madison Office lease term is 120 months and requires monthly payments for the designated square footage. The Jones Valley (Huntsville branch location) lease terms are for a period of 180 months and require equal monthly installments correspondent to lease year. The Huntsville Mortgage group also leases one office in Huntsville and Madison with a lease term of equal installments and a 60-day notification of termination of lease. The Vestavia office (Birmingham branch location) lease term is 24 months and requires equal monthly installments correspondent to the lease year. The Tuscaloosa office lease terms are 15 months and require fixed monthly payments for the designated square footage. The Daphne office lease terms are 30 months and requires monthly payments for the designated square footage. The Destin, Florida office lease term is 60 months and requires monthly payments for the designated square footage. The Inlet Beach, Florida office lease term is 120 months and requires monthly payments for the designated square footage. The Panama City office lease terms are 26 months and require fixed monthly payments for the designated square footage. The Company is also responsible for utilities and its share of property taxes under the lease agreements prorated according to either (1) the tenant’s pro rata share of operating expenses or (2) the square footage usage.
Future minimum lease payments on the leases described above are summarized as follows:
2022	$2,065
2023	1,991
2024	2,036
2025	1,921
2026	877
Thereafter	3,490
$12,380
Rental expense included in the consolidated statements of income for the years ended December 31, 2021 and 2020 is $1,945 and $1,783, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 5.   DEPOSITS
At December 31, 2021 and 2020, deposits were as follows:
	December 31,
	2021	2020
Noninterest-bearing accounts	$422,013	$297,741
Interest-bearing demand	872,894	807,104
Savings accounts	21,081	13,824
Time deposits:
Time deposits of $250,000 or more	125,943	118,686
Other certificates of deposit	142,003	159,347
Total deposits	$1,583,934	$1,396,702
Brokered deposits totaled approximately $0 and $103 as of December 31, 2021 and 2020, respectively. The scheduled maturities of all time deposits at December 31, 2021 are as follows:
2022	$200,299
2023	39,946
2024	19,351
2025	3,581
2026	4,769
$267,946
Deposits from related parties held by the Company at December 31, 2021 and 2020 totaled $35,830 and $19,442, respectively. Overdraft demand deposits reclassified to loans totaled $574 and $108 at December 31, 2021 and 2020, respectively.
NOTE 6.   REPURCHASE AGREEMENTS
Repurchase agreements recorded as of December 31, 2021 and 2020 was $12,945 and $9,226, respectively. Repurchase agreements, which are short term borrowings collateralized by securities and bank owned certificates of deposit, generally mature within one day from the transaction date. The agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
NOTE 7.   OTHER BORROWINGS
The company has no outstanding advances from the Federal Home Loan Bank of Atlanta. If the company needed to borrow, their advances would be secured by a blanket floating lien on qualifying commercial mortgages of approximately $29,468; qualifying residential mortgages of approximately $82,742 and qualifying home equity lines of credit of approximately $11,772. The Company also maintains a letter of credit agreement with the Federal Home Loan Bank in the amount of $50,000 that it has pledged against certain public deposits under the Alabama SAFE program and to support affordable housing programs that is also secured by the above blanket floating liens. The Company may borrow approximately an additional $73,982 under these collateral arrangements at December 31, 2021.
At December 31, 2021, the Company also has accommodations which allow the purchase of federal funds from several correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid in less than a month. The Company may borrow up to $103,000 under these arrangements as of December 31, 2021. No amounts were outstanding under these arrangements at December 31, 2021 and 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 7.   OTHER BORROWINGS (Continued)
During 2021, the Company renewed a $10 million revolving line of credit loan through a correspondent bank. This line of credit, collateralized by Bank stock, matures on December 29, 2022. Interest is a variable rate equal to one-month CME Term SOFR Rate (3.002% at December 31, 2021) plus 2.95%. Repayment terms are interest only due quarterly with principal due at maturity. There was $0 outstanding under this agreement as of December 31, 2021.
NOTE 8.   SUBORDINATED DEBENTURES
Subordinated debentures consist of the following:
	December 31,
	2021	2020
Subordinated debentures (face value)	$—	$5,500
Deferred origination costs	—	(64)
Deferred interest rebate	—	24
Purchase accounting adjustment	—	(69)
	$—	$5,391
The subordinated debentures were assumed from First Partners Financial, Inc. The debentures were issued on October 15, 2015 and are due on October 1, 2025. These debentures are unsecured obligations. The interest rate is fixed and is equal to 6.9375% per annum with interest payments due quarterly on January 1, April 1, July 1 and October 1 of each year. As part of the debenture agreement, the Company received a rebate of the interest due through January 14, 2016 at a rate of 3.4875% per annum. The rebate is being deferred over the life of the agreement along with the costs incurred to originate the debentures and the purchase accounting adjustment to record the debentures at fair value as of the date of acquisition resulting in an effective rate on the debentures of 7.353% per annum. The subordinated debentures were paid in full January 4, 2021.
NOTE 9.   EMPLOYEE AND DIRECTOR BENEFITS
Incentive Stock Options
The Company adopted an incentive stock compensation plan during 2008 which granted directors, key employees and others options to purchase shares of common stock of the Company. Options may be granted as incentive stock options or nonqualified stock options depending on the eligibility of the recipient. Option prices and terms are determined by a committee appointed by the Board of Directors. The plan permitted the grant of stock options totaling up to 1,186,742 of common shares of the Company. As of April 2016, there were no further shares available to be granted under the 2008 plan and it was replaced by the 2016 Equity Incentive Plan which permits the grant of stock options and other equity based awards totaling up to 466,641 of common shares of the Company. At the April 2018 shareholders’ meeting, 1,500,000 stock options were added to the 2016 Equity Incentive Plan. As of December 31, 2021, there are 900,218 options and equity awards under the 2016 plan available to be granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 9.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Other pertinent information related to stock options for the years ended December 31, 2021 and 2020 is as follows:
2008 Incentive Stock Compensation Plan	Number	Weighted- Average Exercise Price
Options outstanding at January 1, 2021	532,594	$12.13
Granted	—	—
Exercised	(120,544)	10.86
Forfeited	—	—
Options outstanding at December 31, 2021	412,050	$12.50
Exercisable at December 31, 2021	412,050	$12.50
Weighted-average remaining contractual life		2.02 years
Options outstanding at January 1, 2020	676,794	$11.83
Granted	—	—
Exercised	(142,700)	10.70
Forfeited	(1,500)	12.50
Options outstanding at December 31, 2020	532,594	$12.13
Exercisable at December 31, 2020	517,434	$12.12
Weighted-average remaining contractual life		2.64 years
2016 Equity Incentive Plan	Number	Weighted- Average Exercise Price
Options outstanding at January 1, 2021	617,050	$15.79
Granted	169,250	18.22
Exercised	(27,050)	15.08
Forfeited	(41,950)	16.36
Options outstanding at December 31, 2021	717,300	$16.36
Exercisable at December 31, 2021	285,700	$15.26
Weighted-average remaining contractual life		7.09 years
Options outstanding at January 1, 2020	477,750	$14.97
Granted	174,000	18.00
Exercised	(11,200)	15.00
Forfeited	(23,500)	15.89
Options outstanding at December 31, 2020	617,050	$15.79
Exercisable at December 31, 2020	183,100	$14.82
Weighted-average remaining contractual life		7.88 years
Restricted Stock
The Company may issue restricted stock under the 2016 Equity Incentive Plan and the amount available to be granted is included in the 900,218 total awards available to be granted as disclosed in this note under “Incentive Stock Options”. Recipients of restricted stock do not pay any cash consideration to the Company for the shares. The restriction is based upon continuous service. Restricted stock consists of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 9.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)
	Restricted Shares	Weighted- Average Market Price
Year Ended December 31, 2021:
Balance, at beginning of year	96,968	$15.75
Granted	61,500	18.20
Vested	(47,652)	15.00
Forfeited	(999)	18.00
Unvested balance, at end of year	109,817	$16.68
Year Ended December 31, 2020:
Balance, at beginning of year	76,821	$15.00
Granted	58,000	18.00
Vested	(37,353)	15.00
Forfeited	(500)	15.00
Unvested balance, at end of year	96,968	$15.75
Stock-Based Compensation Expense
The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton valuation model that uses the assumptions noted in the following table. Expected volatilities are based on an average of traded community banks. The Company considers historical data and peer group data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options and warrants granted is based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
The fair value of stock options granted was based upon the following weighted average assumptions for all stock option awards:
	Years Ended December 31,
	2021	2020
Dividend yield	2.36%	2.36%
Weighted-average volatility	36.31%	28.23%
Expected life in years	7.5 years	7.5 years
Weighted-average risk-free interest rate	0.75%	1.56%
Annual forfeiture rate of stock options	3.00%	3.00%
Weighted average grant-date fair value	$5.25	$4.23
As of December 31, 2021 there was $1,393 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of approximately 3 years.
Compensation expense for restricted stock is based on the estimated market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period. Unvested restricted stock is shown as a reduction of stockholders’ equity until earned. As of December 31, 2021, unvested restricted stock totaled $1,247 and is expected to be recognized over a weighted-average period of 2.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 9.   EMPLOYEE AND DIRECTOR BENEFITS (Continued)
Total stock-based compensation expense recognized under all stock-based awards is as follows:
	Years Ended December 31,
	2021	2020
Incentive stock options	$557	$443
Restricted stock	824	792
	$1,381	$1,235
Profit Sharing Plan
The Company sponsors a 401(k) profit sharing plan covering substantially all employees. There were contributions to the plan totaling $809 and $735 charged to expense for the years ended December 31, 2021 and 2020, respectively.
Advance Compensation Agreements
During 2014, 2018 and 2021, the Company entered into advance compensation agreements in the form of forgivable loans totaling $3,837 with certain employees hired for the Company’s investment services division. In return for satisfactory performance, these loans will be amortized into compensation expense over a term of nine years. However, if the employee relationship terminates, the employees will owe the remaining unamortized balance to the Company in the form of a loan. Amortization expense, net of interest income from the agreements, charged to expense totaled $486 and $417 for the years ended December 31, 2021 and 2020, respectively. The remaining unamortized principal balance of the advance compensation agreements at December 31, 2021 and 2020 totaled $1,093 and $1,093, respectively, and is included in other assets in the accompanying consolidated balance sheets.
NOTE 10.   INCOME TAXES
Income tax expense consists of the following:
	Years Ended December 31,
	2021	2020
Current	$4,680	$4,005
Deferred	(409)	(657)
Federal tax credit investment amortization	1,324	1,434
Income tax expense	$5,595	$4,782
The Company’s income tax differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences as of December 31, 2021 and 2020 is as follows:
	Years Ended December 31,
	2021	2020
Income tax expense at federal statutory rate	$5,432	$4,514
State income taxes	935	800
Tax-free income	(507)	(371)
Stock-based compensation	97	71
Federal tax credit benefit, net	(307)	(239)
Nondeductible (income) expenses and other	(55)	7
Income tax expense	$5,595	$4,782

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 10.   INCOME TAXES (Continued)
The components of deferred income taxes are as follows:
	December 31,
	2021	2020
Deferred income tax assets:
Loan loss reserves	$3,414	$3,142
Pre-opening and organization expenses	51	98
Stock-based compensation	184	170
Federal tax credits	250	174
Securities available for sale	235	572
Other	109	16
	4,243	4,172
Deferred income tax liabilities:
Depreciation	687	655
Purchase accounting adjustments	123	118
Other	—	38
	810	811
Net deferred income tax assets	$3,433	$3,361
The federal and state income tax returns of the Company for 2018, 2019, and 2020 are subject to examination, generally for three years after they were filed.
The Company is invested in partnerships that generate federal low-income housing tax credits. The investments are being amortized into income tax expense over ten years, the expected term of the tax credits, using the proportional amortization method as allowed under ASU No. 2014-1, Accounting for Investments in Qualified Affordable Housing Projects. At December 31, 2021 and 2020, the investments totaled $6,738 and $8,062, respectively, with a remaining investment of $0 due in 2021. The resulting tax benefit of the tax credit investment amortization is recorded in deferred income taxes and totaled $201 and $49 for the years ended December 31, 2021 and 2020, respectively. Federal low-income housing tax credits generated from the partnerships totaled $1,257 and $1,372 for the years ended December 31, 2021 and 2020, respectively, and is recorded as a reduction of current income tax expense. The following table summarizes the Company’s net benefit from the investment in these tax credits for the years ended December 31, 2021 and 2020.
	Years Ended December 31,
	2021	2020
Federal low-income housing tax credits	$1,257	$1,372
Amortization of Federal tax credit investment, net of tax	(950)	(1,133)
Total federal tax credit benefit, net	$307	$239
NOTE 11.   COMMITMENTS AND CONTINGENCIES
Loan Commitments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit are variable rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 11.   COMMITMENTS AND CONTINGENCIES (Continued)
The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:
	December 31,
	2021	2020
Commitments to extend credit	$319,348	$275,941
Standby letters of credit	8,153	7,085
	$327,501	$283,026
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.
At December 31, 2021 and 2020, the carrying amount of liabilities related to the Company’s obligation to perform under letters of credit was insignificant. The Company has not been required to perform on any letters of credit, and the Company has not incurred any losses on letters of credit for the years ended December 31, 2021 and 2020.
Contingencies
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company’s financial statements.
NOTE 12.   CONCENTRATIONS OF CREDIT
The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in North Alabama and the panhandle of Florida. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in this area. Seventy-seven percent of the Company’s loan portfolio is secured by real estate, of which the majority is secured by real estate in the Company’s market area.
The Company, according to regulatory restrictions, may not generally extend credit to any single borrower or group of related borrowers on a secured basis in excess of 20% of capital, as defined, or $38,210 or on an unsecured basis in excess of 10% of capital, as defined, or $19,105. However, the Company has established internal policies that limit the extension of credit to any single borrower or group of related borrowers on a secured basis to $15,000 and on an unsecured basis to $3,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 13.   REGULATORY MATTERS
State banking regulations place certain restrictions on the payment of dividends by the Bank to the Company. The total amount of dividends which may be paid by the Bank in any calendar year shall not exceed the total of its net earnings (as defined by banking regulations) of that year combined with its retained net earnings of the preceding two years. For 2021, the Bank had approximately $26,072 of net retained earnings from the previous two years available for dividend payments to the Company plus its net earnings for 2021.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Bank is subject to an institution-specific capital buffer, which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. Management believes, as of December 31, 2021 and 2020, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2021, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or event since that notification that management believes have changed the Bank’s category.
The actual capital amounts and ratios are presented in the following table:
		Actual Ratio	For Capital Adequacy Purposes(1)		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount		Amount	Ratio	Amount	Ratio
December 31, 2021:
Total Capital to Risk Weighted Assets	$172,457	12.246%	$147,866	10.500%	$140,825	10.000%
Tier 1 Capital to Risk Weighted Assets	$159,396	11.319%	$119,701	8.500%	$112,660	8.000%
CET1 Capital to Risk Weighted Assets	$159,396	11.319%	$98,577	7.000%	$91,536	6.500%
Tier 1 Capital to Average Total Assets	$159,396	9.192%	$69,361	4.000%	$86,701	5.000%
December 31, 2020:
Total Capital to Risk Weighted Assets	$157,446	12.085%	$136,795	10.500%	$130,281	10.000%
Tier 1 Capital to Risk Weighted Assets	$145,424	11.162%	$110,739	8.500%	$104,225	8.000%
CET1 Capital to Risk Weighted Assets	$145,424	11.162%	$91,197	7.000%	$84,683	6.500%
Tier 1 Capital to Average Total Assets	$145,424	9.513%	$61,149	4.000%	$76,437	5.000%

(1)
Includes the capital conservation buffer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 14.   DERIVATIVE INSTRUMENTS
Derivative instruments are reported at fair value in other assets and other liabilities in the accompanying balance sheets. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. The Company has entered into interest rate swaps (swaps) to facilitate customer transactions in connection with their financing needs. Upon entering into swaps with borrowers, the Company enters into offsetting positions with counterparties to minimize risk to the Company. These back-to-back swaps qualify as derivatives, but are not designated as hedging instruments. As a result, these instruments are classified as trading assets and liabilities.
Interest rate swap contracts involve the risk of dealing with borrowers and counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty and therefore, has no credit risk.
A summary of the Company’s interest rate swaps is included in the following table:
	December 31, 2021		December 31, 2020
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate swap agreements
Pay variable/receive fixed swaps	$95,735	$572	$83,246	$2,801
Pay fixed/receive variable swaps	95,735	(572)	83,246	(2,801)
	$191,470	$—	$166,492	$—
NOTE 15.   FAIR VALUE OF ASSETS AND LIABILITIES
Determination of Fair Value
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.
Fair Value Hierarchy
In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 15.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
Level 1 — Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
Level 2 — Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 — Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.
Cash and Cash Equivalents: The carrying amount of cash and cash equivalents approximates fair value.
Securities:   Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange-traded equities.
If quoted market prices are not available, fair values are estimated using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include U.S. Government sponsored agency securities, state and municipal securities, and other securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, those securities would be classified in level 3.
Restricted Equity Securities:   Fair value of restricted equity securities is based on the cost of the security which approximates fair value.
Loans Held for Sale:   The carrying amounts of loans held for sale approximates their fair value.
Loans:   The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair values of fixed rate loans is estimated based on discounted contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is based on discounted contractual cash flows or underlying collateral values, where applicable.
Deposits:   The carrying amounts of demand deposits, savings deposits, variable-rate certificates of deposit approximate their fair values. The fair value of fixed-rate certificates of deposit is based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.
Repurchase Agreements:   The carrying amounts of repurchase agreements approximates their fair value.
Other Borrowings:   The fair value of other borrowings is based on discounted contractual cash flows using interest rates currently being offered for borrowings of similar type and maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 15.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
Subordinated debentures:   The fair value of subordinated debentures is based on discounted contractual cash flows using interest rates currently being offered for instruments of similar type and maturities.
Accrued Interest: The carrying amounts of accrued interest approximates their fair value.
Trading Assets and Liabilities:   The Company has derivative instruments in the form of interest rate swap agreements accounted for as trading assets and liabilities and carried at fair value. The fair value of these instruments is based on information obtained from a third party financial institution. The Company reflects these instruments within level 2 of the valuation hierarchy.
Off-Balance Sheet Instruments:   The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.
The following tables present financial assets and liabilities measured at fair value on a recurring basis:
		Fair Value Measurements at December 31, 2021 Using
	Assets (Liabilities) Measured at Fair Value	Quoted Prices In Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$96,673	$—	$96,673	$—
Trading assets	572	—	572	—
Trading liabilities	(572)	—	(572)	—
		Fair Value Measurements at December 31, 2020 Using
	Assets (Liabilities) Measured at Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$55,674	$—	$55,674	$—
Trading assets	2,801	—	2,801	—
Trading liabilities	(2,801)	—	(2,801)	—
Assets Measured at Fair Value on a Nonrecurring Basis
Following is a description of the valuation methodologies used for instruments measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Impaired Loans
Loans considered impaired under ASC 310-10-35, Receivables, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 15.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent.
The fair value of impaired loans are primarily measured based on the value of the collateral securing these loans. Impaired loans are typically classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.
Foreclosed Assets
Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is generally determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. Due to the subjective nature, incorporating both observable and unobservable inputs factored into the appraisal process, including various assumptions and expectations on cash flows, all of the Company’s foreclosed assets carried at fair value are classified within Level 3 of the valuation hierarchy. As of December 31, 2021 and 2020, there were $0 of foreclosed assets measured at fair value on a nonrecurring basis, respectively.
The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy at December 31, 2021 and 2020 for which a nonrecurring change in fair value has been recorded:
	Carrying Value at December 31, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$2,830	$—	$—	$2,830
	Carrying Value at December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$2,730	$—	$—	$2,730
Quantitative Disclosures for Level 3 Fair Value Measurements
The Company had no Level 3 assets measured at fair value on a recurring basis at December 31, 2021 or 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 15.   FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2021, the significant unobservable inputs used in the fair value measurements are presented below.
	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Nonrecurring:
Impaired loans	$2,830	Appraisal	Appraisal discounts (%)	5 – 10%
For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2020, the significant unobservable inputs used in the fair value measurements are presented below.
	Carrying Amount	Valuation Technique	Significant Unobservable Input	Weighted Average of Input
Nonrecurring:
Impaired loans	$2,730	Appraisal	Appraisal discounts (%)	5 – 10%
Fair Value of Financial Instruments
The carrying amount and estimated fair value of the Company’s financial instruments were as follows as of December 31, 2021 and 2020:
	2021		2020
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$355,768	$355,768	$222,827	$222,827
Securities available for sale	96,673	96,673	55,674	55,674
Restricted equity securities	790	790	1,088	1,088
Loans held for sale	16,223	16,223	66,929	66,929
Loans, net	1,219,351	1,220,041	1,151,810	1,146,337
Accrued interest receivable	3,904	3,904	3,935	3,935
Trading assets	572	572	2,801	2,801
Financial liabilities:
Deposits	$1,583,934	$1,584,193	$1,396,702	$1,400,349
Repurchase agreements	12,945	12,945	9,226	9,226
Other borrowings	—	—	—	—
Subordinated debentures	—	—	5,391	5,852
Accrued interest payable	158	158	301	301
Trading liabilities	572	572	2,801	2,801
NOTE 16.   REVENUE FROM CONTRACTS WITH CUSTOMERS
Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”), provides guidance for reporting revenue from the Company’s contracts to provide goods or services to customers. The guidance requires recognition of revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 16.   REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)
The majority of revenue-generating transactions are excluded from the scope of ASC 606, including revenue generated from financial instruments, such as securities and loans; rental income; income on bank owned life insurance contracts; and gains on sales of mortgage loans. Revenue-generating transactions that are within the scope of ASC 606, classified within other income, are described as follows:
Service Charges on Deposit Accounts — represent service fees for monthly activity and maintenance on customer accounts. Attributes can be transaction-based, item-based or time-based. Revenue is recognized when the Company’s performance obligation is completed which is generally monthly for maintenance services or when a transaction is processed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.
Bank Card Fees — bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. This income is included in other operating income on the consolidated statements of income.
Gains and Losses from Sales of Other Real Estate Owned — the performance obligation in the sale of other real estate owned typically will be the delivery of control over the property to the buyer. If the Company is not providing the financing of the sale, the transaction price is typically identified in the purchase and sale agreement. However, if the Company provides seller financing, the Company must determine a transaction price, depending on if the sale contract is at market terms and taking into account the credit risk inherent in the arrangement.
Financial Services Fees — commissions and fees are earned through a third party marketing agreement. These fees are included in investment and insurance services on the income statement and are received monthly.
Other operating income primarily includes both transaction-based fees and account maintenance fees, along with the one-time payment resulting from the termination of a Loan Guarantee Program operated by the State of Alabama. Transaction based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Other account maintenance fees are recognized over time, usually on a monthly basis, as the Company’s performance obligation for services is satisfied. The Company did not have an aggregate effect of modification resulting from adoption of ASC 606, and no financial statement line items were affected by this change in accounting standard.
NOTE 17.   PARENT COMPANY FINANCIAL INFORMATION
The following information presents the condensed balance sheets of Progress Financial Corporation as of December 31, 2021 and 2020 and the condensed statements of income and cash flows for the years then ended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 17.   PARENT COMPANY FINANCIAL INFORMATION (Continued)
CONDENSED BALANCE SHEETS
	2021	2020
Assets
Cash	$1,915	$1,495
Investment in subsidiary	178,658	165,851
Other assets	439	453
Total assets	$181,012	$167,799
Liabilities and stockholders’ equity
Subordinated debentures	$—	$5,391
Other liabilities	—	98
Total liabilities	—	5,489
Stockholders’ equity	181,012	162,310
Total liabilities and stockholders’ equity	$181,012	$167,799
CONDENSED STATEMENTS OF INCOME
	2021	2020
Income
Dividends from subsidiary	$7,770	$9,565
Expenses
Interest	109	469
Salaries and benefits	858	825
Other	28	28
	995	1,322
Income before income tax benefits and equity in undistributed earnings of subsidiary	6,775	8,243
Income tax benefits	287	360
Income before equity in undistributed earnings of subsidiary	7,062	8,603
Equity in undistributed earnings of subsidiary	13,210	8,110
Net income	$20,272	$16,713

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE 17.   PARENT COMPANY FINANCIAL INFORMATION (Continued)
CONDENSED STATEMENTS OF CASH FLOWS
	2021	2020
OPERATING ACTIVITIES
Net income	$20,272	$16,713
Adjustments to reconcile net income to net
cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(13,210)	(8,110)
Stock-based compensation	824	724
Net other operating activities	(84)	29
Net cash provided by operating activities	7,802	9,356
FINANCING ACTIVITIES
Repayment of other borrowings	—	(6,000)
Repayment of subordinated debt.	(5,391)	—
Dividends paid to shareholders	(2,269)	(1,940)
Proceeds from exercise of stock options	2,187	2,108
Purchase of treasury stock	(1,978)	(3,827)
Sale of treasury stock	69	448
Net cash used in financing activities	(7,382)	(9,211)
Net increase in cash	420	145
Cash at beginning of year	1,495	1,350
Cash at end of year	$1,915	$1,495

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

United’s articles of incorporation, as amended, provide that no director of United shall be personally liable to United or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the Georgia Business Corporation Code.
United’s bylaws require it to indemnify its directors, officers, employees, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct specified therein.
In addition, United’s bylaws require it to indemnify its directors, officers, employees, and agents for expenses actually and reasonably incurred in connection with legal actions or proceedings instituted by or in the right of United to procure a judgment in its favor, if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct set forth therein. However, United will not indemnify a director, officer, employee, or agent for such expenses if such person is adjudged liable to United, unless so ordered by the court in which the legal action or proceeding is brought.
A determination concerning whether or not the applicable standard of conduct has been met by a director, officer, employee, or agent seeking indemnification must be made by (1) a disinterested majority of the Board of Directors, (2) United’s legal counsel, if a quorum of disinterested directors is not obtainable or if the disinterested directors so order, or (3) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a director, officer, employee, or agent in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.
As provided under Georgia law, the liability of a director may not be eliminated or limited (1) for any appropriation, in violation of his duties, of any business opportunity of United, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for unlawful corporate distributions, or (4) for any transaction from which the director received an improper benefit.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to United’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
United’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

Item 21.
Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between United Community Banks, Inc. and Progress Financial Corporation dated as of May 3, 2022 (attached as Annex A to the proxy statement/prospectus contained in this Registration Statement).*
3.1	Restated Articles of Incorporation of United Community Banks, Inc., as amended through August 13, 2021 (incorporated by reference to Exhibit 3.1 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021).
3.2	Amended and Restated Bylaws of United Community Banks, Inc., as amended (incorporated by reference to Exhibit 3.2 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 11, 2015).
4.1	Form of common stock certificate of United Community Banks, Inc.**
4.2	United Community Banks, Inc. will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.
5.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding the validity of the securities to be issued.**
8.1	Opinion of Nelson Mullins Riley & Scarborough LLP regarding certain tax matters.**
8.2	Opinion of Maynard, Cooper & Gale P.C. regarding certain tax matters.**
21.1	Subsidiaries of United Community Banks, Inc. (incorporated by reference to Exhibit 21 to United Community Banks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 25, 2021).
23.1	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1).**
23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.1).**
23.3	Consent of Maynard, Cooper & Gale P.C. (included in Exhibit 8.2).**
23.4	Consent of PricewaterhouseCoopers LLP.
23.5	Consent of Mauldin & Jenkins, LLC.
24.1	Power of Attorney (included on signature page).
99.1	Consent of Stephens Inc.
99.2	Form of proxy of Progress Financial Corporation.**
107	Filing Fee Table.

*
Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. United agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**
To be filed by amendment.

Item 22.
Undertakings.

The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)
That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(9)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenville, South Carolina, on June 24, 2022.
UNITED COMMUNITY BANKS, INC.
By:
/s/ H. Lynn Harton

Name:
H. Lynn Harton

Title:
Chairman, President and Chief Executive Officer

Each of the undersigned officers and directors of United Community Banks, Inc. does hereby severally constitute and appoint H. Lynn Harton, Jefferson L. Harralson and Alan H. Kumler, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments and any other registration statement filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
By: /s/ H. Lynn Harton H. Lynn Harton	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 24, 2022
By: /s/ Jefferson L. Harralson Jefferson L. Harralson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 24, 2022
By: /s/ Alan H. Kumler Alan H. Kumler	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 24, 2022
By: /s/ Thomas A. Richlovsky Thomas A. Richlovsky	Lead Independent Director	June 24, 2022
By: /s/ Jennifer M. Bazante Jennifer M. Bazante	Director	June 24, 2022
By: /s/ Robert Blalock Robert Blalock	Director	June 24, 2022

Signature	Title	Date
By: /s/ James P. Clements James P. Clements	Director	June 24, 2022
By: /s/ Kenneth L. Daniels Kenneth L. Daniels	Director	June 24, 2022
By: /s/ Lance F. Drummond Lance F. Drummond	Director	June24, 2022
By: /s/ Jennifer K. Mann Jennifer K. Mann	Director	June 24, 2022
By: /s/ David C. Shaver David C. Shaver	Director	June 24, 2022
By: /s/ Tim R. Wallis Tim R. Wallis	Director	June 24, 2022
By: /s/ David H. Wilkins David H. Wilkins	Director	June 24, 2022